SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CONTENTS
INVITATION	1
CALL NOTICE	4
MANAGEMENT PROPOSAL	7
1. PROCEDURES INHERENT TO THE EXTRAORDINARY GENERAL MEETING HEREBY
CALLED	7
VOTING RIGHT	7
INSTALLATION OF THE EXTRAORDINARY GENERAL MEETING	7
QUALIFICATION AND PARTICIPATION IN THE EXTRAORDINARY GENERAL MEETING	7
DISTANCE VOTING	8
2. MATTERS TO BE SUBMITTED FOR RESOLUTION AT THE EXTRAORDINARY GENERAL
MEETING HEREBY CONVENED	9
INDEPENDENCE OF THE ITEMS OF THE CALL NOTICE OF THE 171ST EGM:	9
HISTORY	11
FIRST EXTENSION OF THE DEADLINE FOR THE TRANSFER OF CONTROL OF THE DISTRIBUTION COMPANIES
12
LIQUIDATION	14
NEUTRALITY OF THE DESIGNATION PERIOD	15
ORDINANCE MME NO. 388/2016	15
LAW NO. 12,783/2013	15
NORMATIVE RESOLUTION ANEEL NO. 748/2016	15
ANNEX I OF ANEEL NORMATIVE RESOLUTION NO. 748/2016	16
3. ANALYSIS OF BENEFITS, COSTS AND RISKS	21
BENEFITS	21
COSTS	21
RISKS	21
MANAGEMENT CONCLUSION	22
ANNEX 01 – CPPI RESOLUTION 36	23
ANNEX 02 – DECREE NO. 9,192/17	25
ANNEX 03 – ORDINANCE OF DESIGNATION MME 246	31
ANNEX 04 – OFFICIAL LETTER 209/2018 MME AND LETTER 2059	33
ANNEX 05 – TECHNICAL NOTE IT DDEF 005 - INSUFFICIENCY OF DESIGNATION RESOURCES	38
ANNEX 06 – LIQUIDATION TECHNICAL NOTE	62
ANNEX 07 – LETTER TO THE MINISTRY OF MINES AND ENERGY	76
ANNEX 08 – LETTER PR 2015-2018	79
ANNEX 09 - INFORMATION ABOUT THE CANDIDATES FOR MEMBER OF THE BOARD OF DIRECTORS	84
ANNEX 10 - INFORMATION ABOUT THE CANDIDATES FOR MEMBERS OF THE COMPANY’S FISCAL COUNCIL	87
ANNEX 11 – OPINION OF THE LEGAL SUPERINTENDENCE	93
ANNEX 12 – VOTING BALLOT TEMPLATE	107

INVITATION

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS calls all its shareholders to attend to its 171st Extraordinary General Meeting, as follows:

Date: July 30, 2018

Time (Brasília): 2 p.m.

Venue: Company’s Headquarters, Setor Comercial Norte, Quadra 6, Conjunto A, Bloco A, 6th and 8th floors, of Ed. Venâncio 3000, Asa Norte, CEP 70716-900, Brasília-DF;

Matters to be deliberated:

1. To approve the rectification of item 1 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia de Eletricidade do Acre (hereinafter referred to as "Eletroacre") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 421/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

2. To approve the rectification of item 4 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Centrais Elétricas de Rondônia S.A (hereinafter referred to as "Ceron") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 422/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

3. To approve the rectification of item 7 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Boa Vista Energia S.A (hereinafter referred to as "Boa Vista Energia") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 425/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

4. To approve the rectification of item 10 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Amazonas Distribuidora de Energia S.A. (hereinafter referred to as "Amazonas Energia") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 420/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected; (iii) that has been recognized by law, regulatory act or administrative or regulatory means, of the full reimbursement by the CDE/CCC of the costs related to the gas supply contract No. OC-1902/2006 and additives, in order to guarantee its non-onerosity according to Law nº 12,111/2009;

5. To approve the rectification of item 13 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia Energética do Piauí (hereinafter referred to as "Cepisa") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 423/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

6. To approve the rectification of item 15 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia Energética de Alagoas (hereinafter referred to as "Ceal") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 424/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

7. To approve, if items 1, 2, 3, 4, 5 or 6 are not deliberated or disapproved, or in case of failure to comply with any of the conditions listed in items 1 to 6, the beginning of dissolution and liquidation of respective distribution company (object of the referenced items);

8. To elect 01 (one) effective member to the Board of Directors of the Company, to fulfill the remainder of the term of Mr. Esteves Pedro Colnago Júnior, a former member appointed by the Ministry of Planning, Development and Management, who resigned;

9. To elect of 01 (one) effective member and its respective deputy to the Company's Fiscal Council, pursuant to article 50, I of the Company's Bylaws.

The Company prepared this Management Proposal, in compliance with good corporate governance and transparency practices, in order to guide and clarify all its Shareholders on the matters that will be deliberated, placing at the disposal of the Superintendence of Investors Relations at the disposal of the Company, in order to clarify any additional questions.

Service Channels

Presidente Vargas, 409 - 9º andar - Edifício Herm Stoltz

Rio de Janeiro - Cep: 20.071-003
Site:www.eletrobras.com/elb/ri

E-mail: ombudsman-ri@eletrobras.com
Phone:(21) 2514-6333|2514-4627 Fax: (21) 2514-5964

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly company)

CNPJ. No. 00.001.180/0001-26

CALL NOTICE

171st Extraordinary General Meeting

The company hereby convenes the Shareholders of Centrais Elétricas Brasileiras - Eletrobras S.A. - Eletrobras (“Company”) to meet at the Company’s registered office, in Brasília, Distrito Federal, Setor Comercial Norte, Quadra 06, Conjunto A, Bloco A, 6º e 8º floors, parte, Ed. Venâncio 3000, Asa Norte, CEP 70716-900, on July 30, 2018, at 2 p.m., at the Extraordinary General Meeting to deliberate on the following Agenda:

1. To approve the rectification of item 1 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia de Eletricidade do Acre (hereinafter referred to as "Eletroacre") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 421/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

2. To approve the rectification of item 4 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Centrais Elétricas de Rondônia S.A (hereinafter referred to as "Ceron") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 422/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

3. To approve the rectification of item 7 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Boa Vista Energia S.A (hereinafter referred to as "Boa Vista Energia") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 425/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

4. To approve the rectification of item 10 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Amazonas Distribuidora de Energia S.A. (hereinafter referred to as "Amazonas Energia") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 420/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected; (iii) that has been recognized by law, regulatory act or administrative or regulatory means, of the full reimbursement by the CDE/CCC of the costs related to the gas supply contract No. OC-1902/2006 and additives, in order to guarantee its non-onerosity according to Law nº 12,111/2009;

5. To approve the rectification of item 13 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia Energética do Piauí (hereinafter referred to as "Cepisa") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 423/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

6. To approve the rectification of item 15 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia Energética de Alagoas (hereinafter referred to as "Ceal") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 424/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

7. To approve, if items 1, 2, 3, 4, 5 or 6 are not deliberated or disapproved, or in case of failure to comply with any of the conditions listed in items 1 to 6, the beginning of dissolution and liquidation of respective distribution company (object of the referenced items);

8. To elect 01 (one) effective member to the Board of Directors of the Company, to fulfill the remainder of the term of Mr. Esteves Pedro Colnago Júnior, a former member appointed by the Ministry of Planning, Development and Management, who resigned;

9. To elect of 01 (one) effective member and its respective deputy to the Company's Fiscal Council, pursuant to article 50, I of the Company's Bylaws.

Pursuant to paragraph one of article 126 of the Corporation Law and the decision no. 1 of the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the general meeting: (i) if by an individual, by an attorney appointed less than one (1) year ago (which is a shareholder, manager of the Company or attorney duly registered under the Brazilian Bar Association); (ii) if by a legal entity, by its legal representatives or by an attorney appointed in accordance with its Corporate Articles and in accordance with the Brazilian Civil Code; and (iii) if by an investment fund, by its administrator and/or manager, or by an attorney appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

Subject to the procedures set forth in CVM Instruction 481, of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions contained in the Management Proposal for the Extraordinary General Meeting hereby called, the shareholder may exercise the right to vote by completing and delivering the distance voting ballot ("Voting Ballot") made available by the Company at the Company's websites (www.eletrobras.com/ri) and that of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br).

The Shareholder or its legal representative, in order to ensure admission to the Extraordinary General Meeting, pursuant to article 5 of CVM Instruction 481, shall submit the following documents:

•       Official ID card with photo;

•       Authenticated photocopy of the updated Articles (Corporate Bylaws or Social Contracts), in the case of a legal entity;

•       Original or authenticated photocopy of power of attorney granted by shareholder; and

•       Original copy of the extract of shareholder status provided by the depository or custodial institution, identifying its status as a shareholder.

Pursuant to the first paragraph of article 19 of the Corporate Bylaws, it is requested that documents evidencing the condition of shareholder and its representation be submitted within 72 (seventy-two) hours before the Extraordinary General Meeting convened at the Superintendence Investor Relations Department - DFR, Market Assistance Division - DFRM, at Avenida Presidente Vargas, no. 409 - 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, during the time from 8 a.m. to 12 p.m. and 2 p.m. to 5 p.m. The shareholders who attend it, presenting the required documentation, shall participate in the Extraordinary General Meeting summoned hereunder.

Resolutions at the Extraordinary General Meeting now convened shall be passed by a majority of votes, and each shareholder's vote shall be proportional to its shareholding in the Company's share capital.

The shareholders shall have access, at the Investor Relations Department - DFR, Market Relations and Compulsory Loan Department – DFRM, at Av. Presidente Vargas, no. 409 - 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, and at the Company websites (www.eletrobras.com/ri), Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.bmfbovespa.com.br), to the entire documentation connected to the matter which shall be addressed at the Extraordinary General Meeting, under the terms of the Corporation Law and CVM Instruction 481.

Brasília, June 25 2018.

José Guimarães Monforte

Chairman of the Board of Directors

MANAGEMENT PROPOSAL

1.   Procedures inherent to the Extraordinary General Meeting hereby called

To facilitate the understanding and attendance of the Shareholders to the Extraordinary General Meeting called hereunder, the Company lists, below, some relevant information regarding the procedures for installation, participation and conduction of the meeting. (“Management Proposal”)

Voting Right

The Company informs that its shareholders which hold preferred shares shall be entitled to voting at this Extraordinary General Meeting, pursuant to the provisions under Paragraph One of Article 111 of the Corporation Law, meeting all formal steps provided for in the Corporation Law, the Corporate Bylaws, in the applicable rules, and in this Management Proposal.

Installation of the Extraordinary General Meeting

Pursuant to article 125 of the Corporations Law, in order to call the Extraordinary General Meeting to order on first call, it is necessary that shareholders and/or their legal representatives holding at least twenty-five percent (25%) of the Company's voting capital duly attend.

If said percentage is not attained, a new convocation will be made with at least 8 (eight) days of notice, after which the Extraordinary General Meeting shall be installed by the presence of any number of shareholders.

Qualification and Participation in the Extraordinary General Meeting

In order to participate in the Extraordinary General Meeting, the Shareholders shall prove the capacity of holders of shares issued by the Company, by submitting the following documents:

(a) statement issued by the financial institution depositary of the book-entry shares issued by Eletrobras held by the respective shareholder, containing the indication of the respective shareholding, dated at most two (2) days before the date of the Extraordinary General Meeting; and

(b) original or certified copy of an identification document legally recognized as such, with recent photograph and national validity, within the validity period, if applicable, in case of a natural person; or

(c) power of attorney, duly granted under the terms of the law and/or corporate documents of the shareholder, with signature notarization, and in case of document drawn up abroad, its sworn translation into Portuguese, duly registered at the competent notary office, as well as the proof of its notarization and consularization, or alternatively, of its apostille in compliance with the applicable legislation, in original version or authenticated copy

(d) an authenticated copy of the updated corporate documents of the shareholder and of the document that invests the representative with sufficient powers for representation within the Extraordinary General Meeting, duly registered at the competent bodies, accompanied by their respective publications, in the case of a legal entity.

For the purposes of the documents described in item (d), the Company will accept (i) Corporate Bylaws and social contracts, in a certificate issued by the respective registration agency: simple copy of the original, provided that it is accompanied by the original certificate issued by the registration organ or its authenticated copy, attesting the registration of the document or authenticated copy of the registered instrument; and (ii) specifically in relation to the instrument that invests the representative with powers to vote on behalf of the legal entity shareholder, in case of a private power of attorney, it shall contain the notarized signature of the grantor of his representatives (except for foreign shareholders, under the terms of the Corporate Bylaws), and be accompanied by its sworn translation duly registered with the competent notary public, as well as the evidence of notarization and consularization or apostille, as the case may be. In case such instrument corresponds to a meeting of the board of directors, the shareholder shall provide the proof of filing and publication of the instrument in the competent registration organ.

In case of legal entities with representatives that are not appointed in the corporate bylaws/social contracts or with some appointing procedure by a separate instrument, it is necessary for the shareholder to prove the validity of the appointment providing proof of filing of the instrument in the competent registration organ.

In case of investment funds, the representative shall prove that he is an administrator of the fund or an attorney-in-fact duly appointed thereby, pursuant to the provisions of the applicable legislation.

In the case of foreign legal entities, the documentation proving the powers of representation shall be translated into Portuguese by a sworn translator, and registered with the competent notary public, in addition to undergoing notarization and consularization. However, under the terms of the Convention Abolishing the Requirement of Legalization for Foreign Public Documents, of 5 October 1961, promulgated by Decree No. 8660, of January 29, 2016, the Company shall dispense with consularization of foreign documents issued in countries that are signatories to that convention, provided that its apostille is evidenced.

Documents drawn up in other languages, pursuant to the Law, will only be accepted upon presentation of a sworn translation duly registered at the competent registry office.

Pursuant to the first paragraph of article 19 of the Corporate Bylaws, it is requested that the delivery of the documents evidencing the condition of shareholder and its representation occurs up to 72 (seventy-two) hours before the Extraordinary General Meeting called, in the Superintendence of Investor Relations - DFR, Department of Market Relations and Compulsory Loan - DFRM, at Avenida Presidente Vargas, nº. 409 - 9th Floor, in the city of Rio de January, State of Rio de Janeiro - Cep: 20071-003, during the time from 8 a.m. to 12 p.m. and 2 p.m. to 5 p.m.

Distance Voting

As established under CVM Instruction 481, Eletrobras will make available to the Extraordinary General Meeting hereby convened the possibility of participation at a distance through the Distance Voting Ballot, of which the model follows attached to this Proposal in the form of its Annex No. 12 ("Voting Ballot").

In order to participate in the Extraordinary General Meeting in this mode, the shareholders of the Company shall fill in the proper fields, sign the Voting Ballot and send it, alternatively, to: (i) the Recording Agent (as defined below) of the shares issued by the Company; (ii) the Custody Agent responsible for the custody of the shares issued by the Company held by them (“Custody Agent”), provided that he is apt to receive the Voting Ballot pursuant to CVM Instruction 481; or, also, (iii) directly to the Company.

In this sense, Eletrobras informs that the custodian of its shares, namely, Banco Bradesco SA ("Bookkeeping Agent"), under the terms of an agreement entered into with the Company, will receive the Voting ballot of the Company's shareholder in all its banks branches spread throughout the national territory, observing the procedures established by the Bookkeeping Agent itself. The shareholders or their representatives shall go to any bank branch of the Bookkepping Agent, with a valid original identification document containing photograph and, in case of shareholders considered legal entities and/or represented by an attorney-in-fact, the competent representation documents shall be presented, in addition to the Voting Ballot.

In addition to this, it is noteworthy that in accordance with CVM Instruction 481, custody agents may, but are not required to receive the Voting Ballots of the Company's shareholders. For this reason, the shareholders should check with the respective Bookkeeping Agent if it will provide such service, as well as its costs and procedures. In case the Bookkeeping Agent opts to receive the Voting Ballot, the shareholders of the Company may also, at their exclusive discretion, send the Voting Ballot directly to such agents.

Also, pursuant to CVM Instruction 481, shareholders who so wish may also forward the Voting Ballot (Annex 12) directly to the Company and, in this case, should abide by the following rules:

(i)            The Voting Ballot will only be received when physically sent by post, addressed to the Company's Investor Relations Department, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Presidente Vargas, 409, Centro, 9º andar, or when sent by e-mail, to the following e-mail address: ombudsman-ri@eletrobras.com, and the originals, in the lattercase, should be forwarded to the Company before the scheduled date for the Extraordinary General Meeting called hereunder;

(ii)           The Voting Ballot shall contain the place, date and signature of the requesting shareholder. In case the shareholder is considered a legal entity in accordance with the Brazilian legislation, the signature shall be of its legal representative, or attorney-in-fact with powers for this type of act;

(iii)          The Voting Ballot sent directly to the Company should be accompanied by documentation attesting to the capacity of the shareholder or legal representative of the shareholder acting as the signatory, observing, for this reason, the requirements and formalities referred to in item 1.2 above.

The Voting Ballot that is sent directly to the Company and is unaccompanied by the documentation necessary to prove the condition of shareholder, or to prove its representation will not be considered valid, and, as a consequence, will not be processed by the Company. However it may be, corrected and resubmitted by the shareholder to the Company, observing the terms and procedures established in CVM Instruction n. 481.

The Voting Ballot received by the Bookkeeping Agent, the Custodian Agent (as the case may be) and/or by the Company up to seven (7) days prior to the date of the Shareholder’s Meeting pursuant to art. 21-B of CVM Instruction 481. The Voting Bulletin that is delivered after this deadline will be considered invalid and will not be processed by the Company.

After the expiration of the period above, if there remain unfilled items of the Voting Bulletins presented, the Company informs that it will consider them as an instruction equivalent to abstaining from voting connected to such matters.

2.  Matters to be submitted for resolution at the Extraordinary General Meeting hereby convened

Independence of the Items of the Call Notice of the 171st EGM:

Item 7 of the Call Notice, which deals with the dissolution and liquidation of the Distribution Companies, will only be deliberated if at least one of items 1, 2, 3, 4, 5 or 6 is rejected or is not deliberate, or in case of non-compliance with any of the conditions listed in items 1 to 6. That is, there will be no deliberation of item 7 if all items from 1 to 6 are approved.

Call Notice's Items subject to verification of the implementation of the conditions set forth in article 5 of Decree No. 9,192/2017:

The auction of the Call Notice No. 2/2018-PPI/PND is scheduled for July 26, 2018 and its result will be known prior to the 171st EGM, which will occur on July 30, 2018. If any one of the conditions set forth in article 5 of Decree No. 9,192/2017, the decision to extend the deadline for the transfer of share control of said Distribution Company will be impaired, with no resolution of the respective agenda, since, if implemented, any of the hypotheses provided for in article 5 of Decree 9,192/2017, ANEEL will carry out the bidding of the pure concession, that is, without the transfer of the corporate control of the legal entity responsible for the provision of the electricity distribution service.

2.1 To approve the rectification of item 1 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia de Eletricidade do Acre (hereinafter referred to as "Eletroacre") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 421/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

2.2 To approve the rectification of item 4 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Centrais Elétricas de Rondônia S.A (hereinafter referred to as "Ceron") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 422/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

2.3 To approve the rectification of item 7 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Boa Vista Energia S.A (hereinafter referred to as "Boa Vista Energia") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 425/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

2.4 To approve the rectification of item 10 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Amazonas Distribuidora de Energia S.A. (hereinafter referred to as "Amazonas Energia") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 420/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected; (iii) that has been recognized by law, regulatory act or administrative or regulatory means, of the full reimbursement by the CDE/CCC of the costs related to the gas supply contract No. OC-1902/2006 and additives, in order to guarantee its non-onerosity according to Law nº 12,111/2009;

2.5 To approve the rectification of item 13 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia Energética do Piauí (hereinafter referred to as "Cepisa") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 423/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

2.6 To approve the rectification of item 15 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia Energética de Alagoas (hereinafter referred to as "Ceal") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 424/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

2.7 To approve, if items 1, 2, 3, 4, 5 or 6 are not deliberated or disapproved, or in case of failure to comply with any of the conditions listed in items 1 to 6, the beginning of dissolution and liquidation of respective distribution company (object of the referenced items);

History

In relation to items 2.1 to 2.7 listed above, the 165th Extraordinary General Meeting held on July 22, 2016, approved the transfer of stock control, until December 31, 2017, of the Distribuition Companies Companhia Energética de Piauí - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre – ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A - Boa Vista; and Amazonas Distribuidora de Energia SA - Amazonas Energia, pursuant to paragraph 1st-A of article 8, of Law No. 12,783/2013, with the new wording given by Provisional Measure 735, dated June 22, 2016, provided that until the transfer from the distribution company to the new controller, the distribution company received directly from the Federal Government or through a tariff all the resources and remuneration necessary to operate, maintain and make investments that are related to the public services of the respective distribution company, maintaining the economic and financial balance of Distribution Company, without any contribution of resources, in any way, by Eletrobras.

In addition, it was approved that the concession of the Distribution Companies be returned at any time and the provisions of their liquidation be adopted, in the following hypotheses:

(i) the transfer of control of the Distribution Companies did not occur until December 31, 2017; or

(ii) the respective distribution company ceases to receive directly from the Federal Government or through tariff, until its transfer to the new controller, all the resources and remuneration necessary to operate, maintain and make investments that are related to the public services of the respective distribution company, maintaining the economic and financial balance of the Distribution Company, without any contribution of resources, in any way, by Eletrobras.

On August 3rd, 2016, the Ministry of Mines and Energy, through Ordinances No. 420, 421, 422, 423, 424 and 425 of 2016, designated Amazonas Energia, Eletroacre, Ceron, Cepisa, Ceal and Boa Vista Energia respectively , as responsible for providing the public electricity distribution service in order to ensure continuity of service until December 31, 2017 or until the assumption of a new concessionaire, whichever occurred first.

From January 1st, 2017, Boa Vista Energia began to serve the users of the Companhia Energética de Roraima (CERR), the concession of which has become extinct since then (Ordinance without number of the Ministry of Mines and Energy, published in the Federal Government Official Gazette - DOU, on 09/26/2016).

As a result of these deliberations, the Distribution Companies were classified as a national priority in the energy sectors, pursuant to article 1st, article 4, caput, item II, and article 5 of Law No. 13,334/2016, and the National Bank for Economic and Social Development - BNDES designated as responsible for executing and monitoring the privatization process of the Distribution Companies, in accordance with Decree No. 8,893/2016 and for hiring the advisors and consultants responsible for modeling the privatization.

The BNDES was designated for the structuring and modeling of the privatization of the Distribution Companies, and was in use of the economic and financial evaluation services of the Distribution Company, legal, accounting, technical-operational and other specialized professional services performed by the companies PricewaterhouseCoopers Corporate Finance & Recovery Ltda. ("PwC Recovery"), PricewaterhouseCoopers Serviços Profissionais Ltda., Siglasul Consultoria Ltda. ("Siglasul") and Loeser and Portela Advogados ("LPA").

In addition to these, the company Ceres Inteligência Financeira Ltda. - EPP ("Ceres") was hired by the BNDES to carry out the second economic and financial evaluation of the Distribution Companies.

BNDES submitted to Eletrobras studies on the modeling of privatization on September 27, 2017, having rectified the model on October 19, 2017, and subsequently rectified certain specific data again on November 1, 2017. On November 6, Decree No. 9,192/2017 was amended, which regulates Law No. 12,783/2017, regarding the bidding for concessions associated with the transfer of share control (Annex 02). Subsequent Act, on November 8, 2017, the Resolution of the Council of the Program of Investment Partnerships - CPPI number 20, amended by Resolutions 28, 29 and 36, was published.

First extension of the deadline for the transfer of control of the Distribution Companies

The dates on which the modeling studies were delivered, as well as the legislative and normative acts mentioned above, prevented the Privatization Auctions from being carried out until December 31, 2017, as resolved by the 165th Extraordinary General Meeting due to the legal and corporate processes that need to be observed, such as the analysis by Eletrobras' administrators and shareholders of the modeling, approval by the Federal Government Audit Court (TCU), approval by the Administrative Council for Economic Defense (CADE), data room opening, holding a public hearing, convening a Privatization Auction and conducting the Privatization Auction itself.

In addition to the above facts, within the scope of the modeling process carried out under the management of the BNDES, for the aforementioned privatization, and according to CPPI Resolution number 20/2017, the need to make adjustments by Eletrobras was identified, through capital increase and/or assumption of debts, in the order of R$ 11.2 billion, in the group of distribution companies.

In addition to these adjustments, the modeling carried out under the management of the BNDES, for said privatization, proposed that Eletrobras assume the credits and obligations of the distribution companies, along with the Fuel Consumption Account - CCC and the Energy Development Account - CDE, prior to the disposal of Distribution Companies. These credits are, at the June, 2016 base date, in the order of R$ 8.4 billion and include the credits referring to item IX of article 13 of Law 10,438, of April 26, 2002, with the new wording given by Law No. 13,299, dated June 21, 2016. However, these credits have been questioned by the National Electric Energy Agency (ANEEL), in the scope of administrative proceedings involving the supervision of credits/debits of CCC/CDE with Amazonas Energia, Ceron, Boa Vista and Eletrocre, for the period from July 30, 2009 to June 30, 2016, pursuant to Law No. 12,111/2009.

According to the model of the BNDES, Eletrobras in consideration for the credits to be assigned by the Distribution Companies, mentioned above and that are being questioned by ANEEL, should assume debts of equivalent amounts with suppliers, which could result in the assumption by Eletrobras Holding of debts of the order of R$ 19 billion.

Therefore, in order to evaluate Eletrobras' economic and financial capacity to support these obligations, and to consider the consequences of possible dissolution and liquidation of the Distribution Companies, Eletrobras performed its internal procedures and the corporate acts required for this privatization operation, under the terms defined in its bylaws, Corporate Law - Law No. 6,404/1976, as well as under the rules established by the Brazilian Securities and Exchange Commission (CVM) and the Stock Exchanges in which the Company has listed shares.

The Management is adopting the measures determined by the CPPI, in order to implement the model proposed by the BNDES, however, given the deadlines that were given to modeling and editing the legal acts, as well as the large amounts involved, it was not possible to address an adequate assessment , within the established period, for resolution of the shareholders. In this sense, the 169th Extraordinary General Meeting was held to extend the deadline for deliberating the privatization conditions of Eletrobras' controlled distribution companies and, consequently, the deadline for the transfer of the shareholding control of these companies.

In December 2017, the shareholders decided at the 169th Extraordinary General Meeting to approve the rectification of item 7.9 of the decision of the 165th Extraordinary General Meeting, held on July 22, 2016, to extend the deadline for signature of the share control agreement held by Eletrobras distributors as long as they occur until July 31, 2018, under penalty of maintenance of the decision of the 165th Extraordinary General Meeting that determined the closure of the temporary distribution services, as well as the liquidation of said Distribution Companies, which should also occur if it is not guaranteed by the ANEEL and/or by the Granting Authority, the right to provide the distribution services, on a temporary basis, until the effective transfer of the share control, by means of adequate remuneration, so that the distribution companies continue to provide temporary services of distribution until the effective transfer of control provided that all resources necessary to operate, maintain and make investments related to the public services of the respective distribution company are provided by the tariff, by the Federal Government or by the Sectoral Funds, maintaining the economic and financial balance of the Distribution Companies, without any contribution from resources, under any circumstances, by Eletrobras;

In February 2018, the shareholders decided at the 170th AGE to approve the sale of all the shares, less 1 (one) common share, issued by each Distribution Company owned by Eletrobras, in a privatization auction to be promoted by Brasil, Bolsa, Balcão S.A. - B3, for the price of R$ 50,000.00 (fifty thousand reais) each, associated with the granting of a concession by the Granting Authority for a period of 30 (thirty) years, pursuant to Paragraph 1-A of article 8 of Law 12,783/2013 and in accordance with the conditions established in the Resolution of the Investment Partnership Council - CPPI number 20, of November 08, 2017, with the amendments to the Resolutions of the Council of the Investment Partnerships Program - CPPI number 28, of November 22, 2017, and number 29, of December 28, 2017, including assumption of debts in the amount of R$ 11.2 billion, with a deadline for transfer of control until July 31, 2018, as established in the aforementioned 169th EGM.

Also at the 170th Extraordinary General Meeting, it was approved that Eletrobras should assume rights related to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, recognized in the Financial Statements of the Distribution Companies at the base date of the studies considering the adjustments up to June 30, 2017, in the amount of R$ 8.5 billion, and Eletrobras shall, on the other hand, assume obligations in equivalent amounts, in accordance with the conditions established in the Resolution of the Investment Partnership Council - CPPI number 20, dated November 08, 2017, with amendments to Resolutions of the Council of the Program of Investment Partnerships - CPPI number 28, of November 22, 2017, and number 29, of December 28, 2017.

The deadline of July 31, 2018 was established based on the premise that it is necessary for the transfer of the share control 90 (ninety) days from the completion of the auction. The initial forecast for the aforementioned auction was April 30, 2018, which would lead to a final deadline for the transfer of the controlling interest until July 31, 2018. However, the evaluations carried out by the Federal Audit Court (TCU) were completed in 30 of May 2018 (Judgment 1199/2018 TCU-Plenary) and only after such analysis will be possible for the National Economic and Social Development Bank (BNDES) to publish the bidding document, setting the date of the auction of privatization, which has not occurred in the inicial forecast. Therefore, it is essential to extend the term of transfer of the share control, because if this does not occur, the Distribution Companies shall be liquidated, as per the decision of the 165th, 169th and 170th Eletrobras' Extraordinary General Meetings.

In addition, in the midst of the process of implementation of the privatization modeling of distribution companies, the National Congress was carrying out Provisional Measure No. 814/2017, which established several provisions that sought the modeling balance approved by the 170th Extraordinary General Meeting, as well as seeking to give attractiveness to possible investors in the privatization auction.

However, this Provisional Measure became ineffective on June 1, 2018, weakening the actions taken with the intention of implementing the aforementioned model, with severe impacts on Eletrobras' cash flow, especially considering the negotiation made with Petrobras, involving debts of about R$ 20 billion, with the purpose of enabling the privatization of Amazonas Energia, Ceron, Boavista and Eletroacre.

In view of the loss of effectiveness of provisional measure no. 814/2017 and in an effort to seek to preserve some aspects that offer attractiveness to investors and minimize the conditioners of implementation of the distribution companies privatization modeling, the federal government submitted to the National Congress , on june 1, 2018, draft bill - pl no. 10.332/2018, whose procedure shall be occurring in an emergency regime, which provides a period of 45 days for its appraisal and approval, which is all under prognosis uncertainty its effective conversion in law. The refered draft bill contains fundamental devices impacting distribution companies located in the north region of the country.

It is fundamental for the process of privatization of the Distribution Companies in the North of the Country that the approval of Draft Bill - PL No. 10,332/2018, occurs until July 18, 2018, before the date of delivery of the Proposals of Auction No. 2/2018-PPI/PND, because if this approval does not occur, there may be losses to the attractiveness of the Distribution Companies in the Auction, with potential desertion and, consequently, liquidation of the Distribution Companies.

The Draft Bill No. 10,332/2018 is fundamental for the economic and financial rebalancing of the Natural Gas Purchase Agreement (Contract No. OC 1902/2006) entered into between Amazonas Energia and Companhia de Gás do Amazonas ("Cigás"), with the intervention of Petrobras and Eletrobras. This contract, which lasted until 2030, enabled Petrobras to build the Urucu-Coari-Manaus gas pipeline and to supply power plants and independent Power Plants ("PIEs") installed in the region.

Amazonas Energia depends on the coverage of the Fuel Consumption Account (CCC) to cover its generation costs, with the possibility of non-neutrality of said agreement due to Aneel Order No. 314 of February 2, 2016, which fixed the amount of natural gas to be reimbursed by CCC in 2016 at a level below the Contracted Daily Quantity ("QDC") of 5,420,000 m3/day. Eletrobras is a guarantor and joint debtor in the aforementioned gas contract, so that, in the event of liquidation of Amazonas Energia, depending on the applicable legal regime, or if the assignment of the aforementioned gas contract to Amazonas Geração e Transmissão de Energia S.A. ("AmGT") produces its regular effects, it may have to bear the onerousness of said contract.

In addition, the TCU Judgment No. 1199/2018-TCU-Plenário surges during the process of privatization, which determines the realization of shares in the scope of the privatization of the distribution companies, in particular Amazonas Energia and Ceron, meets the deadlines stipulated in all the acts that govern the said process of privatization, including the decisions taken at the 169th and 170th Eletrobras General Meetings, requesting measures to the Ministry of Mines and Energy, notably with negative impacts on the schedule for effective transfer of shareholder control of the Distribution Companies, to which was expected to occur until July 31, 2018, which is already unfeasible.

Eletrobras provides corporate guarantees to certain distribution companies in agreements entered into prior to the decision of 165th EGM, dated July 22, 2016, as well as in the scope of the negotiation of debts with Petrobras carried out in connection with the implementation of the necessary measures for the privatization of Amazonas Energia, condition for privatization under CPPI Resolution No. 20/2017, and subsequent amendments. These guarantees aim at enabling the necessary equation contemplated in the privatization model and is in line with the objectives pursued by the decisions of the 165th EGM, that is, to effect the conditions for the alienation of the shareholding control of the Distribution Companies, without this constituting noncompliance with the decision of the said EGM.

Therefore, considering the duty of diligence of the managers and considering that it is the responsibility of the shareholders, if they wish to review the decision envisaged in the 169th Extraordinary General Meeting, it is being proposed to convene the 171st Extraordinary General Meeting, with the purpose of bringing to the consideration of the Company's shareholders the extension of the term for the conclusion of the privatization, understood as the effective transfer of share control of the companies, instead of carrying out the immediate liquidation of the distribution companies.

Liquidation

From the strictly economic-financial and accounting perspective, the liquidation value of all six Distribution Companies for the base date of 03.31.2018, is approximately R$ 23 billion, if Eletrobras is responsible for settlement costs. Further details are available in Annex 06.

Neutrality of the Designation Period

In the decision-making process must be taken into consideration the economic and financial conditions of the distribution companies currently operated as designated by the Federal Government for the temporary provision of the electricity distribution service, with adequate compensation expected, since their concessions were not extended by decision of Eletrobras' shareholders at the 165th EGM.

Ordinance MME No. 388/2016

Article 11. The adequate compensation referred to in article 9, paragraph 6 of Law No. 12,783, of January 11, 2013, necessary to ensure the continuity and adequate provision of the Public Electric Power Distribution Service, is defined by the following condition:

Operating Cash Generation - Replacement Investments - Debt Interest ≥0;

Where:

a. Operating Cash Generation: Earnings Before Interest, Taxes, Depreciation and Amortization - EBITDA adjusted for non-recurring events;

b. Replacement Investments: Regulatory Reintegration Quota - QRR;

c. Interest on Debt: Net Debt x (1.11 x SELIC).

§ 1. The criteria to be used in the calculation of the parameters defined in the caput shall be defined by ANEEL.

§ 2 - If the revenues referred to in article 9 are insufficient to ensure adequate remuneration, the RESPONSIBLE may receive financial resources, under the terms defined by ANEEL, to ensure the continuity and adequate provision of the Public Electric Power Distribution Service, including from loans from the Global Reversion Reserve (RGR), in accordance with article 9, paragraph 3 and 4 of Law No. 12,783 of 2013.

§ 3. The loan referred to in § 2 is limited to the availability of RGR resources.

Law No. 12,783/2013

Article 10. The body or entity responsible for the temporary provision of the public electricity service shall:

I - maintain own accounting records related to the provision of the service; and

II - render accounts to Aneel and make settlements with the Granting Authority.

Normative Resolution Aneel No. 748/2016

Article 6º. The manager of the RGR fund is authorized to grant loan to the designed Distribution Company, necessary to ensure the Adequate Remuneration provided for in article 11 of Ordinance 388/2016-MME, with the purpose of creating conditions for the continuity and adequate provision of the service, except as provided in article 7.

Paragraph 3. The Appropriate Reference Remuneration, monthly, estimated considering the operational cash generation, less the investments in replacement and the interest of the net debt, will be ratified by means of a specific act of ANEEL, being the Superintendence of Economic and Financial Supervision - SFF authorized to approve the amounts related to legal entities under direct or indirect control of State, Federal District or Municipality, provided that the same methodology used in the calculation of the amounts relative to the organs or entities of the federal public administration is used and that there is an act of Power Grantor extending to such distribution companies the prerogatives contained in paragraphs 2 to 6 of article 9 of Law No. 12,783/2013.

Paragraph 4 Each quarter, from the result of the fourth quarter of 2016, the monthly amount of the Adequate Remuneration Realized, calculated according to the parameters defined in Annex I, shall be approved by means of an Order of the Superintendency of Economic and Financial Supervision (SFF).

Paragraph 5 - The monthly release is limited to the lowest value between the availability of RGR resources, the Adequate Reference Remuneration, monthly, and the last homologated amount of the Adequate Remuneration Realized, monthly.

Annex I of ANEEL Normative Resolution No. 748/2016

Operating Cash Generation - Replacement Investments - Debt Interest ≥0;

At where:

a. Operating Cash Generation: Earnings Before Interest, Taxes, Depreciation and Amortization Tender - position of the year 2015;

b. Replacement Investments: Regulatory Reintegration Quota - QRR of the last tariff revision;

c. Interest on Debt: Net Debt of June 2016 x (1.11 x SELIC).

The EBITDA was calculated by ANEEL for 3 periods:

i.  Prior to AmE and RR tariff readjustment - October to December 2016

ii. Post tariff readjustment from 2016 until the 2017 tariff adjustment (tariff easing) - Jan/17 to Sep/17 - AL and PI. 12 months of 2017 for the remaining

iii. Post tariff readjustments for 2017 (tariff easing) - Oct/17 to March/18 - AL and PI and Jan/18 to March/18 for the remaining tariff adjustments

From the above, it is verified that the MME Ordinance No. 388/2016 defines in its article 11 that adequate remuneration is necessary to ensure the continuity and provision of the Public Electric Power Distribution Service, with the RGR loan limited only to the availability of Fund resources.

In addition, article 10 of Law No. 12,783/2013 confers the right to the service provider of, after reporting to ANEEL, to settle accounts with the Granting Authority.

In turn, Normative Resolution Aneel No. 748/2016 innovates, establishing that monthly release is limited to the lowest value between the availability of RGR resources, the appropriate Reference Remuneration, monthly, and the last homologated value of the Adequate Remuneration Realized, also monthly.

It should be noted that in the vote of REN No. 748/2016, the current Rapporteur, the Director Reive Barros dos Santos, states:

32. In relation to the onlending of the RGR, CCC and CDE sector charges, in addition to the legal forecast 2, it is considered that without the transfer of resources from these funds, the distribution companies are not able to comply with their sectoral obligations, which in turn threatens the sustainability of the electric sector model which, in the hands of the distribution companies, is a fundamental pillar to guarantee the flow of payments of generators, transmitters and beneficiaries of the charges themselves. (our emphasi)

33. Care must, however, be taken to separate the time horizons: before and after the designation. After the designation, the managers of the sector charges must revert to the usual transfers of CCC, CDE and RGR, although there is no certificate of compliance regarding the registration of defaulters in the electricity sector. The preceding condition is only the signature of the Terms of Commitment. However, debits and credits with the sectoral funds, prior to such period, are issues to be resolved by the shareholders of the concessionaires who have not had their concessions extended. (our emphasi)

Based on MME Ordinance No. 388/2016 and Law No. 12,783/2013, the designation period should be neutral for Distribution Companies, receiving tariff resources, sector charges and adequate remuneration to maintain the economic and financial balance (Annex 05) and ensure the continuity and adequate provision of the public electric energy service in this period, without limitation of resources of RGR, and Eletrobras filed a letter CTA-DD-1858/2018 (Annex 07) on May 24, requesting that that Ministry determine to ANEEL to exclude paragraph 5 of article 6 of REN 748/2018, with retroactive effect, so that the designation period is effectively neutral for the companies, in compliance with the established in Law no. 12,783/2013 and in Ordinance MME No. 388/2016 and by the 165th Extraordinary General Meeting of Eletrobras . Eletrobras will make every effort to obtain the adequate remuneration for the previous designation periods, in order to have neutrality in the provision of the temporary service of distribution of energy to the designated companies, through administrative or judicial measures. (Annexes 04 and 08).

All in all, the designation period that should be neutral for the Eletrobras’ controlled Distribution Companies, because they are rendering service on behalf of the granting authority, based on MME Ordinance No. 388/2016 and Law No. 12,783/2013, is causing enormous loses for the companies and for Eletrobras, in disagreement with the decision taken by the shareholders in 165th and 169th Shareholders’ General Meetings. Until March 2018, the estimated loss is in the amount of R$ 5.0 billion, in addition to R$ 3.7 billion (corrected amount) received from RGRs in this designation period, which are recorded to date only in the liabilities of the companies, with no counterpart of regulatory assets, (Annex 08),  contaminating the shareholders' equity of the distribution companies and Eletrobras.

The Distribution Companies' cash deficit forecast until July 2018 (current designation period) is R$ 5.8 billion. To this amount, the increase in the balance of Ordinary Resources (RO) loans, which do not include interest and principal payments during this period, should be included in the order of R$ 950 million until March 2018. By the end of 2018, the forecast of cash deficit only in the last five months of the year, in the best of scenarios, would be R$ 1.8 billion, and could reach R$ 3.2 billion, if RGR resources are not available to be injected into the distribution companies as adequate remuneration . This cash deficit for december (2018) is strongly influenced by cash disbursements for payment of the CCD signed with Petrobras and BR Distribuidora.

The analysis of the verification of the insufficiency of resources in the designation period up to March/18 to provide electricity distribution service under three different approaches - RGR received x RGR required, cash flow, and accounting. After analyzing the three proposed approaches, it is observed that despite having different methodologies, they present similar results, on average, R$ 5.5 billion of economic and financial imbalance, as observed in the table below.

Synthesis of the 3 approaches - R$ million

In this way, the following items are suggested as conditions for the continuation of the Service Provision ailed in Annex 05 - Technical Information DDEF 005/2018:

- The Granting Authority to regulate the adequate remuneration received by the distribution companies during the period of designation, since August 5, 2016, evidencing that these resources, in any case, are debts contracted by the concession and will be paid in the future by the consumers via tariff, so that Eletrobras can recognize in the Balance of distribution companies this amount as a regulatory asset, neutralizing its effects (Annex 08);

- The Granting Authority recognizes the need for economic and financial rebalancing of the designated distribution companies, of the service rendering period already accomplished, guaranteeing resources that will neutralize the debts and obligations contracted in that period, ensuring the provisions of MME Ordinance No. 388/2016 and Law 12,783/2013

- Guarantee of economic and financial balance for the continuity of service delivery by Eletrobras’ controlled distribution companies as of July 2018.

- Inclusion in the investment factor that computes the calculation of the appropriate reference remuneration, in addition to the replacement investments, expansion investments, reduction of loss levels and improvement in the quality of the service provided, which are approved by MME.

On June 15, 2018 MME Ordinance No. 246/2018 was published establishing a new period of designation (Annex 03), according to legal determination, without, however, remaining issues related to neutrality for the provision of services in question.

2.8 To elect Mr. Walter Baere de Araújo Filho, as a member of the Company's Board of Directors, appointed by the Ministry of Planning, Development and Management, to assume the mandate of the former director by the latter indicated, namely Mr. Esteves Pedro Colnago Júnior, who resigned the position;

On April 28, 2017, the current members of the Company's Board of Directors were elected for a unified term of office of 2 (two) years, in effect, until the Ordinary General Meeting to be held in 2019.

In April 2018, at the time acting as director, Mr. Esteves Pedro Colnago Júnior, appointed for the Board of Directors by the Ministry of Planning, Development and Management (MPDG), introduced his waiver of the position.

Pursuant to article 39 of the Company's Bylaws, in view of the resignation of Mr. Esteves Pedro Colnago Júnior as Eletrobras' board member, the Board of Directors elected, in his place, Mr. Walter Baere de Araújo Filho, appointed by the MPDG, to hold the position until the next General Meeting, which is the object of this call. Thus, it is necessary to deliberate on the election of Mr. Walter Baere de Araújo Filho to occupy the position of effective member of the Board of Directors by the Company's shareholders.

If elected as a member of the Company's Board of Directors, Mr. Walter Baere de Araújo Filho will serve until the Ordinary General Meeting to be held in 2019, the end of the term of office of the current members of the Board of Directors.

The information about Mr. Walter Baere de Araújo Filho, pursuant to the terms under items 12.5 to 12.10 of the Reference Form, as required by CVM Instruction 481, may be found in Annex 09 of this document.

The Company emphasizes that on June 30, 2016 and December 27, 2016, respectively, Law No. 13,303/2016 ("The State-Owned Companies Law") and Decree No. 8,945/2016 (“Regulation of the State-Owned Companies Law), were issued, which established and regulated the legal statute of state-owned companies, semi-public companies and their subsidiaries, which is, thus, applicable to Eletrobras.

The State-Owned Companies Law, in its Article 17, establishes that managers and members of the Fiscal Council of the Company should meet certain eligibility requirements in order to be elected and sworn into office, in their offices, and the Regulation of the State-Owned Companies Law, which regulates the former act, in its article 22, that all appointments will be studied by an Eligibility Committee, responsible for verification, for each of the candidates, of these eligibility requirements listed in article 28 of the above-mentioned decree.

This obligation covers both the candidates appointed by the Federal Government, as well as the candidates nominated by minority shareholders, and those elected by the employees of the Company, in accordance with article 22 of the referenced Decree.

The Transitional Internal Eligibility Committee (CITE) was created in January 2017, pursuant to articles 14 and 64, paragraph 1, of Decree No. 8,945/2016 to provide an opinion in order to assist shareholders in the appointment of Directors and Fiscal Council Members on the fulfillment of the requirements and absence of fences for the respective elections, with scope for Eletrobras holding company and all its subsidiaries.

In May 2017, the Management, People and Eligibility Committee was created, which replaced CITE, through the Deliberation of the Board of Directors No. 148/2017.

This way, all candidates should meet the requirements of the State-Owned Companies Law, the Regulation of the State-Owned Companies Law, and the provisions under the Policy for Appointments in the Holding Company and the Subsidiaries, Affiliates, Foundations and Associations of Eletrobras Companies.

In this sense, the Appointment of Mr. Walter Baere de Araújo Filho was subject to the appraisal by the Management, People and Eligibility Committee, responsible for checking if candidates meet the eligibility requirements listed in Article 28 of the Regulation of the State-Owned Companies .

In view of this, and in accordance with the provisions in the Circular Letter/CVM/SEP/No.02/2018, the Management reports that Mr. Walter Baere de Araújo Filho had his profile assessed by the Management, People and Eligibility Committee, at a meeting held on April 26, 2018, and was approved.

Lastly, taking into consideration the fact that such candidate was elected to be the member of the Company’s Board of Directors only in lieu of the candidate appointed by the Ministry of Planning, Development and Management, under the terms of Article 32, II, of the Corporate Bylaws, and that the minority shareholders that hold either ordinary or preferred shares in the Company, under the terms of Article 32, III and IV, of the Corporate Bylaws, have already had the chance to elect members on their own, the Company would like to render it clear that the other Company’s shareholders shall not have the chance to appoint members for the Board of Directors, under the terms of the applicable laws.

2.9 To elect 01 (one) active member and his respective deputy for the Fiscal Council, under the terms of Article 50, I of the Corporate Bylaws;

Under the terms of Eletrobras Corporate Bylaws, the Fiscal Council shall include 05 (five) members and their respective deputies, taking office up for 02 (two) years, out of which 03 (three) members are elected by majority shareholders, and, among them, 01 (one)  appointed by the Ministry of Finance.

At the 57th General Meeting of the Company, held on April 28, 2017, the members of the Fiscal Council, appointed by the Federal Government, were elected as follows:

Active Member	Deputy Member	Appointing Shareholders	Term of Office
AGNES MARIA DE ARAGÃO DA COSTA	ANDRÉ KRAUSS QUEIROZ	Federal Government, as established by the Ministry of Mines and Energy	Until the OGM of 2019
JOSÉ WANDERLEY UCHÔA BARRETO	DARIO SPEGIORIN SILVEIRA	Federal Government, as established by the Ministry of Mines and Energy	Until the OGM of 2019
LUIS FELIPE VITAL NUNES PEREIRA	MÁRCIO LEÃO COELHO	Federal Government, as established by the National Treasury	Until the OGM of 2019

On October 6, 2017, Mr. Luis Felipe Vital Nunes Pereira resigned the position of member of Eletrobras’ Fiscal Council, and Mr. Marcio Leão Coelho, deputy on the occasion, took up the position of active member of the Fiscal Council.

On April 27, 2018, at the Annual General Meeting, a deputy member for Mr. Márcio Leão Coelho could not be appointed.

Owing to this, the Company’s controlling shareholder, which is the Federal Government, by means of the Ministry of Finance, decided to substitute the member whose election is ensured, which lead to the need for the election of 01 (one) active member and his respective deputy, to be appointed by the Company’s controlling shareholder, the Federal Government, in such a way to re-integrate the Company’s Fiscal Council.

In this sense, the controlling shareholder, which is the Federal Government, appointed, to participate in the Company’s Fiscal Council, Mr. Eduardo Coutinho Guerra, for the position of active member of the Fiscal Council, and Mr. Márcio Leão Coelho, who shall be once again engaged in the position of deputy member, which he previously exercised, as established in Article 50, I of the company’s Bylaws.

The information about Mr. Eduardo Coutinho Guerra and Mr. Márcio Leão Coelho, pursuant to the terms under items 12.5 to 12.10 of the Reference Form, as required by CVM Instruction 481, may be found in Annex 10 to this document.

The State-Owned Companies Law, in its Article 17, establishes that managers and members of the Fiscal Council of the Company should meet certain eligibility requirements in order to be elected and sworn into office, in their offices, and the Regulation of the State-Owned Companies Law, which governs the former act, in its article 22, that all appointments will be studied by an Eligibility Committee, responsible for verification, for each of the candidates, of these eligibility requirements listed in article 28 of the above-mentioned decree.

This obligation covers the candidates appointed by the Federal Government, as well as the candidates nominated by minority shareholders, and those elected by the employees of the Company, in accordance with article 22 of the referenced Decree.

This way, all candidates should meet the requirements of the State-Owned Companies Law, the Regulation of the State-Owned Companies Act, the Corporations and the provisions under the Policy for Appointments in the Holding Company and the Subsidiaries, Affiliates, Foundations and Associations of Eletrobras Companies.

In this sense, the appointments made either by Mr. Eduardo Coutinho Guerra or by Mr. Walter Baere de Araújo Filho were subject, respectively, to appraisal by the Management, People and Eligibility Committee, or the Transitional Internal Eligibility Committee, responsible for checking if each one of the candidates meets the eligibility requirements indicated in Article 28 of the Regulation of the State-Owned Companies Law.

In view of this, and in accordance with the provisions in the Circular Letter/CVM/SEP/No. 02/2018, the Management reports that both Mr. Eduardo Coutinho Guerra and Mr. Márcio Leão Coelho had their profiles assessed, respectively, by the Management, People and Eligibility Committee or the Transitional Internal Eligibility Committee, at meetings held on May  16, 2018 and March 22, 2017 (Mr. Marcio Leão currently holds the position of fiscal director of Eletrobras), and both of them were approved.

Lastly, taking into account the fact that this election for the vacancy of Company’s Fiscal Council members accounts only for substitution of the member appointed by the Federal Government, with the subsequent reinstatement of Mr. Márcio Leão Coelho in the position of deputy member of the Fiscal Council, previously took up by himself, also as appointed by the Federal Government, by means of the Ministry of Finance, under the terms of Article 50, I of the Corporate Bylaws, and that the minority shareholders and the shareholders which held preferred shares in Company, under the terms of Article 50, III and IV, of the Corporate Bylaws, have already had the opportunity electing the members actually appointed by them, the Company would like to render it clear that the other Company’s shareholders shall not be entitled to appointing members for the Fiscal Council, under the terms of the applicable laws.

3. Analysis of Benefits, Costs and Risks

Benefits

The postponement of the deadline for the transfer of shareholder control of the Distribution Companies will allow Eletrobras to seek the opportunity to sell said Distribution Companies in the auction scheduled to occur on July 26, 2018, subject to the risks contained in article 5 of Decree 9,192/2017 (Annex 02).

Costs

From the strictly economic-financial and accounting perspective, the liquidation value of all six Distribution Companies for the base date of 03.31.2018, is approximately R$ 23 billion, if Eletrobras is responsible for settlement costs. For more details see Annex 06.

With the extension of the deadline for deliberation on the disposal and/or liquidation/dissolution of the Distribution Companies, these will continue to cause economic losses to Eletrobras' consolidated results until its effective privatization or liquidation/dissolution.

During the period of designation, Eletrobras has already incurred losses in the range of R$ 5 to 6 billion, due to the failure to pass on adequate remuneration by ANEEL, as provided for in Law 12,883/2013 and in MME Ordinance No. 388/2016 . The Company's management will make every effort to obtain this reimbursement to Eletrobras. For more details see Annexes 04, 05 and 08.

Risks

Immediate settlement of the Distribution Companies may have controversial consequences on applicable law.

Besides it, Eletrobras may find it difficult to obtain all the financial resources necessary to support any obligations of the Distribution Companies, which it may be responsible for, such as obligations guaranteed by Eletrobras, until the privatization decision or in the context of the liquidation and dissolution process, as the case may be.

In the event of a decision not to approve the postponement of the deadline for the control transfer of the Distribution Companies by the 171st Extraordinary General Meeting, the decision of the 165th Extraordinary General Meeting that determines the closure of the temporary distribution services, as well as the liquidation of said Distribution Companies, will be maintained, which should also occur if the National Electric Energy Agency (ANEEL) and/or the Granting Authority do not guarantee the right to provide distribution services on a temporary basis until the effective transfer of the share control, for an adequate remuneration. Thus there is a potential risk of legalisation of the liquidation and dissolution of the Distribution Company and imputation to Eletrobras of debts and contracts of the Distribution Companies guaranteed by Eletrobras;

Eletrobras may not be able to obtain the adequate remuneration guaranteeing the neutrality of the entire designation period, since August 05, 2016.

There is also the risk of non-approval of the Draft Bill - PL nº 10,332/2018, sent to the National Congress, containing fundamental provisions to enable the privatization of the Distribution Companies located in the Northern Region of the Country, until July 18, 2018, previous date on the date of delivery of Proposals of Auction No. 2/2018-PPI/PND, which may harm the attractiveness of the Distribution Companies in the Auction, with a potential desertion and, as a consequence, the eventual liquidation of the Distribution Companies.

Eletrobras, Amazonas Energia or AmGT may not be able to be recognized by Law or other normative act, or by administrative or regulatory means of full reimbursement of costs by CCC in order to guarantee the non-onerosity related to gas supply contract no. OC-1902/2006 and additives, according to Law No. 12,111 / 2009. Eletrobras, as guarantor and joint debtor of this agreement, may have to bear the costs of this charge.

Risk of non-compliance with all requirements of the Court of Audit of the Federal Government (TCU) (Judgment 1199/2018), with the possibility of the Court of Accounts adopting precautionary measures to suspend the privatization process.

Aneel may not issue an order or equivalent act and/or certify that the requirements of the operation approved by ANEEL Resolution No. 4,244/2013, regarding the unbundling of generation and transmission activities of Amazonas Energia's distribution activities, have been met, may cause the Bidding Committee of the BNDES, in the form of the Auction Notice, to withdraw Amazonas Energia from the Auction and, further, that Amazonas Energia will lose the right to receive the refund of the CCC.

In case the bidding of the Distribution Companies is frustrated, Article 5 of Decree No. 9,192/2017 establishes that ANEEL will bid for the distribution of electric energy without transferring the corporate control of the legal entity responsible for the provision of the electric energy distribution service, which implies the liquidation of the Distribution Companies. For more details see Annex 02.

Management Conclusion

As can be seen from all of the above, the highlighted risks described in this Management Proposal and provided that, at the time of the 171st Extraordinary General Meeting, the following conditions have occurred up to the date of the auction: (i) that the Granting Authority has ensured the neutrality of the designation period are so that all the resources necessary to operate, maintain and make investments related to the public services of the respective distribution company are provided by the tariff, and/or by the Federal Government and/or by the Sectoral Funds, maintaining the economic and financial balance of the provision of the service, considering any period of designation since August 5, 2016, without any contribution from Eletrobras, (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected; and for Amazonas Energia (iii) that has been recognized by law, regulatory act or administrative or regulatory procedure, of the full reimbursement by the CDE/CCC of the costs related to gas supply contract No. OC-1902/2006 and additives, in order to guarantee their non-onerosity, according to Law No. 12,111 / 2009, Management is of the opinion that the 171st EGM is called and all items of the agenda approved so that Eletrobras has sufficient time to seek the privatization of the Distribution Companies and update the costs of a liquidation, as well as the legal provisions applicable in the case of liquidation and dissolution.

In view of all of the foregoing, the Company's Management recommends that the Shareholders carefully read all the documentation made available to them, including the Annexes to this Management Proposal and then approve it as they consider to be the best alternative for the Company.

Brasília, June 25 2018.

José Guimarães Monforte

Chairman of the Board of Directors

Annex 01 – CPPI Resolution 36

RESOLUTION No. 36 OF JUNE 12, 2018

Amends Resolution No. 20 of November 8, 2017, of the Board of the Investment Partnerships Program of the Presidency of the Republic, which approves the conditions for the transfer of control of the ownership held by Centrais Elétricas Brasileiras SA - Eletrobras in Companhia Boa Vista Energia SA, at Companhia Energética de Alagoas, at Companhia Energética do Piauí, at Centrais Elétricas de Rondônia SA, at Companhia de Eletricidade do Acre SA and at Amazonas Distribuidora de Energia SA, in a manner associated with the granting of the concession of the public electric energy distribution service.

THE STATE MINISTER HEAD OF THE SECRETARIAT-GENERAL OF THE PRESIDENCY OF THE REPUBLIC AND THE MINES AND ENERGY STATE MINISTER, in the use of the attribution conferred on them by article 1 of Resolution No 21 of 8 November 2017 of the Council of the Investment Partnerships Program, resolve, ad referendum:

Article 1 Resolution 20 of November 8, 2017, of the Council of the Program of Investment Partnerships of the Presidency of the Republic (CPPI), will come into force with the following changes:

“Article 3

II - Ceron: R$ 1,832,929,668.66 (one billion, eight hundred and thirty-two million, nine hundred and twenty-nine thousand, six hundred and sixty-eight reais and sixty-six cents);

§ 4º The unbundling of Amazonas Distribuidora must be carried out in accordance with the conditions established by the National Agency of Electric Energy - ANEEL.” (NR)

“Article 10

II - Ceron: R$ 253,844,157.06 (two hundred and fifty-three million, eight hundred forty-four thousand, one hundred and fifty-seven reais and six cents); ” (NR)

“Article 11. The employees and retirees of the respective distributor will be offered the right to purchase the total shares held by Eletrobras, after the acquisition of the controlling shareholder of the distributor by the new controller, except for the provisions of article 2, paragraph 1.” (NR)

Article 2 This resolution shall become effective on the date of its publication.

RONALDO FONSECA

State Minister Head of the General Secretariat of the Presidency of the Republic

W. MOREIRA FRANCO

State Minister of Mines and Energy

Annex 02 – Decree No. 9,192/17

Presidency of the Republic Office of the President’s Chief of Staff Sub office for Legal Affairs

DECREE NO. 9,192, DATED NOVEMBER 6, 2017

Regulates  Law No. 12,783, dated January 11, 2013, which provides for the bidding of distribution and transmission concessions associated with the transfer of control of a legal entity providing public electric energy services," among other provisions.

The PRESIDENT OF THE REPUBLIC, pursuant to the assignments conferred upon him under Article 84, head provision, Items IV and VI, letter “a,” of the Constitution, and in keeping with the provisions under Article 8, Paragraph 1-A, Paragraph 1-C and Paragraph 1-D, Article 11, Paragraph 5, and Article 21-B of Law No. 12783, dated January 11, 2013, and Law No. 13,334, dated September 13, 2016,

RESOLVES:

Article 1 The Federal Government may carry out a bidding for concession of electric energy distribution associated with the transfer of control of the legal entity that provides service under direct or indirect control of the Federal Government, State, Federal District or Municipality, abiding by the provisions under Article 8, Paragraph 1-A, Paragraph 1-C and Paragraph 1-D, of Law No. 12783, dated January 11, 2013.

Paragraph 1  The electric energy concession agreement, resulting from the bidding referred to under the head provision, shall elapse thirty years, as of the date of its execution.

Paragraph 2 The bidding for concession of the electric energy distribution provided for under the head provision, the controlling shareholder of the legal entity in charge of the provision of electric energy distribution service shall fulfill the following requirements:

I - forwarding to the Ministry of Mines and Energy, the application or the ratification of the previous application, over the term of up to fifteen days, as of the date of publication of this Decree, for the Federal Government to perform the bidding for concession of the electric energy distribution connected to the transfer of controlling interest, under the conditions established under this Decree; and

II - in the case of a legal entity directly or indirectly controlled by the Federal Government, Federal District or Municipality, the controlling shareholder shall also:

a) delegate assignments to the Federal Government, either directly or indirectly, for performing bidding procedure follow-up;

b) apply, as the case may be, the measures required for meeting the rulings and orders of the Ministry of Mines and Energy, the Brazilian Electric Power Agency - Aneel and other agencies and entities of the federal public entities with inspection assignments; and

c) forward the application or ratification referred to in Item I, accompanied by statement by the Office of the General Counsel for the Federal Government, Federal District or Municipality and, as the case may be, the other competent agencies.

Article 2 The legal entity responsible for providing the service of distribution of electric energy directly or indirectly controlled by the Federal Government shall be applied, on a secondary manner, the provisions under Decree No. 8893, dated November 1, 2016.

Article 3 In the event that the legal entity responsible for the provision of the service of electric energy distribution directly or indirectly controlled by the States, Federal District or Municipalities, BNDES - the Brazilian Development Bank shall be responsible for the performance and follow-up of the process of privatization established under Article 1, which shall undertake to:

I - made privatization processes public and supply information that may be requested by the competent agencies;

II - engage consulting firms to perform valuations, and other specialized services required for the disposal of the controlling interest referred to under Article 1;

III - carry out, when applicable, the engagement of consulting firm, and other specialized services required for privatization;

IV - forward to the State Minister of Mines and Energy, Finance, and Planning, Development and Management, for their approval, the result of the assessments and economic assessments of companies with the operating modality to be applied to each privatization, the adjustments of corporate, regulatory, operating, accounting, and legal natures, and the financial reform for the legal entities responsible for the provision of electric energy distribution service, and the other conditions applicable to the privatization;

V - promote, as applicable, the liaison with the system of distribution of securities and the stock exchange;

VI - prepare, as applicable, the documentation of the processes of privatization for appraisal of the Federal Court of Accounts.

Sole Paragraph.  The documentation of the privatization process shall be subject by the controlling shareholder of the legal entity responsible for the provision of the electric energy distribution service to the respective federative control agency, under the terms of the applicable laws.

Article 4 In the biddings provided for under Article 1, the criteria of adjudication on tenders established under Article 15, head provision, Items I and II, of Law 8987, dated February 13, 1995, shall be applied, in accordance with the provisions under this Article.

Paragraph 1 Aneel shall supply information about the efforts of relaxation required for the tariff parameters, with the purpose of allowing the economic and financial balance of the concession to be bidden under the terms of Article 8 of Law No. 12783, of 2013.

Paragraph 2 To ensure the economic and financial balance of the concession agreement, the granting authority shall include in the concession agreement conditions consistent with the relaxations required for the economic and financial balance of the concession to be bidden under the terms established under Article 8 of Law No. 12.783, of 2013.

Paragraph 3 The relaxation referred to under Paragraphs 1 and 2 shall be considered as premises un the assessments provided for under Article 3, head provision, Items II and III, of this Decree and under Article 2, head provision, Item II, of the Decree No. 8893, of 2016.

Paragraph 4 The modeling of the bidding for concession of the electric energy distribution provided for under Article 1 shall provide for the relaxation of the tariff parameters referred to under Paragraphs 1 and 2, until the threshold required for the company’s assessment, in view of the new concession agreement, is zero.

Paragraph 5 The relaxations referred to under Paragraphs 1 and 2 shall entail the use of the criterion provided for under Article 15, head provision, Item I, of Law No. 8987, of 1995, for adjudication on the tenders, which shall be subject to auction, taking into consideration the smallest transitional tariff accretion, as established under the call for tenders.

Paragraph 6 In the event that said transitional tariff accretion and the tariff bookkeeping  provided for under Article 6 are reduced to zero in the proposals submitted in the bidding procedure, the bidding classification criterion to be applied is the highest granting value offered, in accordance with the provisions under Article 15, head provision, Item III, of Law No. 8987, of 1995, upon query to the Ministry of Finance concerning the payment conditions, especially the term and manner of payment.

Paragraph 7 If an economic and financial imbalanced is not found in the concession area, under the terms of Paragraph 1, or in the event of the assessments provided for under Article 3, head provision, Items II and III, of this Decree and under Article 2, head provision, Item II, of the Decree No. 8893, of 2016, refer to a positive value of the company considered in the concession agreement before the application of the relaxations referred to under Paragraphs 1 and 2, and the bookkeeping referred to under Article 6, the criterion for adjudication on the tenders established under Article 15, head provision, Item II, of the Law No. 8987, of 1995, shall be used in the bidding for concession of the electric energy distribution referred to under Article 1

Paragraph 8 In the event provided for under Paragraph § 7, the relaxations of tariff parameters and the tariff bookkeepings referred to under Article 6 that may have already been applied shall be removed for the first tariff process after the execution of the concession agreement.

Paragraph 9 In the bidding where the adjudication criterion referred to in Paragraph 7 is used, the minimum granting value, known by query to the Ministry of Finance regarding the payment conditions, especially the term and manner of payment, shall be set according to the assessments provided for under Article 3, head provision, Items II and III, of this Decree or under Article 2, head provision, Item II, of the Decree No. 8.893, of 2016, and shall be:

I - the value of the new concession agreement, in the event that the assessed value of the company, without taking into account the new concession agreement based on the assessments, is positive; or

II - the result of adding the value of the new concession agreement and the assessed value of the company, without taking into account the new concession agreement based on the assessments, if the hypothesis referred to under Item I is not found.

Paragraph 10.  Based on the assessments provided for under Article 3, head provision, Items II and III, of this Decree and under Article 2, head provision, Item II, of the Decree No. 8893, of 2016, given that the relaxations referred to in Paragraphs 1 and 2 are already considered, and the booking referred to in Article 6, if the valuation value of the company added to the value of the new concession agreement is negative, the controlling shareholder of the legal entity providing the electricity distribution service shall approve the adoption of the recommendations of the assessments, so that said accretion is equivalent to zero, defined by the following competent agencies:

I - Board of the Investment Partnership Program - CPPI, in the event provided for in Article 2; or

II - Ministries of Mines and Energy, Finance and Planning, Development and Management, in the hypothesis provided in Article 3.

Paragraph 11.  The recommendations referred to in Paragraph 10 may include, among other measures, the performance of:

I - disbursements of funds; and

II - corporate operations in the legal person responsible for providing the electric energy distribution service.

Paragraph 12.  In the event that the recommendations referred to under paragraphs 10 and 11 are not approved within the period established by the competent agencies, the provisions under Article   5.

Paragraph 13.  The winning bidder shall be entitled to the new concession agreement upon purchase of the shares to be sold for the purpose of transferring the corporate control of the company.

Paragraph 14.  The value of the shares to be sold shall be established based on the assessments established under Article   3, head provision, Items II and III, of this Decree or in Article 2, head provision, item II, of Decree No. 8,893 of 2016, disregarding the new concession agreement, a situation in which a minimum symbolic value may be established for the purpose of transferring control of the legal entity.

Paragraph 15.  The new utility company shall, according to rules and deadlines to be defined in a call for tenders, purchase the assets and the reversible facilities connected to the service provision, which are separately owned by the company that shall have its corporate control transferred through the bidding process provided for under the head provision, corresponding to the part of the investments not amortized and/or not depreciated in connection with them, valued based on the methodology of the New Replacement Value  - VNR.

Article 5 Aneel shall carry out the bidding for concession of electric energy distribution without the transfer of corporate control of the legal entity responsible for the provision of the electricity distribution service, in the following cases:

I - by decision of CPPI, for projects qualified under the Investment Partnership Program of the Presidency of the Republic, or by decision of the Ministries of Mines and Energy, Finance and Planning, Development and Management, in other cases;

II - if the controlling shareholder of the legal entity in charge of the performance of the service of distribution of electric energy:

a) fails to fulfilling the provisions under Article 1, Paragraph 2; or

b) fails to approve the recommendations established under Article 4, paragraphs 10 and 11, within the term established based on Article 4, Paragraph 12; or

III - if the bidding provided for under Article 1 it's frustrated.

Paragraph 1 In the bidding referred to under head provision, the adjudication criterion provided for under Article 15, head provision, Item I, of Law No. 8987, of 1995, shall be applied, in addition to the criterion referred to under Article 4, Paragraph 6, and the coherence of maintaining the relaxations or tariff bookkeepings already applied.

Paragraph 2 The bidding winner referred to in the head provision shall, in accordance with the rules and terms to be defined by Aneel in a call for tenders, purchase, from the person responsible for the provision of the electric energy distribution service, the assets and the reversible facilities connected to the provision of the service at an amount equivalent to the portion of unamortized and/or undepreciated investments associated with them, valued by the VNR methodology.

Paragraph 3  It will be incumbent upon the bidding winner referred to in the head provision to reimburse the person responsible for providing the electric energy distribution service for the remaining balances, if positive, connected to any insufficient payment or redress of tariff connected to financial amounts to be determined based on the regulations set by Aneel, including those booked after the last tariff change.

Paragraph 4 Aneel shall set the obligations to purchase energy, transmission of energy and industry-related charges to be undertaken by the new utility company, as of the effectiveness of the new concession agreement.

Paragraph 5 The new utility company shall not undertake the obligations of the designated distribution service provider not provided for in the call for tenders.

Paragraph 6 Aneel may establish additional conditions required for ensuring the initial economic-financial balance of the concession to be tendered.

Article 6 The concession agreement of the new utility company shall provide for the tariff recognition of the loans referred to under Article 4, Paragraph 4, Item VI, of Law No. 5655, dated May 20, 1971, under the terms of the call for tenders.

Article 7 The sum received by Centrais Elétricas Brasileiras S.A. - Eletrobras, with the disposal of the shares referred to in Article 4, Paragraph 12, shall be deposited in the Global Reversal Reserve (RGR) fund, limited to the amount of the return to the RGR used for the purchasing the shares, under the terms established in the Article 21-B of Law No. 12783, of 2013.

Sole Paragraph. The sum paid as grant referred to in Article 4 shall not be incorporated into the sum referred to in the head provision, for the purpose of the provisions under Article 21-B of Law No. 12783, of 2013.

Article 8 BNDES may directly enter into a contract with the State, Federal District or Municipality to carry out the bidding procedure for disposal, as provided for under Article 11, Paragraph 5, of Law No. 12783, of 2013 , which provides for, among other aspects, those stated under Article 1, Paragraph 2, Item II, of this Decree.

Article 9  The Federal Government may promote bidding for electric energy transmission concession, connected to the transfer of control of the legal entity providing the service under direct or indirect control of the Federal Government, in accordance with Article 8, Paragraph 1-A of Law No. 12783, of 2013.

Paragraph 1 For the bidding referred to under the head provision, within a period of up to forty-five days, from the date of publication of this Decree, an application shall be submitted by the controlling shareholder of the legal person responsible for providing the electric energy transmission service, to the care of the Ministry of Mines and Energy, abiding by the conditions established hereunder.

Paragraph 2 The concession provided for in the head provision shall be recommended for qualification under the scope of the Investment Partnership Program of the Presidency of the Republic, in compliance with the provisions of Law No. 13334, dated September 13, 2016.

Paragraph 3 The bidding referred to in the head provision shall be based on the criterion of the smallest value of the Annual Income Allowed – RAP.

Paragraph 4 The winning bidder shall be entitled to the new concession agreement, for a period of thirty years, through the purchase of the shares to be sold for the purpose of transferring the company's controlling interest.

Paragraph 5 Concerning the bidding referred to under the head provision, the provisions under Article 3 are to be applied, except for the provisions under the Item IV and its sole paragraph.

Paragraph 6 The value of the shares to be disposed of shall be established based on the assessments provided for under Article 3, head provision, Items II and III, disregarding the new concession agreement, a situation in which a minimum symbolic value may be established for the purpose of transferring control of the legal entity.

Paragraph 7  In the event that the value assessed for the company, considering the new concession agreement, is not positive, the legal entity referred to in the head provision shall fulfill the recommendations of the assessments referred to in Article 3, head provision, Items II and III, to be defined by CPPI.

Paragraph 8  In order for the bidding to take place as established in the head provision, the value of the company, considering the new concession agreement, based on the assessments provided for under Article 3, head provision, Items II and III, and in the recommendations referred to under Paragraph 7, shall be positive.

Paragraph 9 In the event that the recommendations referred to in Paragraph 7 are not applied, the provisions under Article 10.

Article 10.  Aneel shall set the criteria and carry out the bidding for electric energy transmission concession, without transfer of the controlling interest in the legal entity responsible for the provision of the electric power transmission service, in the following events:

I - by decision of CPPI, for the projects qualified under the Investment Partnership Program of the Presidency of the Republic;

II - if the controlling shareholder of the legal entity in charge of the performance of the service of transmission of electric energy:

a) fails to fulfilling the provisions under Article 9, Paragraph 1; or

b) fails to meet, within the term established by CPPI, the recommendations referred to in Article 9, Paragraph 7; or

III - if the bidding provided for under Article 9 is not successful.

Paragraph 1 The bidding winner shall purchase, from the person responsible for the provision of the electric energy transmission service, the assets and the reversible facilities connected to the provision of the service, at an amount equal to the portion of unamortized and/or non-depreciated investments associated therewith, valued by the VNR methodology.

Paragraph 2  It will be incumbent upon the bidding winner referred to in the head provision to reimburse the person responsible for providing the electric energy transmission service for the remaining balances, if positive, connected to any insufficient payment or redress of tariff connected to financial amounts to be determined based on the regulations set by Aneel, including those booked after the last tariff change.

Paragraph 3 The new utility company shall not be responsible for the obligations of the provider of the transmission service appointed not provided for under the call for tenders.

Paragraph 4 Aneel shall establish the conditions required for ensuring the initial economic balance of the concession to be tendered.

Article 11.  BNDES shall pay remuneration for the performance of its activities, in accordance with the provisions of this Decree, as well as reimbursement of expenses incurred with third party.

Paragraph 1 The payments referred to in the head provision shall be the responsibility of the controlling shareholder, as the legal entity responsible for the provision of the service of distribution or transmission of electric energy.

Paragraph 2 The call for tenders may establish that the bidding winner referred to in Article 1 and Article 9 makes the payments referred to in the head provision.

Article 12.  The provisions under Article 1 and in Article 9 shall be applied solely to companies already established on the date of publication of this Decree.

Article 13.  The acceptance of bidding referred to in Article 1 and Article 9 by the controlling shareholder of the legal entity responsible for the provision of the service implies the acceptance of the provisions under this Decree.

Article 14.  The biddings provided for under this Decree shall be performed without prior reversal of the assets connected to service provision, under the terms established in Article 8, Paragraph 1, of Law No. 12783, of 2013, except if otherwise ruled under a CPPI Resolution.

Article 15.  This Decree shall be applicable as of its date of publication.

Brasília, November 6, 2017; 196th Anniversary of the Independence and 129th Anniversary of the Republic.

MICHEL TEMER
Henrique Meirelles
Fernando Coelho Filho
Esteves Pedro Colnago Júnior
W. Moreira Franco.

This text does not replace the text included in the Official Gazette (DOU) dated November 7, 2017 and rectified on November 8, 2017

Annex 03 – Ordinance of Designation MME 246

ORDINANCE 246, JUNE 12, 2018

THE STATE MINISTER OF MINES AND ENERGY, in the use of the attributions granted by art. 87, sole paragraph, items II and IV, of the Constitution, in view of the provisions of Law No. 12,783 of January 11, 2013, Decrees No. 7,805 of September 14, 2012 and No. 8,461 of June 2 of 2015, and that contained in Case No. 48000.001049 / 2016-81, resolves:

Art. 1 The MME Ordinance No. 420, of August 3, 2016, becomes effective with the following changes:

"Art 2. The Provision of the Service referred to in article 1 shall be in accordance with the terms and conditions established in Administrative Rule No. 388 of July 26, 2016, until the assumption of a new concessionaire or until December 31, 2018, which occurs first, in the areas corresponding to the Municipalities in the State of Amazonas listed below: Alvarães, Amaturá, Anamã, Anori, Apuí, Atalaia do Norte, Autazes, Barcelos, Barreirinha, Benjamin Constant, Beruri, Boa Vista do Ramos, Boca do Acre, Borba, Caapiranga, Canutama, Carauari, Careiro, Careiro da Várzea, Coari, Codajás, Eirunepé, Envira, Fonte Boa, Guajará, Humaitá, Ipixuna, Iranduba, Itacoatiara, Itamarati, Itapiranga, Japurá, Juruá, Jutaí, Lábrea, Manacapuru, Manaquiri, Manaus, Manicoré, Maraã, Maués, Nhamundá, Nova Olinda do Norte, Novo Airão, Novo Aripuanã, Parintins, Pauini, Presidente Figueiredo, Rio Preto da Eva, Santa Isabel do Rio Negro, Santo Antônio do Içá, São Gabriel da Cachoeira, São Paulo de Olivença, São Sebastião do Uatumã, Silves, Tabatinga, Tapauá, Tefé, Tonantins, Uarini, Urucará and Urucurituba." (NR)

Art. 2 – MME Ordinance No. 421, of August 3, 2016, shall become effective with the following changes:

"Art.2

II - under the terms and conditions established in MME Ordinance no. 388, of July 26, 2016, until the assumption of a new concessionaire or until December 31, 2018, which occurs first. "(NR)

Art. 3º A Portaria MME nº 422, de 3 de agosto de 2016, passa a vigorar com as seguintes alterações: "Art. 2º A Prestação do Serviço de que trata o art. 1º dar-seá nos termos e condições estabelecidos na Portaria MME nº 388, de 26 de julho de 2016, até a assunção de novo concessionário ou até 31 de dezembro de 2018, o que ocorrer primeiro, nas áreas correspondentes aos Municípios no Estado de Rondônia listados a seguir: Alta Floresta D'Oeste, Alto Alegre dos Parecis, Alto Paraíso, Alvorada D'Oeste, Ariquemes, Buritis, Cabixi, Cacaulândia, Cacoal, Campo Novo de Rondônia, Candeias do Jamari, Castanheiras, Cerejeiras, Chupinguaia, Colorado do Oeste, Corumbiara, Costa Marques, Cujubim, Espigão D'Oeste, Governador Jorge Teixeira, Guajará-Mirim, Itapuã do Oeste, Jaru, Ji-Paraná, Machadinho D'Oeste, Ministro Andreazza, Mirante da Serra, Monte Negro, Nova Brasilândia D'Oeste, Nova Mamoré, Nova União, Novo Horizonte do Oeste, Ouro Preto do Oeste, Parecis, Pimenta Bueno, Pimenteiras do Oeste, Porto Velho, Presidente Médici, Primavera de Rondônia, Rio Crespo, Rolim de Moura, Santa Luzia D'Oeste, São Felipe D'Oeste, São Francisco do Guaporé, São Miguel do Guaporé, Seringueiras, Teixeirópolis, Theobroma, Urupá, Vale do Anari, Vale do Paraíso e Vilhena." (NR)

Art. 3 The MME Ordinance No. 422, of August 3, 2016, shall become effective with the following amendments:

"Art. 2 The Provision of the Service referred to in article 1 shall be in accordance with the terms and conditions established in the MME Ordinance 388, from July 26, 2016 until the assumption of a new concessionaire or until December 31, 2018, whichever occurs first, in the areas corresponding to the Municipalities in the State of Rondônia listed below: Alta Floresta D'Oeste, Alto Alegre dos Parecis, Alto Paraíso, Alvorada D'Oeste, Ariquemes, Buritis, Cabixi, Cacaulândia, Cacoal, Campo Novo de Rondônia, Candeias do Jamari, Castanheiras, Cerejeiras, Chupinguaia, Colorado do Oeste, Corumbiara, Costa Marques, Cujubim, Espigão D'Oeste, Governador Jorge Teixeira, Guajará-Mirim, Itapuã do Oeste, Jaru, Ji-Paraná, Machadinho D'Oeste, Ministro Andreazza, Mirante da Serra, Monte Negro, Nova Brasilândia D'Oeste, Nova Mamoré, Nova União, Novo Horizonte do Oeste, Ouro Preto do Oeste, Parecis, Pimenta Bueno, Pimenteiras do Oeste, Porto Velho, Presidente Médici, Primavera de Rondônia, Rio Crespo, Rolim de Moura, Santa Luzia D'Oeste, São Felipe D'Oeste, São Francisco do Guaporé, São Miguel do Guaporé, Seringueiras, Teixeirópolis, Theobroma, Urupá, Vale do Anari, Vale do Paraíso and Vilhena " (NR)

Art. 4 The MME Ordinance No. 423, of August 3, 2016, becomes effective with the following changes:

"Art.2

II - under the terms and conditions established in Ordinance MME no. 388, of July 26, 2016, until the assumption of a new concessionaire or until December 31, 2018, which occurs first. "(NR)

Art. 5 The MME Ordinance No. 424, of August 3, 2016, will becomes effective with the following changes:

"Art.2

II - under the terms and conditions established in Ordinance MME no. 388, of July 26, 2016, until the assumption of a new concessionaire or until December 31, 2018, which occurs first. "(NR)

Art. 6 The MME Ordinance No. 425, of August 3, 2016, become effective with the following changes: terms and conditions established in Ordinance MME 388, of July 26, 2016, until the assumption of a new concessionaire or until 31 of December 2018, which occurs first. "(NR)

Art. 7 The MME Ordinance No. 468, of December 4, 2017, is revoked.

Art. 8 This Ordinance becomes effective in the date of its publication.

W. MOREIRA FRANCO

Annex 04 – Official Letter 209/2018 MME and Letter 2059

SEI/MME - 0175008 - Official Letter

MINISTRY OF MINES AND ENERGY

Executive Secretary

Esplanada dos Ministérios - Bloco U, 7º andar, Brasília/DF, CEP 70065-900 Phone number: (61) 2032-5011/5211 / secex@mme.gov.br

Official Letter No. 209/2018/SE-MME

Mr.

WILSON FERREIRA JÚNIOR

CEO of Centrais Elétricas Brasileiras S/A - Eletrobras

Av Presidente Vargas, 409 – 13th floor

       20071-003- Rio de Janeiro – RJ

Subject: extension of the term of designation of Eletrobras distribution companies as Responsible for the Provision of the Public Service of Distribution of Electric Energy, with the purpose of ensuring service continuity.

Dear Mr. Chief Executive Officer,

1.                                         As you know, the schedule for conducting the concession auction related to the sale of control of the Eletrobras distributors, despite all the efforts we have been jointly undertaking to urgently and timely accomplishing, has been subject to another change.

2.                                         Only recently have we were able to fulfill the intermediary analysis of the process by the Accounting Court of the Federal Government, leading to the publication of Appellate Decision No. 1199/2018 - Accounting Court of the Federal Government - Full Court, of the hearing of May 30, 2018, by means of which the processes of privatization of the referred distributors, analyzed under the scope of TC 035.916/2016-8 and other ones attached pursuant the Normative Instruction - Accounting Court of the Federal Government No. 27/1998, Article   2, Items I to III.

3.                                         In view of this fact and in keeping with our commitment to remain fully committed to the achievement of our common objective, to wit, the sale of the controlling interest of these companies, we estimate the publication of the call notice, encompassing all six distribution companies - Amazonas Distribuidora de Energia S.A., Companhia Energética do Piauí S.A. (Cepisa), Companhia Energética de Alagoas S.A. (Ceal), Companhia de Eletricidade do Acre S.A. (Eletroacre), Centrais Elétricas de Rondônia S.A. (Ceron), and Boa Vista Energia S.A, on the next June 15th, the performance of the auction 37 days after the publication of the call notice, and the transfer of the controlling interest 90 days after the the auction.

4.                                         This unavoidable adjustment to the schedule implies a date for transfer of control that surpasses the period of appointment provided for under MME Ordinances number 420 to 425, dated August 3, 2016.

5.                                         I hereby inform you that we will publish, by June 14, 2018, an ordinance changing the deadline set forth in the above ordinances for the period of designation of the Eletrobras distributors as Responsible for the Provision of the Public Service of Distribution of Electric Energy, with the purpose to ensure continuity of service, from July 31, 2018 “until the investiture of a new utility company or until December 31, 2018, which occurs first.”

6.                                         I also point out that said service provision should take place under the terms of Ordinance No. 388 of July 26, 2016.

7.                                         Lastly, I would like to thank you for the recognition that this Company has been showing as for the measures that the Government has been taking to overcome all the mishaps that this process, characterized by great sensitivity, has been showing, underlining our total commitment with the success of the event.

Sincerely

(Electronically Signed)

MARCIO FELIX CARVALHO BEZERRA

Executive Secretary

Document electronically signed by Márcio Félix Carvalho Bezerra, Executive Secretary, on June 11, 2018, at 7:40 pm, according to the official Brasília time, based on Article 6, Paragraph 1, of Decree No. 8539, dated October 8, 2015.   q q

The authenticity of the document may be checked at the website http://www.mme.gov.br/sei/controlador_externo.php? acao=documento_conferir&id_orgao_acesso_externo=0, stating the verification code 0175008 and code CRC 82E58050.

Reference: If responding this Official Letter, please expressly refer to Process No. 48000.001049/2016-81                  SEI No. 0175008

CTA-PR-2059/2018

S/Ref.: Official Letter No. 209/2018/SE-MME, dated June 11, 2018.

Rio de Janeiro, June 14, 2018.

Honorable

Márcio Félix Carvalho Bezerra

Executive Secretary of the Ministry of Mines and Energy - MME

Esplanada dos Ministérios, Bloco "U", 7o andar

70065-900 - Brasília – DF

Subject:              Extension of the term for appointment of the Eletrobras distributors as Responsible for the Provision of the Electricity Distribution Public Service, with a view to guaranteeing the continuity of the service.

Mr. Secretary-Executive,

In view of the aforementioned letter, which addresses the publication of the call notice and the transfer of the shareholding control of the Eletrobras distribution companies, as well as the term for appointment of these companies as responsible for providing the public electricity distribution service "until the assumption of a new concessionaire or until 12/31/2018, which occurs first", we note that, in accordance with the terms of Ordinance MME No. 388, dated 07/26/2016, some measures shall be taken for this Company to be able to deliberate on the continuity of the temporary provision service for this additional period, namely:

Neutrality of the new term for designation

The distribution companies were appointed as temporary service providers, and in this term for appointment, companies were to receive funds that would make the economic and financial operation neutral until the assumption of the new controller or even for compensating them, pursuant to art. 9, paragraph 6 of Law No. 12,783/2013.

The timeliness for conducting the auction is the responsibility of the Grantor Power and the BNDES, and Eletrobras has diligently performed all the acts required for the auction of these distributors.

Therefore, it is necessary to ensure the economic-financial neutrality of the new term for appointment, which shall require the issuance of a new ordinance appointing the provision of services determined by the Government and, subsequently, the signing of a new Service Provision Agreement, which ensures the referred to neutrality from August 2018 until the effective exchange of the shareholding control of the distributors and provides for compensation arising from the economic and financial imbalance of the term for appointment until then.

In order to do so, we consider it necessary to change the calculation for the determination of the Adequate Compensation - RGR, to be considered in the Ordinance that establishes the extension of the term for appointment, considering the following methodology:

■     Operational Cash Generation - Investments - Debt interest > or = 0;

Where: Operational Cash Generation: Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) adjusted for non-recurring events;

Investments: All investments authorized by the MME; and

Debt Interest: Net Debt + Acknowledgment of Indebtedness Agreements (CCD) x (1.11 x SELIC)

It is also required that the amounts recognized for neutrality in the term for appointment be updated by the Selic until the actual financial transfer.

Financial materialization of credit of up to BRL 3.5 billion established by Law 13.299/2016.

This Ministry, as the supervisor of Companies Eletrobras and Petrobras, mediated actions to enable the negotiation of the distributors' debt with Petrobrás. In this sense, one of the actions was to pledge the credit with the National Treasury up to BRL 3.5 billion for the recently signed Acknowledgment of Indebtedness Agreements, as established by Law 13.299, with the renewal of the period provided for in MP 814 and now included in Bill 10.332. These credits were pledged and accepted by Petrobrás, with confirmation within 60 days as of the execution of the agreements, signed on 04/30/2018, based on the assumption that MP No. 814 would be converted into law in the early days of June/18. As this did not occur, and Bill 10.322 was amended, we again request the mediation of this Ministry in the sense that this condition be extended up to 60 days after the date of conversion of said bill.

Grace period of the debt negotiated with Petrobras - CCD 2018

In the same context above, the mediation of this Ministry is required for amending the acknowledgment of indebtedness agreements of the distributors with Petrobras, entered into on 04/30/2018 (CCD 2018), in the amount of BRL 6.1 billion, divided in 36 months, in which Eletrobras appeared as guarantor until the exchange of shareholding control, initially expected to occur on 07/31/2018.This amendment shall provide for a grace period for payment, until the effective transfer of the shareholding control, due to the extension of the term for appointment up to 12/31/2018 and consequent revision of the term, established by the new 169th AGE for the effective transfer of the shareholding control.

RGR Loan Agreement

The Chamber of Electric Energy Commercialization - CCEE required the appointed companies to sign the security agreement governing the RGR payments during this period.

The designated companies are agents of the Government in providing temporary services, but the obligation related to the RGR shall be that of the new controller, which may transfer them to consumers.

Therefore, the conditions for the establishment of security agreements of the RGR Loan Contract shall be submitted to the Government, which shall primarily examine if they are in line with the bidding notice and according to whether the conditions of establishment are adequate for transferring to a new controller.

In line with this statement, ANEEL in Official Letter No. 242/2018 expressly stated that this obligation shall be of the new concessionaire, authorizing the appointed companies to record those amounts in the assets. Thus, the obligation to provide security shall be reviewed by CCEE to be in line with the provisions of the auction.

We note that there is also disagreement with the final version of the new concession agreement draft, approved in the MME Public Inquiry No. 37 of 2017, which sets forth, in paragraph one of section nineteen, that payments of RGR loans shall be made monthly, between the month following the month of the first regular fee revision and the final term of this agreement, in equal installments. This wording arises from the contribution made by ANEEL in the Public Inquiry by means of item 8 of Official Letter No. 296/2017-DR/ANEE.

Therefore, we request this Ministry exempt these companies from the obligation to provide security, which shall be the obligation of the Federal Government, since, as ANEEL has indicated, in any case whether it regards the sale of the "combo" or the sale of the grant, the RGR obligation is that of the new concessionaire.

Reimbursement of the economic and financial imbalance verified since 08/2016.

Finally, we request acknowledgment as a right to reimburse the economic and financial imbalance verified by distributors from the beginning of the term for appointment (August 2016) through July 2018, in the amount of BRL 5.2 billion (calculated until March 2018), according to the presentation carried out in this Ministry on 06/07/2018 and to the Technical Note (attached). From the total amount of BRL 5.2 billion, approximately BRL 2.0 billion would be covered, in whole or in part, by the approval of Draft Bill No. 10.332/2018, which is pending in the National Congress.

Law 12,783/2013 governs temporary service provision, which aims to guarantee the continuity of the provision of the public service, so in any context, this continuity no longer constitutes the exploitation of the economic activity of the appointed companies, but it is a duty of a government agency, which fulfilled it by means of these companies. The signing of a service provision agreement does not change this condition, but it sets forth the obligations of the party appointed by the Government.

We shall note that such measures, together with the conversion of Bill 10322/2018, are fundamental for Eletrobras' cash management, affected by the frustration of the provisions of Provisional Measure No. 814/2017 and the delay in conducting the auction of the distributors, imposed by exogenous factors to the Company, an event that did not take place during the negotiation process with Petrobras.

Respectfully,

Wilson Ferreira Junior

Chief Executive Officer

Annex 05 – Technical Note IT DDEF 005 - Insufficiency of Designation Resources

Date: 06/13/2018 IT DDEF 005/2018

 DDEF 005/2018 Technical Information

Title	Scenario of the financial and economic imbalance of the distribution companies over the appointment period
Subject	Analysis of the insufficiency of funds over the period of appointment for provision of the service of distribution of electric energy under three approaches and forecast of cash deficit to Dec/18.
Authors	Frederico Pinto Eccard – DDEF; Luciana Pereira de Souza – DDEF; Leonardo Fellipe de Toledo Costa – DDEF.
Company	Eletrobras, Amazonas Distribuidora de Energia (AmE D), Boa Vista Energia, Ceal, Cepisa, Ceron, Eletroacre
Category	Technical Information.
Keywords	Amazonas Energia (AmE D), Boa Vista Energia, Ceal, Cepisa, Ceron, Eletroacre, appropriate compensation, appointment

OBJECTIVE

This Technical Information is targeted at reviewing the insufficiency of resources over the period of appointment until Mar/18 to provide electric energy distribution service under three different approaches - RGR received x RGR required, cash flow, and accounting. In addition to this, the need for funds until December 2018 shall be presented.

HISTORY

Following the awarding of a sizeable number of concessions related generation, transmission and supply of electric power in 2015, the Federal Government amended Law No. 12,783, of January 11th, 2013, conversion of the Provisional Measure 579 of September 11th 2012, which allowed the extension of such concessions, at the discretion of the granting power, a single time, for the term of up to 30 (thirty) years, in order to ensure the continuity, efficiency of the service provided and the tariff modicity.

Extension of concessions related to generation and transmission of electric energy was anticipated to January 2013, as per Decrees No. 7,805 of September 4th, 2012 and Decree No. 7,850 of November 30th, 2012, which regulated Provisional Measure No. 579/2012.

Concerning distribution concessions, considering that such activity is already strongly regulated by ANEEL, there was no need to anticipate the extension of such concessions. This way, the regulation of Article 7 of Law No. 12,783/2013 was implemented with the homologation of Decree No. 8,461, dated June 2, 2015.

On June 9, 2015, ANEEL, with the purpose of obtaining subsidies and additional information and of improving the amendment term draft to the supply concession contract, in accordance with Decree No. 8,461/2015, summoned Public Hearing – AP 38/2015.

The result of AP 38/2015 was the publication of ANEEL Dispatch No. 3,540/2015, which approved the draft of the amendment term or concession contract of electric energy suppliers, with the purpose of extending them and submitted the referred processes to the Ministry of Mines and Energy.

Considering the need for extended term to conclude assessments concerning the draft of the amendment or concession agreement of electric energy suppliers made available by ANEEL, by concerned parties, in order to allow utility companies to foster all business–related arrangements for decision-making and to make possible a detailed assessment by its controllers, it was then homologated Provisional Measure No. 706 of December 28th, 2015, converted in Law No. 13,299 of June 21st, 2016, which granted term of up to 210 (two-hundred and ten) days to allow the utility company to sign a concession contract or amendment term following decision of the granting power for the respective extension.

Considering the enlargement of the term for decision-making concerning the extension of distribution concessions, Eletrobras hired an independent consulting company, Deloitte Touche Tohmatsu, to perform the economic and financial assessment of its distribution companies with the purpose of providing subsidies to its decision-making bodies.

At first, it is worth emphasizing that the studies prepared by Deloitte had as main premises the transfer of the equity control of energy suppliers in 2017. Additionally, it was performed an analysis of the amendment term draft to the concession contracts.

The assessments pointed out that the extension of Eletrobras’ distribution concessions would only be feasible if the Federal Government contributed capital directly to the distribution companies, through the assignment of the preemptive rights by Eletrobras, in compliance with Law No. 6,404/1976 and Decree 1,091/1994, in the total amount required to meet the targets set by ANEEL, until the sale of the controlling interest of the distribution companies.

In addition to this, the high level of indebtedness of the distribution companies is noteworthy, not to mention their litigations. In this regard, the following should be underlined: i) the unavailability of Eletrobras to dispose of or arrange funds to make the said disbursements of capital given its level of indebtedness and the country's adverse macroeconomic situation; ii) the efforts to achieve the targets defined by ANEEL were relatively severe; and iii) PLC 11/2016 could not be converted into Law2, increasing the risks for Boa Vista and AmE D, and generating risks and uncertainties about the feasibility of maintaining the concessions of these distribution companies.

2 Subsequently, the Draft Bill was converted into Law No. 13,299/2016.

In view of the foregoing, on July 22, 2016, the Eletrobras’ shareholders, by means of the 165th Extraordinary General Meeting, decided, by majority vote, not to extend the concessions of the Eletrobras’ distribution companies, pursuant to Decree No. 8,461/2015, of ANEEL Dispatch No. 3,540/2015, of Provisional Measure No. 706/2015, and the draft contractual instrument issued by ANEEL.

In addition to this, the shareholders approved, by majority vote, the liquidation of the distribution companies Cepisa, Ceal, Eletroacre, Ceron, Boa Vista Energia and AmE D, allowing the transfer of controlling shareholder, as long as it happened until December 31, 2017, under the terms of Paragraph 1-A of Article 8, Law No. 12,783/2013, with the new wording given by Provisional Measure No. 735/2016, converted into Law No. 13,360/2016, provided that, until the transfer of the distribution company to the new controller, the distribution company received, directly from the Federal Government or through a tariff, all the resources and remuneration necessary to operate, maintain and make the investments which are connected to the public utilities of the respective distribution company, maintaining the economic and financial balance of the Distribution company, without any contribution of resources, at any title, by Eletrobras.

Law No. 12,783/2013, in its Article 9 established that, if there was no extension of term of concession and aiming to ensure the continuance of the service provision, the holder may, after maturity, remain in charge of the provision until the new utility company takes up the responsibility, abiding by the conditions established under the Law.

Considering the decision of the shareholders of Eletrobras for the non-extension of its distribution concessions, the Ministry of Mines and Energy enacted the MME Ordinance No. 388, dated July 26, 2017, which establishes the terms and conditions for the Provision of the Public Utility of Distribution of Electric Energy by and Agency or Department of the Federal Government, under the terms of Article 9, paragraph 1 of Law No. 12,783/2013. The said Service Provision shall be applicable to the areas whose concession has not been extended, under the terms of the said Law, Decree No. 7,805/2012 and Decree No. 8,461/2015, with the purpose of ensuring the service continuance.

In this context, by means of the MME Ordinances No. 420, No. 421, No.422, No. 423, No. 424 and No. 425, dated August 3, 2016, the distribution companies of Eletrobras Amazonas Energia SA, Companhia de Eletricidade do Acre, Centrais Elétricas de Rondônia SA - CERON, Companhia Energética of the Piauí - CEPISA, Companhia Energética de Alagoas - CEAL, and Boa Vista Energia SA were appointed as Responsible for the Provision of the Public Service of Distribution of Electric Energy, in order to ensure the continuance of the service in the established areas.

Additionally, by means of MME Ordinance No. 425, and by means of the Dispatch of Mr. Minister of Mines and Energy, on August 11, 2016, the concession that was owned by Companhia Energética de Roraima - CERR was terminated, and Boa Vista Energia became the temporary provider of the distribution service, effective as of January 1st, 2017, in the area previously served by CERR.

On September 14, 2016, ANEEL opened the Public Hearing 063/2016, with the purpose of obtaining subsidies for the improvement of the regulation of MME Ordinance No. 388/2016 referred to above.

Additionally, as a result of the need for immediate application of the provisions proposed in the said Public Hearing, under the penalty of hindering the continuance and adequacy of the service provided, ANEEL provisionally published Dispatch No. 2,447/2016. The said hearing ended up with the publication of the Normative Resolution No. 748/2016 and Homologation Resolution No. 2,184/2016. In this last Resolution, the monthly value to be received by each distribution company as loan of RGR3 was homologated, and referred to as appropriate remuneration. This amount was calculated by ANEEL to eliminate the monthly cash deficits of these companies, based on financial information for 2015, since Eletrobras was precluded, by decision of its shareholders, to disburse new funds to the distribution companies.

In October 2016, ANEEL forwarded to the distribution companies of Eletrobras the Instrument of Commitment and Temporary Distribution Service Provision Plan. The Instrument of Commitment is an instrument whereby the shareholders of the distribution companies undertake the commitment to abide by the conditions for the continuity and appropriateness of the service provided, especially with respect to the following parameters: (i) compliance with the industry-related rules; (ii) loss of electricity; (iii) operating costs; (iv) Equivalent Duration of Interruption per Consumer Unit (DEC); (v) Equivalent Frequency of Interruption per Consumer Unit (FEC); (vi) Quality of information provided to ANEEL; and (vii) compliance with ANEEL’s inspection regulations. The Temporary Distribution Service Provision Plan establishes the conditions to ensure the continuity and the appropriate provision of the distribution service until the bidding and assumption of the new utility company, for approval by Eletrobras. The instruments above were approved by the Board of Executive Officers of Eletrobras by means of Resolution No. 636/2016.

3 Initially, the funds of RGR would be loans that the new controlling shareholder was expected to pay in 48 months after the execution of the concession contract, out of which, 12 months would stand as grace period for interests and principal, and 36 months would be for amortization purposes, at the cost of 111% of Selic. However, the current understanding of ANEEL and MME is that the payment of these RGR loans would significantly burden the future controlling shareholder of the distribution companies, reducing the attractiveness of the companies, and may frighten interested parties into the auction. Thus, by means of Technical Note 149/2017, a ANEEL, according to MME, there is positioning for the loan of RGR to start being paid by the consumer, through the tariff, between the 6th and the 30th year of the new concession.

It should be noted that during the precarious concession period of the Distributors, both MME and ANEEL participated actively in the management of the distributors appointed for the provision of services. In MME Ordinance no. 388/2016, it was established, in its chapter IV, that the provision of the service would be monitored, inspected and regulated by ANEEL.

Aiming this purpose, ANEEL, by means of Normative Resolution No. 748/2016, ruled down, among other measures, that the senior management of the appointed distribution companies should monthly attend ANEEL, as of January 2017, which has been happening, to render accounts concerning the execution of the agreed on Temporary Service Plan, in order to present the results achieved concerning each of the indicators followed, as well as the actions implemented and under implementation to comply with said plan.

In addition to this, reports, certified by the respective Fiscal Boards, regarding the compliance with the Temporary Provision of the Service until its actual conclusion, are submitted quarterly to ANEEL, based on the income of the fourth quarter of 2016, as a condition for receiving the transfers of resources of CCC, CDE, RGR, and the application of tariff adjustments and reviews.

In this sense, a working group was created in the Agency by ANEEL Ordinance No. 4,416/2017, to monthly monitor the compliance with the Temporary Service Plans.

In addition to this working group, another group was created, within the scope of the MME’s Electric Energy Office, through the SEE/MME Ordinance No. 4, dated September 22, 2016, for monthly monitoring of the provision of public energy distribution utility.  This group includes members of the Executive Office/MME, Office of Electric Energy/MME, Office of Planning and Energy Development/MME and Economic Advisory/MME, as well as the Electric Energy Trading Chamber - CCEE and Eletrobras.

Decree No. 8,893, of 2016, appointed BNDES - the Brazilian Development Bank as responsible for the performance and monitoring of the privatization process of the Distributoion Companies, and by the contracting of assessments and consultants responsible for modeling of privatization.

Aiming this purpose, BNDES engaged economic and financial valuation services of the Distribution Companies, legal, accounting, technical and operating services and specialized professional services performed by the companies by PricewaterhouseCoopers Corporate Finance & Recovery Ltda. (“PwC Recovery”), PricewaterhouseCoopers Serviços Profissionais Ltda., Siglasul Consultoria Ltda. (“Siglasul”) and Loeser e Portela Advogados (“LPA”).

In addition to the latter, Ceres Inteligência Financeira Ltda (“Ceres”) was contracted by BNDES to perform the second economic and financial valuation of the Distribution Companies.

BNDES submitted to Eletrobras assessments on the privatization modeling on September 27, 2017, having rectified the model on October 19, 2017, and then rectified certain specific data again on November 1, 2017. On November 6, 2017, Decree No. 9,192/17 was enacted, which governs Law No. 12,783/17 with respect to the bidding of concessions connected to the transfer of controlling interest. Subsequently, on November 8, 2017, the Resolution of the Board of the Partnership of Investments – CPPI number 20 was issued, amending by Resolutions numbered 28 and 29.

The dates on which the modeling studies were delivered, as well as the legislative and normative acts above, have prevented the Privatization Auctions from being held until December 31, 2017, as resolved by the 165th Extraordinary General Meeting, due to the legal and corporate processes that need to be abided by, such as the analysis by Eletrobras’ administrators and shareholders of the modeling, approval by the Accounting Court, Approval by CADE, opening of the data room, holding a public hearing, call of Privatization Auction and holding of the Privatization Auction itself. Accordingly, by means of MME Ordinance No. 468, dated December 4, 2017, the term established in the MME Ordinances No. 420 through No. 425 of the Temporary Service Provision from December 31, 2017 to July 31 of 2018, or until the assumption of a new utility company, that is, the delay of the auction was not the fault of Eletrobras and its distribution companies or their administrators.

In addition to the facts above, within the scope of the process of modeling performed under the management of BNDES, for said privatization, and as established in the Resolution of the Investment Partnership Program Board – CPPI number 20, the need for adjustments by Eletrobras was identified by means of capital increase and/or assumption of debts, which amounted to overall BRL 11.2 billion for distribution companies.

In addition to such adjustments, the modeling performed under the management of BNDES, for such privatization, proposed that Eletrobras should undertook the debt claims and obligations of the distribution companies, along with the Fuel Consumption Account -  CCC and the Energy Development Account – CDE, whose triggering event was prior to the disposal of the Distribution Companies. These debt claims, on the base date of June 2017, amount to BRL 8.4 billion and include the debt claims connected to Item IX of Article 13 of Law 10,438, dated April 26, 2002, with the new wording given by Law No. 13,299, dated June 21, 2016. However, these debt claims have been questioned by the Brazilian Electric Power Agency (ANEEL), within the scope of the administrative processes that involve the inspection of the debt claims/debts of the Fuel Consumption Account (CCC)/Energy Development Account ("CDE") with Amazonas D, Ceron, Boa Vista and Eletroacre, relating to the period from July 30, 2009 to June 30,2016.

According to the modeling of BNDES, Eletrobras, in consideration for the debit claims to be assigned by the distribution companies, as shown above, and upon questioning by Aneel, should assume debt of equivalent amounts with suppliers, which could result in the assumption by Eletrobras Holding of total debts at BRL 19.6 billion, BRL 11.2 billion to zero the equity value and BRL 8.4 billion corresponding to the assumption of CCC and CDE credits.

By means of the 169th EGM held on December 28, 2017, there was approval of the rectification of the decision of the 165th EGM, dated July 22, 2016, to extend the term for executing the contract for transfer of the controlling interest held by Eletrobras in the Distribution Companies, provided that there is, until July 31, 2018, under the penalty of upholding the decision of the 165th Extraordinary General Meeting which ordered the termination of the temporary distribution services, as well as the liquidation of said distribution companies, which shall also happen if ANEEL and/or Granting Authority fails to ensure it, provided that all funds required to operate, maintain and make investments connected to the public services of the respective distribution companies, to be provided at the tariff, by the Federal Government or the Sectorial Funds, thus keeping the financial and economic balance of the Distribution Companies, without any disbursement of funds, at any title, by Eletrobras.

After the modeling evaluation produced by BNDES, the 170th EGM approved the sale of all the shares of the distribution companies, less 1 (one) common share, with ELETROBRAS undertaking commitment for the Distribution Companies’ debts. However, the conclusion of Eletrobras’ managers was not to recommend the approval of the assumption by Eletrobras of the debt claims connected to the Fuel Consumption Account - CCC and the Energy Development Account - CDE, booked under the Financial Statements of the Distribution Companies at the base date of the assessments, considering the adjustments up to June 30, 2017 and, on the other hand, assumption of debts of similar amount, mainly owing to all the risks involved in the materialization of these debit claims booked in the Financial Statements of the distribution companies, since Aneel is performing inspection of the amounts released by CCC to said distribution companies during the period from 2009 to 2016, which shall affect the booking by the Agency of the reimbursement rights to be realized by the CDE Fund.

However, at the 170th Extraordinary General Meeting of ELETROBRAS (170th EGM), the sale of the shares of the distribution companies, with the assumption by ELETROBRAS of debts of the Distribution Companies, was approved, as well as that ELETROBRAS assumes the distributor’s rights and obligations before CCC and CDE, according to the conditions and limits established under CPPI Resolution No. 28, dated November 22, 2017.

APPROACH OF THE APPROPRIATE REMUNERATION

As referred to beforehand, Law No. 12,783/2013, in its Article 9, establishes that, if there is no extension of the concession term, it shall be explored by means of the agency or entity of the federal public administration, until the bidding procedure ends. In view of this, with the purpose of ensuring the continuance of the service, the Appointed Distribution Company may:

Receive financial resources to ensure the continuance and the appropriate provision of the public service of electric energy;

Apply the homologated results of the reviews and tariff adjustments;

Contract and receive resources from CCC, CDE, RGR, under the terms defined by Aneel, given that:

The obligations undertaken by the agency or entity for temporary provision of service shall be undertaken by the new utility company, under the terms of the call for tenders; and

The Granting Power set an appropriate remuneration to the agency or entity in connection with the period of temporary provision of the public service of electric energy.

The appropriate Remuneration was set in MME Ordinance No. 388/2016 as “that needed for ensuring the continuance and the appropriate provision of the Public Service of Distribution of Electric Energy,” defined by the following condition:

Operating Cash Generation - Replacement Investments - Debt Interest ≥ 0;

Where: Operating Cash Generation: Earns before Interest, Taxes, Depreciation and Amortization - LAJIDA adjusted by non-recurring events;

Replacement Investments: Regulatory Reintegration Quota - QRR; and

Debt Interest: Net Debt x (1.11 x SELIC).

Such Appropriate Remuneration shall be transferred to the distribution companies in the form of a loan, including the Global Reversion Reserve Fund (RGR), pursuant to paragraph 2 of Article 11 of this Ordinance:

“Paragraph 2 If the revenues referred to under Article 9 are not enough to ensure the appropriate remuneration, the RESPONSIBLE may receive financial funds, under the terms set by ANEEL, to ensure the continuance and the appropriate provision of the Public Service of Distribution of Electric Energy, including those coming from loans of the Global Reversion Reserve - RGR, in compliance with Article 9, Paragraphs 3 and 4, of Law No. 12,783, of 2013.”

Such loans, according to Paragraph 3 of the same Ordinance, shall only be limited to the availability of RGR funds.

Aneel, in turn, was in charge of defining the calculation of the parameters for calculation of the Appropriate Remuneration, which was standardized by means of Aneel Normative Resolution No. 748, dated November 29, 2016, in Article 6:

“Article 6 The manager of RGR fund is authorized to grant a loan to the Appointed Distribution Company, required for ensuring the Appropriate Remuneration provided for under Article 11 of Ordinance No. 388/2016-MME, with the purpose of allowing the conditions for continuance and the appropriate provision of the service, except for the provisions under Article 7

Paragraph 3 The Appropriate Reference Remuneration, per month, estimated considering the operating cash generation, deduced from investments as a replacement and net debt interest, shall be homologated by means of a specific act of ANEEL, and the Economic and Financial Inspection Superintendent’s Office – SFF shall be authorized to homologate the sums connected to the legal entities under direct or indirect control of the Government.

Paragraph 4 At each quarter, after the result of the fourth quarter of 2016, there shall be homologation, by means of an Order of the Economic and Financial Inspection Superintendent’s Office – SFF, the monthly sum of the Appropriate Realized Remuneration, calculated according to the parameters set under Annex I.

Paragraph 5 The monthly release is limited to the smallest sum between the availability of RGR funds, the Appropriate Reference Remuneration, per month, and the last value homologated for the Appropriate Realized Remuneration, per month.”

This way, it should be noted that the single limiting factor imposed on MME Ordinance No. 388/2016 is the availability of RGR funds. However, in Normative Resolution No. 748, dated November 29, 2016 of Aneel, in its Chapter II, Article 6 and Paragraph 5, Aneel limits the monthly release to the smallest sum between the availability of RGR funds, the Appropriate Reference Remuneration and the last homologated sum of the Appropriate Realized Remuneration.

In addition to this, said Normative Resolution neither provides for the updating of the Appropriate Reference Remuneration, nor does it provide for the adjustment for inflation.

Given such facts, a degradation of the economic and financial condition of the distributors appointed for service provision may be found. Then, an analysis of the Appropriate Remuneration is necessary, given that it should ensure the continuance and the appropriate provision of the Public Utility of Electric Energy Distribution.

Aiming such purpose, based on the Aneel’s methodology, it was possible calculating the reference RGR included in Annex I of ReN No. 748/2016, and Ebitda was quarterly investigated, along with the investments made and the debt service of the distribution companies appointed by Eletrobras, making some adjustments that shall be detailed hereunder. It should be noted that the appointment started early August 2016, but calculations were made under this IT based on the information from October 2016, given that quarterly disclosed and audited information was chosen.

Calculation of Reference RGR

For calculating the reference RGR, the methodology included in Annex I of ReN 748/2016 was used, as follows:

ANNEX I - APPROPRIATE REALIZED REMUNERATION

The Appropriate Remuneration applicable over the period of provision of the public electric energy utility was set by MME Ordinance No. 388/2016, according to the following condition:

Cash Operating Generation - Replacement Investments - Debt Interest > 0; and the respective definitions by ANEEL shall be:

Operating Cash Generation: Lucro antes de Juros (Resultado Financeiro) Impostos (Tributos sobre a Renda), Depreciação e Amortização (Earns before Interests (Financial Income), Taxes (Income Tax), Depreciation and Amortization) — LAJIDA or Earns Before Interest Taxes, Depreciation and Amortization — EBITDA. EBITDA refers to the gross operating generation of cash or the amount of monetary funds generated by the utility company’s core business. For the purposes of calculating the Appropriate Remuneration, EBITDA shall be calculated by the sum of:

BMP Code (debit accounts with a positive sign and credit accounts with a negative one)	Description (considering absolute numbers)
(-)61	(=) Result of Activities
(+) 61X5 .X .17	(+) Depreciation
(+) 61X5 .X .18	(+) Amortization
(+) 61X5.X.05.04	(+) Post-Employment Benefit - Private Pension Plan - Actuarial Deficit or Surplus, in the case of debit balance; (-) in the case of credit balance
(+) 61X5.X.05.05	(+) Voluntary Dismissal Program - PDV, in the case of debit balance ; (-) in the case of credit balance
(+) 61X5.X.05.09	(+) Other Post-Employment Benefits - Actuarial Deficit or Surplus, in the case of debit balance; (-) in the case of credit balance
(+) 61X5.X.12.01, in the case of credit balance	(-) Provision for Doubtful Accounts, in the case of credit balance
(+) 61X5.X.12.02, in the case of credit balance	(-) Provision for Labor Litigations, in the case of credit balance
(+) 61X5.X.12.03, in the case of credit balance	(-) Provision for Civil Litigations, in the case of credit balance
(+) 61X5.X.12.04, in the case of credit balance	(-) Provision for Fiscal Litigations, in the case of credit balance
(+) 61X5.X.12.05, in the case of credit balance	(-) Provision for Environmental Litigations, in the case of credit balance
(+) 61X5.X.12.06, in the case of credit balance	(-) Provision for Regulatory Litigations, in the case of credit balance
(+) 61X5.X.12.07	(+) Provision for Impairment (subtraction in the case of Net Reversal)
(+) 61X5.X.12.99, in the case of credit balance	(-) Provision - Other, in the case of credit balance
(+) 61X5.X.15, concerning what surpasses 1% of the Net Revenue deducted from Taxes on Revenue	(-) Recovery of Expenses, concerning what surpasses 1% of the Net Revenue deducted from Taxes on Revenue

Replacement Investments: Regulatory Reintegration Quota - QRR or Regulatory Depreciation Expense It shall be the value set in the last Periodical Tariff Review - RTP without the subtraction of the credit amortization of the Special Liabilities. In the interstices between reviews, there shall be a change according to the % change between VPB1 DRP of Year 1 and VPB1 DRP of Year 0.

Debt Interest: Net Debt x (1.11 x SELIC)

Net Debt: Gross Debt deducted from Financial Assets, excluding assets and liabilities connected to thermal generation.

Gross Debt: Sum of the liabilities composed of

BMP Code	Description
(-) 2X02	Loans, Financing and Debentures
(-) 2X04.1	Actuarial Liability - Private Pension Plan
(-) 2X04.2	Actuarial Liabilities - Other Post-Employment Benefits
(-) 2X05.8	Payment of Taxes in Installments
(-) 2X16	Derivatives
(-) 2105 (partial)	Overdue Taxes
(-) 2X01 (partial)	Industry-Related Costs in Delay and Renegotiated.
(-) 2X08 (partial)	Industry-Related Charges Overdue and Renegotiated.
(-) 2X11	Industry-Related Financial liabilities
(-) 2,101.2 (partial)	Supply of Electric Energy for Resale - Short-term without tariff coverage
(-) 2,101.4 (partial)	Purchase of Electric Energy for Resale - Short-term without tariff coverage

Financial Assets: Sum of the assets composed of:

BMP Code	Description
1,101	Cash and Cash Equivalents
1X08	Temporary Investments
1X16	Financial Instrument Derivatives
1X11	Industry-Related Financial Assets
1119.1.09	Reimbursements of CDE Fund
1X193	Post-employment Benefit

Selic: The weighted average and adjusted weighted average of the financing operations backed up by the transactions with federal government bonds, calculated daily and presented at the website of the Central Bank of Brazil - http://vww.bcb.gov.br/?SELICACUMUL. At this website, the accrued factor corresponding to the quarters of each measurement shall be obtained.

Applying this methodology, Aneel calculated the reference RGR, which was approved by Homologating Resolution No. 2,184, dated November 29, 2016 and later amended by Homologating Resolution No. 2,199, dated January 17, 2017. For calculation of Reference RGR, Aneel resorted to the following positions:

EBITDA: position of year 2015;

Replacement Investments: Regulatory Reintegration Quota (QRR of the last tariff review); and

Debt Interest: Net Debt from June 2016 x (1,11 x SELIC).

Homologated Values of Reference RGR – ReH No. 2,199/2017 – BRL

Company	Homologating Resolution No. 2.199/17 (BRL)
	Before IRT	Post IRT
Amazonas	117,019,785.76	68,188,825.30
Boa Vista	11,573,801.40	11,385,980.62
Ceal	27,611,419.88
Cepisa	39,326,152.48
Ceron	23,985,177.22
Eletroacre	8,948,741.12

In addition to this, the value of the reference RGR was reduced, since the MME Ordinance No. 346, of September 1, 2017, changed MME Ordinance No. 388, dated July 26, 2016, establishing that:

Paragraph 23. In the tariff process of 2017, ANEEL should temporarily relax the regulatory parameters connected to operating costs and non-technical losses, in order to allow the economic balance of the concession to be tendered pursuant to Article 8 of Law No. 12,783, of 2013.

Accordingly, Homologating Resolution No. 2,349, dated November 28, 2017, amends Homologating Resolution No. 2,199/2017, and becomes effective with a reduction of the monthly values of the Appropriate Reference Remuneration, amounting to 1/12 of operating costs relaxed and non-technical losses, 30 days after the date of the 2017 tariff process, to adjust the cash flow of the Appointees. The values of monthly reduction of RGR are as follows:

Monthly Reduction of the Appropriate Reference Remuneration (BRL)

Company	Monthly Reduction of the Appropriate Reference Remuneration (BRL)
Amazonas	23,813,480.71
Boa Vista	2,696,391.18
Ceal	8,810,041.61
Cepisa	9,266,547.23
Ceron	8,483,216.47
Eletroacre	3,606,951.57

Source: ReH ANEEL No.  2,349, dated November 28, 2017

This way, we may point out 3 periods for the calculation of Ebitda for appropriate reference remuneration:

The first one before the tariff adjustments of Amazonas and Roraima, encompassing the period from September to December 2016.

The second to these adjustments and before the tariff relaxation, which, for Ceal and Cepisa, covers the period until September 2017, and, for the others, throughout the year of 2017.

Lastly, the third period includes the period after the tariff relaxation that starts one month after the readjustments of the companies - Ceal and Cepisa, from the last quarter of 2017 and for the remainder from the first quarter of 2018.

This way, the threshold limits applied by Aneel for the 3 periods are described in the table below:

Monthly Limits of the Appropriate Remuneration (RGR) defined by Aneel

					BRL million
	Monthly Values
Companies	Reference Ebtida prior to the adjustment of 2016 for AmE and RR (A)	Reference Ebtida 2016 post-adjustment AmE and RR (B)	Reference Ebtida post-adjustment 2017 relaxation (C)	Reference QRR (D)	Reference Debt Service (E)
ED Amazonas	(89.2)	(40.3)	(16.5)	3.1	24.7
ED Roraima	(9.1)	(8.9)	(6.2)	0.9	1.6
ED Alagoas	(5.8)	(5.8)	3.0	6.1	15.7
ED Piauí	(11.6)	(11.6)	(2.3)	4.9	22.8
ED Rondônia	(12.9)	(12.9)	(4.4)	4.1	7.0
ED Acre	(2.5)	(2.5)	1.1	2.2	4.3
Total	(131.1)	(82.1)	(25.4)	21.4	76.0

Companies	RGR Threshold prior to the adjustment of 2016 for AmE and RR (F) = (A) - (D) - (E)	RGR Threshold 2016 post-adjustment AmE and RR (G) = (B) - (D) - (E)	RGR Threshold post-adjustment 2017 relaxation (H) = (C) - (D) - (E)
ED Amazonas	(117.0)	(68.2)	(44.4)
ED Roraima	(11.6)	(11.4)	(8.7)
ED Alagoas	(27.6)	(27.6)	(18.8)
ED Piauí	(39.3)	(39.3)	(30.1)
ED Rondônia	(24.0)	(24.0)	(15.5)
ED Acre	(8.9)	(8.9)	(5.3)
Total	(228.5)	(179.4)	(122.8)
(F) and (G) - Sums homologated by ReH Aneel No. 2,199, dated January 17, 2017
(H) - Reduction sums homologated by ReH Aneel No. 2,349, dated November 28, 2017

In the aggregate for the period under review, from October (2016) to March (2018), we obtained as reference the remuneration contained in the following table:

Consolidated Reference RGR - Oct/16 to Mar/18 – BRL million

				BRL million
Oct/16 to Mar/18	Reference Ebitda (A)	Reference QRR (B)	Reference Debt Service (C)	Reference RGR (D) = (A) - (B) - (C)
ED Amazonas	(752.1)	56.6	444.9	(1,253.6)
ED Roraima	(152.8)	16.1	28.4	(197.2)
ED Alagoas	(51.5)	109.9	282.8	(444.1)
ED Piauí	(153.5)	88.7	410.1	(652.3)
ED Rondônia	(206.7)	74.0	125.6	(406.3)
ED Acre	(34.5)	39.2	76.5	(150.3)
Total	(1,351.0)	384.4	1,368.3	(3,103.8)

It should be noted that the calculation of Boa Vista's reference RGR of the exposed methodology took into account only the BMP of capital, thus, the uptown operation is not covered by threshold RGR of ED Roraima and, therefore, is not included in the comparative analysis of Items 3.2 to 3.4 below. The values paid for uptown were defined through ReH No. 2,282 of July 31, 2017, and, subsequently, amended by ReH No. 2,341 dated November 7, 2017.

Calculation of Realized Ebitda

According to Paragraph 4 of ReN No. 748/2016, Ebitda was calculated quarterly based on the result of the fourth quarter of 2016, using the Standardized Monthly Balance (BMP), applying the same methodology of annex I of this Resolution, described under Item 3.1. However, in addition to this calculation, Ebitda values were adjusted by non-recurring events, as set forth in Article 11 of Ordinance MME No. 388/2016. It should be noted that in ReN No. 748/2016 there is no reference to the exclusion of such events. In fact, Aneel has not made these adjustments.

The accrued EBITDA for the period under analysis is shown in the first line of the table below (I) after the non-recurring entries that were not treated by the Aneel methodology (II) and, lastly, reaching the adjusted EBITDA (III).

Realized Ebitda x Adjusted Ebtida – Oct/16 to Mar/18 – BRL million

							BRL million
Realized Ebitda x Adjusted Ebitda (Oct/2016 to Mar/2018)
Items	ED Amazonas	ED Roraima	ED Alagoas	ED Piauí	ED Rondônia	ED Acre	Total
Realized Ebitda (I)	(6,288.7)	(189.9)	(257,5)	(390.5)	(1,222.6)	(99.5)	(8,448.7)
Adjustments (II)	2,160.9	(36,4)	271.6	(123.3)	264.4	-	2,537.2
Provision	2,708.9	19.4	385.2	-	264.4	-	3,377.9
Onerous contracts	812.7	-	-	-	-	-	812.7
CCC	1,439.1	19.4	-	-	264.4	-	1,722.9
Uncovered Liabilities in Subsidiaries	393.5	-	-	-	-	-	393.5
Impairment	63.6	-	40.3	-	-	-	103.9
Bresser	-	-	344.9	-	-	-	344.9
Deferral of Tariff Relaxation	(150.0)	(55.8)	(113.6)	(123.3)	-	-	(442.7)
Energy Overcontracting	(398.0)	-	-	-	-	-	(398.0)
Adjusted Ebitda (III) = (I) + (II)	(4,127.8)	(226.3)	14.1	(513.8)	(958.2)	(99.5)	(5,911.5)

Finally, in relation to the reference Ebitda, the consolidated need of the companies amounts to BRL 4.6 billion, as shown in the following table:

Realized Ebitda x Adjusted Realized Ebtida – Oct/16 to Mar/18 – BRL million

			BRL million
Oct/2016 to Mar/2018	Reference Ebitda (A)	Realized Ebitda (B)	Difference (B) - (A)
ED Amazonas	(752.1)	(4,127.8)	(3,375.7)
ED Roraima	(152.8)	(226.3)	(73.6)
ED Alagoas	(51.5)	14.1	65.5
ED Piauí	(153.5)	(513.8)	(360.3)
ED Rondônia	(206.7)	(958.2)	(751.5)
ED Acre	(34.5)	(99.5)	(65.0)
Total	(1,351.0)	(5,911.5)	(4,560.5)

Except for Alagoas, all the companies had insufficient remuneration to remedy their economic and financial imbalances.

Calculation of Realized Investment

For the calculation of the investment made, all the investments made by the distribution companies were considered, discounting the resources from the CDE for the Program “Luz para Todos”, since it is an industry-related charge to pay for this investment. It should be noted that during the appointment period, the investments were authorized and discussed with MME. In addition to this, these investments cover those earmarked for the reduction of losses and improvement of the service quality, also including the extension of the service quality, besides including the extension of the network in the cases of risk of collapse of electric system, and the need for meeting the vegetative growth.

In view of the foregoing, a decision was reached to compare the reference QRR with the total investments, and not only with the replacement ones that would only be enough for a short period of time. However, the table below shows two types of investment.

Reference QRR x Realized Investment – Oct/16 to Mar/18 – BRL million

Oct/2016 to Mar/2018	Reference QRR (A)	Realized Investment (B)	Realized Replacement Investment (C)	Difference (A) - (B)
ED Amazonas	56.6	287.6	88.2	(231.0)
ED Roraima	16.1	42.5	11.2	(26.5)
ED Alagoas	109.9	216.3	78.2	(106.4)
ED Piauí	88.7	192.6	75.4	(104.0)
ED Rondônia	74.0	197.1	73.4	(123.1)
ED Acre	39.2	42.5	20.5	(3.3)
Total	384.4	978.7	346.8	(594,3)

All the companies showed insufficient remuneration amounting to BRL 594.3 million, to meet their necessary investments, with Eletroacre being more balanced. In addition to this, it should be noted that the reference QRR was set based on the tariff review of 2013, and the need for the companies was very outdated.

Calculation of Realized Debt Service

For the calculation of the debt service realized, the sum actually paid by the distribution companies was considered in the period of the RGR and RO loans connected to the Program “Energia+”. In addition to these sums, the financial charges of the loans of Ordinary Resources (RO) were added, given that the Board of Eletrobras suspended its receipts in order to relieve the cash of the distribution comapanies. Thus, if there were no such postponement of receipt of these loans by the holding company, the financial situation of the distribution companies would be even more imbalanced. For this reason, the change of the amount of loans and financing of RO from March 2018 in relation to the position of September 2016 was included in the debt service realized, as shown in the table below:

Reference x Realized Debt Service – Oct/16 to Mar/18 – BRL million

Oct/2016 to Mar/2018	Reference Debt Service (A)	Reference Debt Service (B)	Difference (A) - (B)
ED Amazonas	444.9	530.9	(86.0)
ED Roraima	28.4	21.0	7.5
ED Alagoas	282.8	319.9	(37.1)
ED Piauí	410.1	332.2	77.9
ED Rondônia	125.6	173.3	(47.7)
ED Acre	76.5	65.4	11.2
Total	1,368.3	1,442.6	(74,3)

With regard to debt service, the consolidated figures would need BRL 74.3 million, especially Amazonas, Alagoas and Rondônia that would not have coverage.

Comparison of RGR received X RGR required

After the comparisons made by the component of the equation of the appropriate reference remuneration, comparing it with the sum actually received by the appointee in this period is necessary. There is this difference between the reference and the one received by the distributors because the former considers the upper limits of the Aneel RGR reference regardless of the results achieved by the distributors. In turn, the second one is the one actually received by those appointed over the period, that is, it takes into account the quarterly results they perform.

In this sense, Alagoas and Piauí had Ebitda higher than the reference value in the 3Q17, heavily influenced by a non-recurring factor, that is, the deferral of the tariff relaxation that leads to a record of CVA revenue, which led the Ebitda of distributors in this quarter to be positive. Acre also posted a positive Ebitda YTD until September 2017, not receiving RGR for the period from Dec/17 to March/18. With regard to Boa Vista, it should be noted that the reference does not take into account the uptown operation and connected to the RGR received and the necessary figures cover the provision of service in the entire state.  BRL 66 million of RGR were received for operation uptown. Additionally, Roraima also posted a positive Ebitda in the third quarter, and, from Nov/17 to Jan/18, it did not receive funds from RGR.

The values of reference RGR, received and needed are shown in the following table:

RGR Received x Necessary – Oct/16 to Mar/18 – BRL million

Oct/2016 to Mar/2018	Reference RGR (A)	RGR Received (*) (B)	RGR Needed (C)	Difference (C) - (B)
ED Amazonas	(1,253.6)	1,170.3	(4,946.3)	(3,776.0)
ED Roraima	(197.2)	234.2	(289.8)	(55.6)
ED Alagoas (**)	(444.1)	369.4	(522.1)	(152.7)
ED Piauí (**)	(652.3)	575.5	(1,038.6)	(463.1)
ED Rondônia	(406.3)	402.2	(1,328.6)	(926.5)
ED Acre	(150.3)	125.0	(207.4)	(82.4)
Total	(3,103.8)	2,876.6	(8,332.9)	(5,456.3)
(*) Taken from the receivables connected to the months from August to September 2016 for comparison purposes
(**) Extracted from the RGR sums received in connection with the tariff deferral, at BRL 59 million for Ceal and BRL 61.3 million for Cepisa

For the value of RGR received, the receipts of the accrual periods of August and September of 2016 were discounted in order to maintain comparability with the period under analysis. Additionally, there was extraction from the sums received in connection with the tariff deferral of Ceal and Cepisa, respectively, at BRL 59 million and BRL 61.3 million for Cepisa. This adjustment was necessary since, when calculating the required RGR, these effects were increased in the Ebitda adjustments because they were considered non-recurring effects that impacted the result.

In general, over the period, using the Appropriate Remuneration approach, defined as the complement to the non-receipt of resources through tariff and industry-related charges in order to maintain the economic and financial balance of the appointees, companies would need to receive BRL 5.5 billion of RGR for the appointment period to be neutral.

APPROACH OF THE CASH FLOW – DEBTS OVERDUDE DURING THE APPOINTMENT PERIOD

Another way to check the financial imbalance of the companies that provide temporary services is by cash flow. During the period of appointment, distributors accrued debts of BRL 4.3 billion until March 2018, owing to insufficient cash to meet these commitments.

In addition to this debt, the amount not paid of RO was summed up, except for the loans of the World Bank. This adjustment was made, since the payment of these loans alone was delayed for the next year to relieve the cash of the distribution companies. If this debt service were not renegotiated, the accumulation of debts overdue would certainly be higher, upon accrual of industry debts which could further worsen the financial situation of the appointees since one of its commitments refers to the sectorial default.

Overdue debts over the appointment period – Mar/18 – BRL million

DEBTS OVERDUE AFTER APPOINTMENT PERIOD - AS OF AUGUST 5, 2016	Mar/18
	Amazonas	Boa Vista	Ceal	Cepisa	Ceron	Eletroacre	Total
Petrobras/CIGÁS	2,388.1	27.1	-	-	-	-	2,415.2
ATEM	72.9	-	-	-	-	-	72.9
Rental of Generation Sets	22.6	-	-	-	-	-	22.6
Eletronorte	-	127.1	-	-	-	-	127.1
PIEs - Eletrobras	277.3	-	-	-	-	-	277.3
CCEAR	-	-	-	5.1	-	-	5.1
Debt Service	73.3	-	-	26.1	-	-	99.4
Transmission/Transmission Company Charge	15.7	-	6.0	-	-	-	21.7
CCD - Installment Payment	236.6	-	-	-	15.3	-	251.9
Purchase of Energy in the Short-term Market by AmGT	241.3	-	-	-	-	-	241.3
Settlement in Short-term Market	-	-	3.3	-	611.1	43.0	657.4
Costing	-	-	-	12.6	-	6.7	19.4
Investment	5.8	-	-	14.3	-	-	20.1
Taxes	-	-	-	27.3	-	0.8	28.1
Post-employment benefit	-	-	-	2.5	-	-	2.5
Total	3,333.6	154.1	9.4	87.9	626.4	50.5	4,261.9
Δ RO	300.1	15.8	240.0	221.0	126.6	49.5	953.0
Overdue Debts + RO subject to new agreement	3,633.7	169.9	249.4	308.9	753.0	100.0	5,215.0

According to the table above, from the perspective of cash flow, companies should be imbalanced by BRL 5.2 billion.

ACCOUNTING APPROACH – CHANGE OF THE MAIN ENTRIES OF BALANCE SHEET

This approach is grounded on the accounting analysis of the financial statements of the period from September 2016, the Financial Statement which is closest to the Provision of Temporary Service that started in August 2016, and the last Financial Statement issued of the EDE’s (March/2018).

 After the analysis of the change of the Consolidated Balance Sheet of such period, conclusion was drawn that the entries Liabilities, Loans and Financing and Suppliers impose the heaviest weight in the change. This fact can be seen in the following charts:

Change of Shareholder’s Equity – BRL million

			BRL million
Oct/2016 to Mar/2018	PL Sept/16 (A)	PL Mar/18 (B)	Δ [(B) - (A)]
ED Amazonas	6,676.2	(11,767.0)	(5,090.8)
ED Roraima	(565.3)	(604.4)	(39.1)
ED Alagoas	(546.1)	(590.3)	(44.2)
ED Piauí	(1,178.8)	(917.3)	261.5
ED Rondônia	(677.7)	(1,930.8)	(1,253.0)
ED Acre	(251.0)	(398.9)	(147.9)
Total	(9,895.2)	(16,208.6)	(6,313.5)

It should be noted that the change in Shareholders’ Equity of BRL 6.3 billion over the period from Sep/16 to Mar/18 does not take into account the indebtedness caused by the RGR received during the appointment period, since this loan was supposed to be neutral for Eletrobras. This includes the RGR effect received during the appointment period, amounting to BRL 3.7 billion until March 2018, event in which the shareholders' equity of the distribution companies would have deteriorated by BRL 10.0 billion. This latter amount is currently impacting the shareholders’ equity of Eletrobras and that of the distribution companies, since Eletrobras’ auditor has not yet accepted the booking of BRL 3.7 billion as a regulatory asset, as this RGR loan of this appointment period shall be paid by the new utility company, that is, it shall be neutral for the distribution companies. The Ministry of Mines and Energy and/or Aneel proposed that it shall issue an Ordinance/Resolution making clear the neutrality of this RGR, thus answering to concerns that both the auditor and Eletrobras would be able to record that amount of RGR as a regulatory asset.

With regard to the accounts of Suppliers and Loans and Financing, the changes in the period are as shown in the table below. Further details of each of these accounts shall be detailed further below.

Change of Suppliers and Loans and Financing – BRL million

			R$ Million
EDE’s	Δ (Mar/18 - Sept/16)		Total
	Suppliers	Loan and Financing
Acre	46.1	49.7	95.8
Alagoas	22.0	255.9	277.9
Amazonas	3,424.6	317.8	3,742.4
Piauí	-75.8	209.6	133.8
Rondônia	1,372.8	151.0	1,523.8
Roraima	244.5	17.9	262.5
Total	5,034.3	1,001.8	6,036.1

In view of the foregoing, the change of BRL 6,036.1 million of these two items refer to 95% of this change of Net Assets of the distribution companies over the appointment period. There are other important accounts of the Balance Sheet which are set off in the change of values, in addition to undergoing the influence of accounting provisions.

In that being so, the assessment shall follow an analysis only of the items Loans and Financing, as they are the most relevant.

Loans and Financing

The analysis of the Entry Loans and Financing was performed firstly, by stratifying the Loans in five categories or Source of Funds, as follows: Loans of RO, Program “Energia +”, RGR Loans, RGR-PPST Loans (RGR of the appointment period) and Other. Below is a table with the Total Loans and Financing for the period divided per Distribution Company. Following to this, it is broken down per category.

Total Loans and Financing without divided per EDE’s

				BRL thousand
EDE’s	CONSOLIDATED PER COMPANY
	Sept/16	Mar/18	Δ	Δ (%)
Acre	310,482	516,814	206,332	66.5%
Alagoas	1,285,675	2,058,147	772,472	60.1%
Amazonas	1,461,518	3,288,527	1,827,009	125.0%
Piauí	1,448,435	2,422,093	973,658	67.2%
Rondônia	793,289	1,434,397	641,108	80.8%
Roraima	60,825	351,956	291,131	478.6%
Total	5,360,224	10,071,934	4,711,710	87.9%

Total Loans and Financing without divided per Source

				BRL thousand
Composition of Loans and Financing	CONSOLIDATED - LOAN AND FINANC.
	Sept/16	Mar/18	Δ	Δ (%)
RO	4,245,542	5,198,585	953,044	22.4%
ENERGIA +	402,421	634,921	232,501	57.8%
RGR	640,829	467,665	-173,164	-27.0%
RGR-PPST	0	3,709,865	3,709,865	-
OTHER	71,432	60,897	-10,535	-14.7%
Total	5,360,224	10,071,934	4,711,710	87.9%

When considering the tables above, it may be noticed that the largest change of amount over the period was  Amazonas Energia. It increased its Loans and Financing at about BRL 1.8 billion. Subsequently, Cepisa posted an increase of BRL 973.6 million, followed by Ceal, with an increase of BRL 772.4 million and Rondônia, which had an increase of BRL 641.1 million. The increase in Loans and Financing of all these companies accounts for approximately 90% of the change of the Account in the consolidated.

From the perspective of the composition, the highest weights are from the RGR Loan in the appointment period, at BRL 3.7 billion, and from the RO and “Energia +” Loan, which totaled BRL 1.2 billion in the period.

From another point of view, it should be noted the evolution of Loans and Financing, without considering the RGR loans received as appropriate remuneration during the period of appointment. As this RGR should be neutral for business, it shall be excluded from analysis.

Total Loans and Financing without RGR-PPST per Source

				BRL thousand
Composition of Loans and Financing	CONSOLIDATED
	Sept/16	Mar/18	Δ	Δ (%)
RO	4,245,542	5,198,585	953,044	22.4%
ENERGIA +	402,421	634,921	232,501	57.8%
RGR	640,829	467,665	-173,164	-27.0%
OTHER	71,432	60,897	-10,535	-14.7%
Total	5,360,224	6,362,069	1,001,846	18.7%

Total Loans and Financing without RGR-PPST per Company

				BRL thousand
EDE’s	CONSOLIDATED PER COMPANY
	Sept/16	Mar/18	Δ	Δ (%)
Acre	310,482	360,163	49,681	16.0%
Alagoas	1,285,675	1,541,541	255866	19.9%
Amazonas	1,461,518	1,779,301	317,783	21.7%
Piauí	1,448,435	1,658,018	209,583	14.5%
Rondônia	793,289	944,274	150,985	19.0%
Roraima	60,825	78,772	17,947	29.5%
Total	5,360,224	6,362,069	1,001,846	18.7%

Suppliers

The analysis of the Entry Suppliers was a little different from the entry Loans and Financing, as there was need for making some adjustments to the total change of the period, for instance, removing the value of AFAC received over the period for payment of Suppliers of Electric Energy, and for the case of Amazonas Energia, in addition to considering, as part of the entry Suppliers, the value connected to the difference of price of the gas4 transportation at about BRL 3.1 billion. With regard to categorization, the following classification was adopted: Eletronorte, Petrobras/BR/Cigás, CCEE, Ame GT, PIEs + Payment in Installments of PIE’s and Other. It should be noted that the Ame GT category only applies to Amazonas Energia and the Other category includes costs, mainly the ones as follows: Suppliers of Electric Energy, Suppliers of Materials and Services.

Below is a view of the total Debt with Suppliers per Companies, as well as the adjustments:

4 This item was stated in the Balance of Sept/16 of Amazonas inside the Suppliers, which is the reason why there was need for adjustment in the Balance of Mar/18 of the distribution company, for comparison purposes.

Total Debt with Suppliers per EDE’s + Adjustments

			BRL thousand
EDE’s	CONSOLIDATED PER COMPANY
	Sept/16	Mar/18	Δ
Acre	574,000	564,586	-9,414
Alagoas	297,313	160,186	-137,127
Amazonas	15,312,542	15,494,401	181,859
Piauí	466,498	154,056	-312,442
Rondônia	4,664,433	6,037,217	1,372,784
Roraima	861,928	1,008,497	146,569
Subtotal	22,176,714	23,418,943	1,242,229
AFAC Adjustment	-652,421	0	652,421
Adjustment connected to the difference of gas transporting price	0	3,139,638	3,139,638
Total	21,524,293	26,558,581	5,034,288

It should be noted that the largest change of the period is centered on Ceron, at BRL 1.4 billion. If the adjustments are considered, the largest change is that of Amazonas Energia, BRL 3.3 billion.

Following is the change of the Supplier-stratified Debt plus adjustments:

Total Debt stratified per Suppliers + Adjustments (Consolidated)

			BRL thousand
Composition of Suppliers	CONSOLIDATED - SUPPLIERS
	Sept/16	Mar/18	Δ
Eletronorte	2,660,652	3,130,855	470,203
Petrobras/BR/Cigás	16,976,746	17,802,728	825,982
CCEE	276,335	780,895	504,560
Others	2,262,981	1,704,465	-558,516
Subtotal	22,176,714	23,418,943	1,242,229
AFAC Adjustment	-652,421	0	652,421
Adjustment connected to the difference of gas transporting price	0	3,139,638	3,139,638
Total	21,524,293	26,558,581	5,034,288

SUMMARY OF THE 3 APPROACHES

After analyzing the three approaches proposed, it was found that, despite having different methodologies, they show similar results, on average, BRL 5.5 billion of economic and financial imbalance, as shown in the table below.

Summary of the 3 approaches – BRL million

			BRL million
Oct/2016 to Mar/2018	RGR	Overdue Debt	Suppliers + Financial Loans
ED Amazonas	3,776.0	3,633.7	3,742.4
ED Roraima	55.6	169.9	262.5
ED Alagoas	152.7	249.4	277.9
ED Piauí	463.1	308.9	133.8
ED Rondônia	926.5	753.0	1,523.8
ED Acre	82.4	100.0	95.8
Total	5,456.3	5,215.0	6,036.1

However, based on Ordinance No. 388/2016 and Law No. 12,783/2013, the appointment period should be neutral for distribution companies, receiving, for such purpose, tariff resources, industry charges and appropriate remuneration limited to the availability of RGR resources, in order to maintain the economic and financial balance over such period. Thus, Aneel should not have limited the RGR’s disbursement to the lowest amount between the availability of RGR’s resources, the Appropriate Reference Remuneration and the last homologated amount of the Appropriate Remuneration Realized, as it did in keeping with Aneel Normative Resolution No. 748/2016.

CASH DEFICIT UNTIL DECEMBER 2018

After the analysis of the RGR necessary until March 2018, a forecast shall be made of how many RGR’s the appointees should receive for the period from August 2018 to December 2018 to be neutral.

To accomplish such purpose, 3 scenarios were designed based on the cash flow forecasted by the distribution companies themselves by the end of 2018. It should be noted that, until July, the same scenario was used, that is, carried out until May 2018, and in June and July, the value of the current limit of RGR after the tariff relaxation, according to the rule of Normative Resolution 748/2016. As of August/18, 3 scenarios for receipt of RGR were foreseen, as described below:

Scenario 1 – Without receiving RGR in the period from Aug/18 to Dec/18, as this period was not included in the annual budget of the CDE;

Scenario 2 – Receipt of RGR in the threshold values established by Aneel, according to methodology of ReN No. 748/2016, that is, values limited to the value of the reference RGR in force based on the tariff adjustments of the distribution companies;

Scenario 3  – RGR Receipt of RGR in accordance with MME Ordinance No. 388/2016, that is, without limitations, which is necessary to ensure that the operational cash flow of the appointees is balanced. In this case, the EBITDA component of the RGR calculation was estimated based on the cash operating deficit of the distribution companies, the debt service and the investment resources were kept the same as those set by Aneel.

Below are the sums of RGR considered for the 3 scenarios assessed:

Accrued RGR of Aug/18 to Dec/18 – 3 scenarios – BRL million

				BRL million
	RGR Values considered
Aug/18 to Dec/18	Scenario 1 Without receipt of RGR (A)	Scenario 2 RGR ReN No. 748/16 (B)	Scenario 3 RGR Ordinance No. 388/16 (C)	Difference (C) - (B)
ED Amazonas	-	221.9	811.9	590.0
ED Roraima	-	42.5	45.4	2.9
ED Alagoas	-	94.0	202.6	108.6
ED Piauí	-	150.3	277.5	127.2
ED Rondônia	-	24.7	27.2	2.5
ED Acre	-	26.7	44.3	17.6
Total	-	560.1	1,408.9	848.8

Considering these receipts of RGR, the cash deficit of the distribution companies, at the end of 2018, covering the entire period of appointment, would be presented as follows:

Deficit of Cash - Aug/18 to Dec/18 – 3 scenarios – BRL million

Information of the Distribution Companies’ Cash Flow
	Realized (Open Debt)			Forecasted (Cash Deficit)
Companies	Mar/18	Apr/17	May/18	Jul/18	Scenario 1 RGR = 0 Dec/18	Scenario 2 RGR ReN No. 748/16 Dec/18	Scenario 3 RGR Ordinance No. 388/16 Dec/18
Amazonas	-3,333.6	-3,650.5	-4,016.4	-4,707.9	-6,841.4	-6,623.7	-6,029.5
Boa Vista	-154.1	-147.1	-217.0	-213.0	-302.2	-259.7	-256.8
Ceal	-9.4	-47.1	-37.3	-43.7	-205.8	-111.8	-3.2
Cepisa	-87.9	-105.2	-138.1	-166.9	-541.5	-391.2	-263.9
Ceron	-626.4	-673.4	-711.9	-663.9	-1,017.4	-992.7	-990.3
Acre	-50.5	-57.7	-66.6	-43.6	-155.8	-108.2	-90.6
Total	-4,261.9	-4,681.0	-5,187.1	-5,839.0	-9,064.1	-8,487.4	-7,634.4

It should be noted that, until May 2018, realized values can be found. From June 18 onwards, cash flow and cash deficit forecasts were made. For the period, there are amounts of outstanding debts, that is, invoices not paid by the distribution companies until that date. However, for the forecast period, the outlook for the cash deficit is at the end of the period. With regard to the period from Aug/18 to Dec/18 alone, the final cash deficits for the 3 scenarios are shown in the table below:

Accrued RGR of Aug/18 to Dec/18 – 3 scenarios – BRL million

	Cash Deficit after RGR scenario
Aug/18 to Dec/18	Scenario 1 Without receipt of RGR (A)	Scenario 2 RGR ReN No. 748/16 (B)	Scenario 3 RGR Ordinance No. 388/16 (C)	Difference (C) - (B)
ED Amazonas	(2,133.5)	(1,915.8)	(1,321.6)	594.2
ED Roraima	(89.2)	(46.7)	(43.8)	2.9
ED Alagoas	(162.1)	(68.1)	40.5	108.6
ED Piauí	(374.6)	(224.3)	(97.0)	127.2
ED Rondônia	(353.6)	(328.9)	(326.4)	2.5
ED Acre	(112.2)	(64.6)	(47.0)	17.6
Total	(3,225.2)	(2,648.4)	(1,795.4)	853.0

It should be noted that these final cash balance forecasts include installment payments before Petrobras/BR Distribuidora, including both the CCDs signed at the end of 2014 and the CCD signed with Petrobras/BR in 2018, the first payment of which occurred in 15 of May 2018. Therefore, out of the cash deficit forecasted for the period from August 18 to December 18, as stated in the previous table, BRL 1.67 billion would come from the payment of the CCDs before Petrobras, and a large part of this debt contracted for oil and gas comes from the period prior to the appointment period. Not any of the RGR scenarios was intended to address such debt payments before Petrobras. Finally, in these three cash flow forecast scenarios, an assumption was made of that the payments to Eletronorte (by Boa Vista and Ceron) would not be forecasted, as well as the total interest and principal rollover of the old RO loans and the AFAC’s which have recently been converted into RO debts. If such payments were included in the cash flow, the final cash deficit for that period would be worsened.

Payment of CCD’s

			BRL million
	CCD Payment Values
Aug/18 to Dec/18	CCD 2014	CCD 2018	Total
ED Amazonas	559.5	722.8	1,282.3
ED Roraima	10.5	27.5	38.0
ED Rondônia	87.3	219.2	306.5
ED Acre	17.1	23.9	41.0
Total	674.5	993.4	1,667.8

Therefore, in the best of the scenarios in which the MME Ordinance No. 388 is followed, and no limits are applied to the RGR for the operating deficit (scenario 3), the cash deficit of the distribution companies by the end of Aug/10 - Dec/18 would be BRL 1.8 billion, strongly impacted by the payments made by CCDs signed with Petrobras. If the distribution companies do not have the resources to make these payments, Eletrobras shall, from now on, bear these expenses to avoid the early maturity of all debts with Petrobras, considering that the holding company is guarantor of part of this debt.

Conclusion:

In short, the appointment period that should be neutral for Eletrobras distribution companies, because they are providing service on behalf of the granting authority, based on MME Ordinance No. 388/2016 and Law No. 12,783/2013, is causing high loss to the companies and Eletrobras, in disagreement with the decision taken by the shareholders in EGM 165 and 169. Until March 2018, the estimated loss amounted to BRL 5.0 billion, in addition to BRL 3.7 billion (inflation adjusted amount) received from RGR in this appointment period, which have been recorded to date only under the liabilities, with no corresponding entry under regulatory assets, thus impacting the shareholders’ equity of both distribution companies and Eletrobras.

The provision of the deficit of cash of the distribution companies until July 2018 (current appointment period) is BRL 5.8 billion. This sum should be added with the increase of the balance of loans of RO, which does not include the payment of interest and principal during this period, amounting to about BRL 950 million until March 2018. By the end of 2018, the forecast of cash deficit only for the last 5 months of the year, in the best of scenarios, would be BRL 1.8 billion, and could achieve BRL 3.2 billion if RGR were injected into distribution companies as an appropriate remuneration. This cash deficit for Dec/18 is strongly influenced by cash disbursements for payment of CCD signed with Petrobras and BR Distribuidora.

This way, the following items are suggested as conditions for the continuation of the Service Provision:

The Granting authority is expected to regulate the appropriate remuneration received by the distributors during the period of appointment, evidencing that these resources, in any case, are debts contracted by the concession and shall be paid in the future by the consumers by means of the tariff, so that Eletrobras will be able recognize this ammount in the Balance Sheet of the distributoion companies, as a regulatory asset, neutralizing its effects;

The Granting Authority recognizes the need for economic and financial rebalancing of the appointed distribution companies, of the service provision period already accomplished, guaranteeing resources that shall neutralize the debts and obligations contracted in that period, guaranteeing the provisions of Ordinance No. 388/2016 and Law No. 12,783/2013.

Guarantee of economic and financial balance for the continuity of service delivery by Eletrobras distribution companies as of July 2018.

Inclusion in the investment factor that is the basis for the calculation of the appropriate reference remuneration, in addition to the replacement investments, expansion investments, reduction of loss levels and improvement in the quality of the service provided, which are approved by MME.

___________________________ Frederico Pinto Eccard - DDEF	________________________ Luciana Pereira de Souza - DDEF
________________________ Leonardo Fellipe de Toledo Costa - DDEF

Annex 06 – Liquidation Technical Note

Date: 05/14/2018 IT DFP/DFC/DDEF 002/2018

DFP/DFC/DDEF 002/2018 Joint Technical Information

Title	Analysis of the cost of liquidation of distribution companies Amazonas Distribuidora de Energia (AmE D), Boa Vista Energia, Ceal, Cepisa, Ceron and Eletroacre.
Subject

Analysis of the cost of liquidation of the distribution companies of Eletrobras, on March 31, 2018, based on the deliberation made at 169th Extraordinary General Meeting (EGM) to dispose or liquidate these companies until July 31, 2018.

Authors	Felipe Baptista da Silva – DFP; Marcos Barreto de Faria Pinho – DFPI; Rodrigo Vilella Ruiz - DFC; Marcos José Lopes - DFCC; Frederico Pinto Eccard – DDEF; Luciana Pereira de Souza – DDEF.
Company	Eletrobras, Amazonas Distribuidora de Energia (AmE D), Boa Vista Energia, Ceal, Cepisa, Ceron, Eletroacre
Category	Technical Information.
Keywords	Amazonas Energia (AmE D), Boa Vista Energia, Ceal, Cepisa, Ceron, Eletroacre, Liquidation.

OBJECTIVES

This Technical Information supplements DFP/DFC/DDEF 002/2017 Technical Information and is intended to update the calculation of the cost of liquidation of distribution companies Amazonas Energia Distribuidora S.A. – Amazonas Distribuidora de Energia (AmE D), Boa Vista Energia S.A – Boa Vista Energia, Companhia Energética de Alagoas S.A. – Ceal, Companhia Energética do Piauí S.A. – Cepisa, Centrais Elétricas de Rondônia S.A. – Ceron, Companhia de Eletricidade do Acre S.A. – Eletroacre based on the deliberation made at the 165th EGM, dated July 22, 2016.

On that occasion, Eletrobras' shareholders decided to approve that, should the transfer of control not occur until the date of December 31, 2017, all necessary steps should be taken to liquidate these electricity distribution utility companies, under the terms of item 11 of the minutes of the 165th EGM, as transcribed below:

11. Approving, by majority vote, that the concession of distribution companies Companhia Energética de Piauí - CEPISA; Companhia Energética de Alagoas - CEAL; Companhia de Eletricidade do Acre - ELETROACRE; Centrais Elétricas de Rondônia S.A - CERON; Boa Vista Energia S.A; and Amazonas Distribuidora de Energia S.A be returned at any time and that the provisions of its liquidation are adopted, in the following events: (i) the transfer of controlling interest referred to in Item 9 above is not performed until December 31, 2017;"

This Technical Information (IT) will show the liquidation cost from an economic and financial and accounting viewpoint, i.e., it does not involve judicial and legal aspects. The purpose shall be to compare the number of liquidation costs of each distribution company presented by BNDES with the amount estimated by Eletrobras, based on the assumptions that shall be described in this paper. IT is divided in five topics, including objectives and conclusion. Firstly, the rationale used to break down the asset accounts into five groups and liabilities accounts into six groups shall be explained. The following topic will address the reclassification of the Balance Sheets of March 31, 2018 of Amazonas Energia, Boa Vista Energia, Ceal, Cepisa, Ceron, and Eletroacre according to the premise adopted for the breaking down of accounts in the large groups in the section above. In the topic on liquidation cost adjustments, the rationale and arrangement will be presented to allow that the distribution company’s assets and liabilities be closer to a liquidation scenario.

All values presented in the tables below are in thousands of Brazilian Reais, according to the standard used in the financial statements of the companies.

ANALYSIS OF FINANCIAL STATEMENTS

This work was developed based on the Financial Statements of March 31, 2018 for each one of the six Eletrobras’ distribution companies The choice of this base date is targeted at updating the cost of liquidation of DFP/DFC/DDEF 002/2017 Technical Information, which, on the occasion, compared the cost of liquidation on June 30, 2017 with the option of sales modeling of the shares of the said distribution companies which BNDES had as responsible for the performance of the work, based on the economic and financial valuation prepared by the independent consultants1.

All Asset accounts were grouped into five groups in order to associate accounts with similar degrees of realization. Accordingly, the assets were divided in: i) indemnifiable; ii) immediate liquidity; (iii) to realize; (iv) Reimbursement of CCC; and (v) non-realizable. In turn, the liabilities were broken down in six groups: (i) immediate payability; (ii) compensable; (iii) Eletrobras System; (iv) Petrobras System; (v) other liabilities; and (vi) Not Aplicable.

1 The economic and financial assessments performed by the independent consultants adopted the criteria of nominal Free Cash Flow to Firm - FCFF, having the December 31, 2016, as the base date. The discount rate used was WACC (Weighted Average Cost of Capital). Subsequently, adjustments were made to the valuation of the distribution companies considering the last financial statement available at the time of completion of the assessment, dated June 30, 2017.

ASSETS

INDEMNIFIABLE ASSETS

For the indemnifiable group, accounts were included in which ANEEL/FEDERAL GOVERNMENT are expected not to reimburse the CNPJ of the distribution companies or its holding company with its liquidation. This assessment included all regulatory assets, such as CVA and financial components, and ANEEL recognizing that the distribution company would be entitled to be reimbursed in the next tariff adjustment. As the company will be liquidated, the costs incurred and already paid by the distribution company, for instance, the purchase of sale at a price higher than that established in the prior tariff adjustment, the company would have the right of reimbursement ensured.

In the same logic is the right of reimbursement - CDE, which includes the low-income social tariff and the tariff discount subsidies, both with values homologated by ANEEL, and right of reimbursement by the distribution company. Another item classified as indemnifiable is the short-term electricity, an amount recognized by CCEE, but still not paid to companies owing to the delinquency with the Chamber.

In this indemnifiable group, the item with the greatest impact is the financial asset - public utility concession, which includes the distribution assets that make up the distributor’s regulatory remuneration base (BRR) that have not yet been amortized/depreciated. Within this account in the Balance Sheet is the financial asset in use, comparable to the BRR of the company, and the financial asset in course, which would be connected to the investments made that have not yet been completed or that have already been completed and still unitized by the company’s accounting. This financial asset in course shall be part of BRR in the future. The distribution financial asset, because it is essential to the operation, is added to the concession at the time of the bidding process for a new utility company. Therefore, these non-depreciated assets shall be reimbursed by the Federal Government to the CNPJ of the liquidated company.

IMMEDIATE LIQUIDITY

Within immediate liquidity, there is the cash and cash equivalents account, in addition to the securities account. Funds that companies can quickly turn into cash for payment of liabilities.

TO REALIZE

Assets to realize are items according to which the receipt of funds is neither immediate nor indemnifiable, i.e., they are direct for the companies, although their realization is uncertain and with values that may be negotiated. This group includes: (i) customers, (ii) services in course, (iii) warehousing, (iv) investments, (v) fixed assets, (vi) securities and pegged deposits, and (vii) other assets entered under the Balance Sheet. Concerning item (vi), the securities and pegged deposits are assets of difficult liquidation, but can be used to write off values of liabilities for provisions for civil, labor and tax risks. Lastly, item (i), the customer’s account, is the most representative of the group “To Realize” under the assets. This item includes all pending invoices of consumers, which have not yet been received by the distribution company, already discounting the allowance for doubtful accounts (PCLD).

REIMBURSEMENT OF CCC

In this group, the account of the Right of Reimbursement of CCC is included, where all the values booked by the companies to be received from the CDE/CCC Sectoral Fund, as consideration for expenditure with fuel, machine rental and taxes on the generation of energy in isolated systems, given that the amounts were not covered by the distribution companies’ final consumer tariff. This item is the most controversial asset of Amazonas Energia, Boa Vista, Ceron and Eletroacre, as it is the object of ANEEL’s inspection, still in progress, whose preliminary values calculated by the agency are quite different from those booked by these companies. Because it is a relevant and controversial item, it will be better addressed later on this IT.

NON-REALIZABLE

As Non-realizable items of assets in the event of liquidation of Eletrobras’ distribution companies, were considered the accounts of (i) taxes and social contributions, and (ii) intangible assets. Item (i), owing to any tax credit being deposited with the liquidation of the company, shall not be used or passed on to another company. Concerning item (ii), the intangible asset also ends with the completion of the company’s operations and their liquidation.

LIABILITIES

IMMEDIATE PAYABILITY

The liability group of immediate payability consisted of social and labor obligations and post-employment benefits. According to the criteria used, these two items would have preference for payments in a liquidation.

COMPENSABLE

The compensatory liabilities include the regulatory liabilities accounts, the obligations of reimbursement and the industry-related charges. They are classified as compensable because they are subject to a decrease in the amount of reimbursement by ANEEL/FEDERAL GOVERNMENT to be received by the distribution companies at the time of their liquidation. The regulatory liability has the same explanation of the regulatory asset, with the difference being a future disbursement of the company instead of a right. This account includes the CVA and the negative financial components, that is, the distribution company invoiced its consumers in this tariff cycle in excess of what had been set forth in the last adjustment, and should be compensated in the next adjustment. As a subsequent adjustment shall not happen, the company shall pay or discount the value to the received.

The industry-related charges booked under liabilities refer to amounts owed by the companies to the Sectorial Fund CDE, and that, since it is an industry-related debt, it should also be subject to offset, for the purpose of decreasing the value to be received by the distribution companies. In turn, concerning the reimbursement obligations, the values received in excess are chiefly connected to the CDE/CCC Sectorial Fund, as an advance payment, which should be offset in the future.

ELETROBRAS SYSTEM

The accounts included in this group cover all the liabilities with companies of Eletrobras System, and not only with the holding. They include loans of ordinary funds (RO) agreed with Eletrobras, former RGR loans and financing, prior to the appointment period (August 2016), loans with Eletrobras owing to the Project Energia Mais and the Program Luz para Todos. Additionally to the debts with Eletrobras, there are liabilities for the purchase of energy with Eletronorte, CHESF and the other distribution company of Eletrobras System.

PETROBRAS SYSTEM

For the four distribution companies of Eletrobras, Amazonas Energia, Ceron, Boa Vista and Eletroacre, this group has the heaviest weight in the liabilities of these companies. It refers to the fuel debt contracted with Petrobras, BR Distribuidora and Cigás to serve the isolated systems. Part of this debt was already negotiated with the execution of contracts of admission of debt (CCD) in December 2014, backed by the receipt of the CCC Sectorial Fund. As part of the scope of ANEEL’s inspection work, the guarantees of the CCC fund are under review and some companies (Amazonas Energia and Eletroacre) have stopped receiving the monthly installments of the CCD agreed between the distribution company and the Sectorial Fund itself.

OTHER LIABILITIES

Other liabilities include further liabilities with suppliers, excluding the Eletrobras System and Petrobras System, taxes and social contributions, provision for civil, labor and tax risks, and other liabilities.

NOT APLICABLE

Similarly to a part of the assets being classified as non-realizable, a part of the assets was also considered as Not Aplicable.  The items onerous contract and loans of the RGR during the period of appointment and provision of services were withdrawn from the liabilities enforceable from the companies at the time of liquidation. The onerous contract is based on the impairment test annually performed by the companies, and if the test proves negative, the intangible asset is written off and, if the necessary intangible asset is not enough, an onerous contract is still entered under the liabilities account. This would be an accounting record of a negative future result of the company. With its liquidation, this onerous contract is expired and the item is removed for the company’s liabilities.

Concerning the RGR loans during the appointment period, it should be pointed out that, even though they are booked under liabilities, ANEEL and MME, in their ordinances and resolutions, have already defined that these loans would be under concession and would be paid by means of tariffs to the final consumers between the 6th and the 30th year of the new concession. Therefore, it is understood that, with the liquidation of these distribution companies, this RGR loan shall be incurred by the new utility company, which shall have the right to enter the amount equivalent to the future tariff in its payment.

Concerning Amazonas, in addition to the accounts above, the account “Provision for uncovered liabilities of subsidiaries,” which corresponds to the negative shareholders’ equity of Amazonas GT – AmE GT, was also withdrawn from liabilities. As the assessment considers that there shall be unbundling of Amazonas Energia, such deficiency of AmE GT should be disregarded.

Reclassification of the Balance Sheet

In this section, the assets and liabilities per company with the proposed new reclassification will be presented. Assets divided in five groups: i) indemnifiable; ii) immediate liquidity; iii) to realize; (iv) Reimbursement of CCC; and (v) non-realizable. In turn, the liabilities were broken down in six groups: (i) immediate payability; (ii) compensable; (iii) Eletrobras System; (iv) Petrobras System; (v) other liabilities; and (vi) Not Aplicable.

•         BALANCE SHEET OF ELETROACRE

On March 31, 2018	
Assets	**1,040,592**
Indemnifiable	**526,368**
Regulatory Assets	72,483
Financial Assets - Public Service Concessions	434,283
Right to Reimbursement - CDE	19,602
Short-Term Electricity	-
Immediate Liquidity	**9,559**
Cash and Cash Equivalents	9,559
Bonds and Securities	-
To Realize	**212,826**
CP Customers	130,822
LP Customers	40,345
Warehouse	2,222
Services Underway	9,052
Other assets	13,283
Assets Earmarked for Sale	-
Guarantees and escrow deposits	7,687
Investments	1,654
Fixed assets	7,761
Reimbursement of CCC	**268,314**
Right to Reimbursement - CCC CP	31,440
Right to Reimbursement - CCC LP	236,874
Non-Realizable	**23,525**
Taxes and Social Contributions	10,807
Intangible assets	12,718
Total Assets	**1,040,592**
Non-Realizable	23,525
Total Assets for Liquidation	**1,017,067**
Indemnifiable	526,368
Immediate Liquidity	9,559
To Realize	212,826
Reimbursement of CCC	268,314

On March 31, 2018	
LIABILITIES	**1,596,153**
Immediate Payability	**8,083**
Social Security and Labor Dues	7,888
Post-Employment Benefits	195
Compensable	**44,400**
Regulatory Liabilities	40,711
Obligations of compensation	-
Sector charges	3,689
Eletrobras System	**438,502**
Advances for future capital increases	78,339
Eletrobras - RGR	3,129
Eletrobras - RO	357,034
Eletronorte	
Petrobras System	**472,219**
BR Distribuidora	472,219
Other Liabilities	**476,298**
Suppliers	92,367
Taxes and social contributions	207,180
Provision for Civil, Labor and Fiscal Risks	120,272
Other liabilities	27,910
R&D	28,569
Not Applicable	**156,651**
Onerous Concession	
RGR - Service Provision	156,651
Total Liabilities	**1,596,153**
Not Applicable	156,651
Total Assets for Liquidation	**1,439,502**
Immediate Payability	8,083
Compensable	44,400
Eletrobras System	438,502
Petrobras System	472,219
Other	476,298

Total Net Balance	(422,435)
Net Balance Connected to the Concession	481,968
Corporate Balance	(904,403)

The total net balance between assets and liabilities for the liquidation of Eletroacre is negative at BRL 422.4 million, and the balance connected to the concession, indemnifiable assets and compensable liabilities, is positive at BRL 482 million. The corporate balance not connected to the concession is negative at BRL 904.4 million.

•         BALANCE SHEET OF AMAZONAS

Total Net Balance	(12,877,426)
Net Balance Connected to the Concession	1,752,693
Corporate Balance	(14,630,119)

The total net balance between assets and liabilities for the liquidation of Amazonas Energia is negative at BRL 12,877.4 million, and the balance connected to the concession, indemnifiable assets and compensable liabilities is positive at BRL 1,752.7 million. The corporate balance not connected to the concession is negative at BRL 14,630.1 million.

•         BALANCE SHEET OF CEAL

Total Net Balance	-620,608
Net Balance Connected to the Concession	1,072,027
Corporate Balance	-1,692,635

The total net balance between assets and liabilities for the liquidation of Ceal is negative at BRL 620.6 million, and the balance connected to the concession, indemnifiable assets and compensable liabilities, is positive at BRL 1,072.0 million. The corporate balance not connected to the concession is negative at BRL 1,692.6 million.

•         BALANCE SHEET OF BOA VISTA

Total Net Balance	-621,069
Net Balance Connected to the Concession	245,309
Corporate Balance	-866,379

The total net balance between assets and liabilities for the liquidation of Boa Vista is negative at BRL 621.1 million, and the balance connected to the concession, indemnifiable assets and compensable liabilities is positive at BRL 245.3 million. The corporate balance not connected to the concession is negative at BRL 866.4 million.

•         BALANCE SHEET OF CEPISA

Total Net Balance	-994,871
Net Balance Connected to the Concession	1,149,873
Corporate Balance	-2,144,744

The total net balance between assets and liabilities for the liquidation of Cepisa is negative at BRL 994.9 million, and the balance connected to the concession, indemnifiable assets and compensable liabilities, is positive at BRL 1,149.9 million. The corporate balance not connected to the concession is negative at BRL 2,144.7 million.

•         BALANCE SHEET OF CERON

Total Net Balance	-1,884,548
Net Balance Connected to the Concession	1,157,279
Corporate Balance	-3,041,827

The total net balance between assets and liabilities for the liquidation of Ceron is negative at BRL 1,884.5 million, and the balance connected to the concession, indemnifiable assets and compensable liabilities, is positive at BRL 1,157.3 million. The corporate balance not connected to the concession is negative at BRL 3,041.8 million.

ADJUSTMENTS OF THE LIQUIDATION COST

COST OF SHUTDOWN OF PERSONNEL

For the exercise of the liquidation cost, a 50% FGTS fine was estimated for each distribution company, plus 2.5 times the projected payroll sum established as prior notice.

The values considered are summarized in the table below:

Mar/18
Cost of Shutdown
AmE D	288,611
Ceron	89,447
Eletroacre	78,613
Boa Vista	135,392
Ceal	144,303
Cepisa	325,786

FINANCIAL ASSETS OF THE CONCESSION - ONGOING

The financial asset of the concession was treated as an indemnifiable asset in the liquidation calculation. However, an assumption of a disallowance of 10% of the value of the financial assets was adopted over the course of the position of December 2017. This premise was established assuming that, on average, 5% of these assets are not unitized on the average of the Brazilian distribution companies. As the distribution companies of Eletrobras have a history of performance lower than the others, the double amount of such disallowance was adopted.

The table below shows the values set aside, as well as those considered as indemnifiable.

Mar/18
	Ongoing Financial Asset	Adjustments (10%)	Ongoing Financial Asset, considered indemnifiable
AmE D	580,332	(58,033)	522,299
Ceron	529,750	(52,975)	476,775
Eletroacre	91,280	(9,128)	82,152
Boa Vista	62,152	(6,215)	55,937
Ceal	166,736	(16,674)	150,062
Cepisa	123,249	(12,325)	110,924
Total	1,553,499	(155,350)	1,398,149

CUSTOMERS

For the purposes of the calculation of liquidation, the Customer account already net of Provision for Doubtful Accounts (PCLD) was treated as provision to realize. However, adjustments were made in keeping with the time over which such invoices remained overdue, in addition to the smaller probability of realization of such assets. Accordingly, the following assumptions were adopted for the customer account, with PCLD already discounted:

Not overdue – adjustments were not made since invoices of current receipt of the distribution company were considered, and they still have not become overdue;

Overdue up to 90 days - disallowance of 20%

Overdue for more than 90 days - disallowance of 50%

Debt claims renegotiated – disallowance of 50%.

Below are the customers’ accounts, the value of the adjustments and the value considered as assets to realize for calculating the cost of liquidation:

Mar/18
	Customers	Adjustment	Customers considered To Realize
AmE D	710,235	(121,858)	588,377
Ceron	282,260	(36,360)	245,901
Eletroacre	40,345	(9,416)	30,929
Boa Vista	119,195	(22,188)	97,007
Ceal	724,347	(240,747)	483,600
Cepisa	406,528	(37,672)	368,856
Total	2,282,910	(468,242)	1,814,668

POSSIBLE CONTINGENCIES

In the liabilities of the Eletrobras’ distributors, a 100% provision is accounted for losses classified as probable, as a default procedure. This way, the provisions considered possible and remote are not recorded under liabilities, although they are broken down in the company’s explanatory notes. Thus, the premise adopted in this IT was that 30% of the provisions classified as possible shall be included in the calculation of the liquidation cost, in an attempt to quantify the increase in the legal issues that a liquidation process will bring to the companies.

CONCLUSION

In view of the foregoing in this Technical Information, it may be concluded that, from a strictly economic and financial and accounting viewpoint, the liquidation value of all six distribution companies for the base date of March 31, 2018 is negative at BRL 22,767.1 million, with the liquidation taking place within Eletrobras, as can be seen in the table below. In the last line of the table, the liquidation value ascertained by BNDES is shown for June 30, 2017.

It should be noted that, in the assessment for privatization of Amazonas Energia, performed by BNDES, Amazonas G&T was treated as neutral, i.e., there were neither positive impacts, nor negative impacts on the cash flow and the distribution company’s valuation. Thus, to make these numbers comparable, the same assumption was applied for calculating the cost of liquidation.

The costs of termination of current contracts of the companies, as well as all the costs associated with the liquidation process, where a structure shall have to be maintained by Eletrobras for a long period, were not considered in the aforementioned liquidation value.

Lastly, it should also be noted that the liquidation cost, presented in the table above, may contain inaccuracies and/or distortions, not necessarily representing the actual cost of liquidation of the distribution companies, which can only be determined in a formal process based on defined rules, which are currently unknown and, for this reason, should be taken as an indicative reference for the BNDES’ assessment.

___________________________ Felipe Baptista da Silva – DFP	________________________ Rodrigo Vilella Ruiz - DFC
________________________ Marcos B. F. Pinho – DFPI	________________________ Frederico Pinto Eccard - DDEF
________________________ Marcos José Lopes - DFCC	________________________ Luciana Pereira de Souza - DDEF

Annex 07 – Letter to the Ministry of Mines and Energy

Centrais Elétricas Brasileiras DD Av. Presidente Vargas, 409/13th Floor 20071-003 Rio de Janeiro – RJ Telephone: (21) 2514-6241/6248

CTA-DD-1858/2018

Rio de Janeiro, May 24, 2018.

To Mr.

lldo Wilson Grudtner

Esplanade of the Ministries - Block U - 6th Floor

70065-900 Brasília - DF

Subject: Financial Situation of Eletrobras Distributing Companies under regime of temporary provision of the electric energy distribution service.

Ref.: Letter CTA-DD- 1668/2018, dated 05.09.2018

Mr. Secretary,

I hereby refer to the letter in reference that I forwarded to ANEEL´s Managing Director, with a copy to you, presenting the progress in the operational performance of our distribution companies and highlighting the respective amounts of debts due on 03.31.2018 and those forecast to the end of July.

It is evident that this situation creates a highly difficult prospect for companies to be able to provide an adequate service to the electric energy consumer market in their areas of distribution service delivery in the face of delays in payment to their suppliers, becoming defaulters even with intra-sectoral commitments.

As explained in the presentation at the meeting of the Working Group - SEE Ordinance No. 04/2016, on this date, the progression of cash deterioration of our companies persists, as shown in the chart below, and it should be noted that past due debt implies costs financial penalties and monetary correction, implying a burden on companies and consequently on Eletrobras, even if the last is not providing financial resources to companies.

Summary - Amounts in R$ million
Company	Debt due on 03.31.18	Debt due on 04.30.18	Cash Balance Projection as of 07.31.18 (Previous)	Cash Balance Projection for 07.31.18 (Current)
CEAL (with Bresser Plan)	0.0	47.9	18.1	-46.2
CEPISA	92.1	105.2	-99.3	-134.9
ELETROACRE	33.6 with 31.9 in CCEE	57.7 with 31.9 in CCEE	-17.4	-102.2
CERON	626.4 with 611.1 in CCEE	673.4 with 652.4 in CCEE	-593.2	-769.0
AMAZONAS DIST.	3303.9 with 2388.1 in CIGAS	3613.0 with 2544.5 in CIGAS	-4040.1	-4408.6
BOA VISTA ENERGIA	206.6 with 179.5 in ELN	186.5 in ELN	-234.9	-213.0

It can be noticed that Law No. 12,783/2013, in order to guarantee the continuity of the service provision, in its article 9, provides that the Designated Distribution Company may:

a)    Receive financial resources to ensure the continuity and adequate provision of the public electric energy service;

b)    Apply the ratified results of tariff revisions and adjustments;

c)    Contract and receive resources from CCC, CDE, RGR, under the terms defined by Aneel, wherein:

a.        The obligations acquired by the body or entity in the temporary service provision will be assumed by the new concession holder, in accordance with the bidding notice; and

b.        The Granting Authority may define adequate remuneration to the body or entity due to the activities carried out in the period of the temporary provision of the public electric energy service.

Thus, the adequate remuneration was defined in MME Ordinance No. 388/2016 as "that necessary to ensure the continuity and adequate provision of the Public Electric Energy Distribution Service". This will be transferred to the distributing companies in the form of a loan, including the Global Reversal Reserve Fund, pursuant to Article 11 of this Ordinance:

"Article 11. The adequate remuneration provided for in article 9, paragraph 6, Law No. 12,783, dated January 11, 2013, necessary to ensure the continuity and adequate provision of the Public Electric Energy Distribution Service, it is hereby defined by the following condition:

Operating Cash Generation - Replacement Investments - Debt Interest ≥ 0; wherein:  Operational Cash Generation: Earnings Before Interest, Taxes, Depreciation and Amortization - EBITDA adjusted for non-recurring events;

Replacement Investments: Regulatory Reintegration Quota - QRR; and Interest on Debt: Net Debt x (1.11 x SELIC).

Paragraph 1. The criteria to be used in the calculation of the parameters defined in the heading provisions shall be defined by ANEEL.

Paragraph 2.  If the revenues provided for in  article 9 are insufficient to ensure adequate remuneration, the RESPONSIBLE may receive financial resources, under the terms defined by ANEEL, to ensure the continuity and adequate provision of the Public Electric Energy Distribution Service, including from loans from the Global Reversal Reserve - RGR, in accordance with article 9, paragraphs 3 and 4 of Law 12,783, of 2013.

Paragraph 3. The loan referred to in paragraoh 2 is limited to the availability of RGR resources".

It is observed that the only limiting factor established in Ordinance MME No. 388/2016 is the availability of RGR resources. However, in Normative Resolution No. 748, of November 29, 2016 of Aneel , paragraph 5 of article 6 of the resolution limits the monthly release to the lowest value between the availability of RGR resources, the Adequate Reference Remuneration and the last ratified value of the Adequate Remuneration Realized.

This procedure regulated by ANEEL is the main factor that is generating the deterioration of the financial condition of the distributing companies designated for service provision, evidenced in the table above, which makes it imperative to re-analyze the Adequate Remuneration, since it should ensure the continuity and adequate provision of the Public Electric Energy Distribution Service and without encumbering the shareholder of the designated.

Thus, I request you that the Ministry of Mines and Energy - MME, as the Granting Authority, shall determine to ANEEL to review Normative Resolution No. 748/2016, eliminating, including with retroactive effect, the one defined in paragraph 5 of Article 6 of the resolution, which orders to limit the monthly installments of RGR to the value of the reference remuneration , which was calculated for the 4th quarter of 2016, which, without considering the specific aggravating issues of CERON and AMAZONAS DISTRIBUIDORA, has been the main factor in the deterioration of the financial situation of the our companies.

Allow me to point out that this request is vital to enable the continuity of service delivery by ELETROBRAS's distribution companies, especially considering a possible need to extend the designation due to the delay that has been occurring in the privatization process of the companies conducted by BNDES at the moment.

Yours faithfully,

LUIZ HENRIQUE HAMANN

Director of Distribution

cc.

-         Dr. Wilson Ferreira Júnior - President of ELETROBRAS

-         Dr. Armando Casado de Araújo - Chief Financial and Investor Relations Officer

-         Dr. José Antonio Munlz Lopes - Director of Transmission

-         Dr. Antonio Varejão de Godoy - Director of Generation

-         Dr. Lúcia Casasanta - Director of Compliance

Annex 08 – Official Letter 242/2018 and Letter PR 2015-2018

Official Letter No. 242/2018-DR/ANEEL

On June 13, 2018.

Mr

WILSON FERREIRA JÚNIOR

Chief Executive Officer

Eletrobrás

Rio de Janeiro - RJ

Subject: Response to Letter CTA-PR-2015/2018, which addresses the accounting record of RGR's assets of the Eletrobrás distribution companies.

Dear Mr. Chief Executive Officer,

By means of Official Letter No. 296/2017-DR/ANEEL, dated August 11, 2017, we recommend to the Ministry of Mines and Energy - MME the inclusion, in a Decree and Concession Agreement, of the right to the transfer of the amortization fee of the Global Reversal Reserve - RGR made to the Designated Distributors, according to the designation regime.

2.              Under the terms recommended by ANEEL, art. 6 of Decree No. 9.192, dated November 6, 2017, determines the inclusion of a Clause providing for such fee recognition in the Concession Agreements to be signed at the end of the bidding process. It is therefore an obligation linked to the rebalancing of the concession, which shall be operated regardless of who the new concessionaire is.

3.              There are two alternatives to bidding. The first one incorporates the change of control of the Designated Distributor and the second one addresses the bidding of the concession only, with no change of control of the Designated.

4.              In the first case - bidding with change of control - the competence to conduct the bidding process is that of the Federal Government. ANEEL participated in the process discussing the draft of the concession agreement in Public Hearing No. 94/2016 and, subsequently, by means of the aforementioned Official Letter, recommended the inclusion of amortization of the RGR loans in the Economic Clause, as item of Parcel A. That is, it is necessary to ensure the right to receive the fees required to amortize the loans. The publication of the Public Notice by the Federal Government, which shall include, among its annexes, the draft of the Concession Agreement, shall give concrete elements to the recognition of this regulatory asset.

Fl 02 of Official Letter No. 242/2018-DR/ANEEL, dated 06/13/2018.

5.              In the second case - bidding for the concession only - ANEEL has the competence to conduct the process. However, ANEEL is only authorized to formalize the opening of the process in three cases not yet materialized, namely: the Government's decision not to follow the first alternative; Eletrobrás not making the corporate moves determined by the CPPI and frustrated bidding. In this sense, for the moment, what can be affirmed is the conceptual clarity that the liabilities before the RGR shall be transferred to the new concessionaire who shall have, in its Concession Agreement, the transfer of fees required for the amortization of thereof assured. In addition to the determination contained in the Decree, such clarity is due to the fact that the argument used to include this liability as a sector charge in the first case also applies to the second case, that is, it is a "burden" associated with the designation period, the fee recognition of which is required to rebalance the concession and allow the bidding process to be completed.

6.              Although they have different implications, in both cases the fee recognition of the funds required for the amortization of RGR loans is assured. That is, the regulatory asset (fee transfer) is assured to the holder of the liability (debts with the RGR fund) that shall be assumed by the concessionaire, be it the Designated Distributor itself (case 1) or any other company (case 2). Therefore, under no circumstance shall the Designated Distributor hold the liability without having a corresponding asset.

Respectfully,

ROMEU DONIZETE RUFINO

General Director

Centrais Elétricas Brasileiras DD Av. Presidente Vargas, 409/13th Floor 20071-003 Rio de Janeiro – RJ Telephone: (21) 2514-6241/6248

CTA-PR-2015/2018

Rio de Janeiro, June 8, 2018.

Mr.

Romeu Donizete Rufino

Director-General

National Electric Energy Agency - ANEEL

SGAN, Quadra 603, Módulo “I”, 2o andar

70830-030 - Brasília - DF

Subject:      Accounting Record of RGR Asset of Eletrobras’ Distribution Companies.

Mr. Executive Secretary,

Eletrobras Distribution Companies held concessions for exploitation of public electricity distribution services, under the terms of their Concession Agreements.

However, on July 22, 2016, Eletrobras’ 165th Extraordinary General Meeting (EGM), resolved not to extend the Concessions for Public Electric Energy Distribution Service awarded to Eletrobras Distribution Companies, that cease to be concessionaires to become temporary service providers of designated electric energy distribution.

The Ministry of Mines and Energy (MME) defined the terms and conditions for Provision of Temporary Public Service by a Government body or entity.

Thus, as long as there is no transfer of corporate control, the Distribution Companies will act as service providers and have since then been complementing their sources of funds with remuneration from RGR loans.

Considering that the loan (RGR) is intended to ensure the economic and financial balance of the service provider we take into account the fact that:

•   The loan received has the characteristics of a sector asset, considering that the next concessionaire will be responsible for the designation’s RGR (see Law No. 12.783/13- Article 9 and Normative Resolution No. 748/2016) and must take into consideration the tariff offered in the auction;

•       The Distribution Company will be entitled to tariff recognition of a percentage of the outstanding balance of loans payable, raised prior to the date of publication of the Auction Notice (to be defined in the process);

•   The Distribution Company will be entitled to full tariff recognition of the outstanding balance of loans payable, raised prior to the date of publication of the Auction Notice.

In this sense, it is clear that the RGR loan contracted in the designation period will be reimbursed to the RGR fund through the tariffs charged to consumers, hence it is a regulatory right.

Analysis of Accounting Record

However, there is a gap to be filled for the accounting record. At the moment, despite the receipt of funds from the RGR, it is impossible to make the accounting record of the equivalent asset due to asset configuration as a regulatory, which in the accounting technique is configured as a contingent.

The normative text that defines the regulatory asset and concludes it as a contingent asset is provided below:

The Accounting Record:

Dependence on uncertain future events not wholly within the control of the entity qualified the asset or liability as regulatory asset or liability and therefore contingent, as defined in item 10 of CPC 25:

“Contingent asset is a possible asset that results from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity”.

Contingent liability is:

(a) a possible obligation that results from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; and

(b) a present obligation that results from past events but is not recognized because:

(i)    it is unlikely that an outflow of funds embodying economic benefits will be required to settle the obligation; or

(ii)   the obligation amount cannot be measured with sufficient reliability.”

In the past, in order to pacify the understanding and possibility of recording the regulatory right of Energy Distribution Companies, it was necessary to amend the concession agreements, ending doubts regarding the realization on these assets and defining the unconditional right to receive cash.

The Accounting Pronouncements Committee (CPC) approach in which it was concluded that the contractual amendment made it possible for the Distribution Companies to record the regulatory asset as a financial asset.

The initial approach of this pronouncement brings the following premise:

“IN3. As established in concession and permission agreements executed by and between the distribution concessionaires and the Granting Authority, ANEEL’s definition of electric energy tariffs should consider a revenue capable of guaranteeing the economic and financial balance of the concession, as defined by law. Accordingly, the tariffs that concessionaires and licensees are authorized to charge from consumers are reviewed by ANEEL: (i) annually, according to the anniversary date of the concession agreement, for tariff readjustment purposes; and (ii) every four years, on average, for re-composition of part of Installment B and adjustment of Installment A of certain tariff components, such as, for instance, variation in cost of purchased energy and return on the invested infrastructure.

Based on this, the accounting rule interprets that:

“IN 12. Likewise, the amendment to concession agreements clearly and objectively identifies the Granting Authority as the counterparty responsible for the settlement or financial realization of the assets and/or liabilities arising from differences in Installment A and other financial components, and that they will be included in the indemnification base provided for in the event of extinction, for any reason, of the concession or public permission. The amendment of agreements would have, in summary, the following principle:

In the event of termination of the concession, in addition to the indemnification amounts arising from investments not amortized or depreciated during the course of the concession, the remaining balances calculated from Installment A and other financial components that have not been recovered through the tariff cycle(s) will also be subject to indemnification by the Granting Authority; this hypothesis applies to any form of termination of concession, such as the advent of the contractual term, bankruptcy, expropriation, expiration, termination or annulment of the agreement. In the event of extinction with the remaining balance constituting a refund obligation, this amount will be offset by said indemnities.

IN13. After analyzing this situation and considering, mainly, the amendment to concession agreements signed with Brazilian electric energy concessionaires and licensees that changed tariff revision procedures, and taking into account that, as a result of such amendment, the concessionaires that adhere to this change will have unconditional right (or obligation) to receive (or deliver) cash or other financial instrument to a clearly defined counterparty, this Committee understands that there is no longer any significant uncertainty that would prevent the recognition of assets and liabilities arising from the definition of the electricity distribution tariff in the general purpose accounting and financial reports of these entities. Accordingly, considering the fundamental characteristics of the relevance of the information, the need for its reliable representation and all the attributes of the accounting information provided in the Conceptual Framework for Preparation and Disclosure of Financial and Accounting Report, this CPC decided to issue these Guidelines in order to ensure the registration and disclosure of relevant information that assist users in their decision-making processes in accounting statements.

In view of the impossibility of recording the sector asset of the service provision designation period, Eletrobras is penalized, resulting in heavy losses.

The non accounting neutrality of RGR’s record derives from the lack of regulations by the Granting Authority to allow registration of the corresponding Asset referring to RGR funds.

Therefore, we request that the economic and financial balance of the service delivery period be observed from an accounting perspective.

To do this, there must be elements in which the possibility of active contingency is removed.

These elements must be:

•   Act issued by the granting authority, based on article 9, paragraph 5 of Law No. 12,783/2013, within the scope of the Act of Designation for provision of public service, regulating such right, as well as the conditions and terms for its realization; and

•   Act recognizing that the recognized right will apply in any form, even in case of interruption of the designation of public service provision, whether by term, advent of contractual term, bankruptcy, expropriation, expiration or liquidation.

•   Act recognizing that in the event of liquidation of the current service provider, the assets and liabilities arising from the designation period (RGR Loans and Charges and RGR Regulatory Assets) will be entirely transferred to a new concessionaire;

•   Express consignment of this right in the the services agreement (term).

Sincerely,

Wilson Ferreira Junior

Chief Executive Officer

Annex 09 - Information about the candidates for member of the Board of Directors

Name	Date of Birth	Managing Department:	Election Date	Term of Office
CPF (Brazilian Individual Taxpayers’ Registry)	Occupation	Elective Position Held:	Installation Date	Elected by the Controlling Shareholder?
Independent Member?	Number of Consecutive Offices:	Other Positions and Job Titles took up in the Issuer:

If the Candidate held the position of member of the Board of Directors or Fiscal Council, please state the percentage of participation in meetings held by the Department during the last year, which happened after taking office.

PROFESSIONAL EXPERIENTE/STATEMENTS ABOUT JUDGMENTS OF CONVICTION/INDEPENDENCE CRITERIA.
Walter Baere de Araújo Filho	02/04/1982	BOARD OF DIRECTORS	07/05/2018	Until the AGO to be held in 2019.
055.860.817-50	Lawyer	ACTIVE MEMBER OF THE BOARD OF DIRECTORS	-	YES
Not applicable.	0	He/she does not hold positions in Eletrobras.
Not applicable

Mr. WALTER BAERE DE ARAÚJO FILHO is a Federal Attorney, currently holding up the position of Deputy Executive Secretary in the Ministry of Planning, Budget and Management. Bachelor of Laws from the Pontifical Catholic University of Rio de Janeiro, PUC-Rio, in 2003, and a PhD Student of Public Law at the University of Coimbra - Portugal. He worked as a Counsel at the Counsel Office of this Ministry, and performed activities in the position of Special Advisor of the State Minister of Mines and Energy. He worked as one of the Coordinators in the preparation of Bills for exploration and exploitation of oil & natural gas in the Pre-salt Layer, and responsible for writing the Draft for the Mining Department. Bachelor of Laws from PUC/RJ and holder of a Graduate Degree in Counsel from UERJ, in Administrative Law from Universidade Cândido Mendes and in Tax Law from the Brazilian Institute of Tax Studies, IBET.

Eletrobras is not aware that Mr. Walter Baere de Araújo Filho has not been subject, within the last 5 (five) years of: a) any criminal conviction, even if not final; b) any conviction in an administrative proceeding of the CVM; and c) any final and unappeallable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for the practice of any professional or commercial activity.

Mr. Walter Baere de Araújo Filho is considered to be a politically exposed person, according to the terms of CVM Instruction 301.

Mr. Walter Baere de Araújo Filho did not run for elective offices in the Executive and/or Legislative branches in the last accounting year

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. managers of the issuer; b. (i) managers of the issuer and (ii) managers of the direct or indirect controlled companies of the issuer; c. (i) managers of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) managers of the issuer and (ii) managers of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s managers, and, with the managers or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las accounting years, between managers of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s managers, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

CAAS Av. Presidente Vargas, 409 -11° 22210-030 Rio de Janeiro – RJ Phone #: (21) 2514-5641 Excerpt of the Minutes of the 13th Management, People and Eligibility Committee

CERTIFICATE

EXCERPT OF THE MINUTES OF THE THIRTEENTH MEETING OF THE MANAGEMENT, PEOPLE AND ELIGIBILITY COMMITTEE OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. -

ELETROBRAS

NIRE (Corporate Registration Identification Number)/CNPJ (Brazilian Registration of Legal Entities) no. 00001180/0001-26

It is hereby certified, for the due purposes, that, on April 19, 2018, Eletrobras’ Management, People and Eligibility Committee was called, in a special basis, to state, by electronic means, until the April 26, 2018, its position on the agenda. The following members stated their considerations and cast their votes: VICENTE FALCONI CAMPOS (coordinator) and CARLOS EDUARDO RODRIGUES PEREIRA.

5. OPINION ON ELIGIBILITY:

5.1. The members of the Management, People and Eligibility Committee, in the use of their legal duties, and in accordance with Articles 14 and 64, Paragraph 1, of Decree No. 8945/16, and Official Letter No. 842/16-MP, cast their votes based on the documentation submitted, having unanimously decided, exclusively from the point of view of the legal requirements for investiture, for the eligibility of the appointments below, provided that the condition set out in Item 5.2 is met:

a.         ELETRONORTE - appointment of Carleuza Francisca de Lima for the position of Officer of Benefits and Health of Caixa de Assistência do Setor Elétrico, E-VIDA. RES-251, dated April 16, 2018.

b.         ELETROBRAS - appointments for SPE Norte Energia S/A: Board of Directors: Antonio Varejão de Godoy and Hailton Madureira de Almeida; and deputies: Jonatan Ross, and Celson Knijnik. RES-252, dated April 16, 2018.

c.         FURNAS - appointment of the following representatives in SPE’s: (i) Cláudia de Barros Cotia for active Director at Brasil Ventos Energia S.A., at Itaguaçu da Bahia Energias Renováveis S.A. and at Enerpeixe S.A.; (ii) Luiz Laércio Simões Machado for Active Director at Serra do Facão Energia S.A.; and (iii) Jessé Pinto Ribeiro for Officer at Enerpeixe S.A. RES-224, dated April 9, 2018.

d.         ELETROBRAS - appointment of Jonatan Ross as deputy at the Board of Directors of Companhia Estadual de Geração e Transmissão de Energia - CEEE-GT. RES-225 dated April 9, 2018.

e.         ELETRONORTE - appointment of Vilmos da Silva Grunvald for the position of Board of Director member of SPE Norte Energia S.A. RES-226, dated April 4, 2018.

f.          ELETRONORTE - appointment of Antonio Maria Amorim Barra and Roberto Parucker

for the positions of Board of Directors members of SPE Amazônia Eletronorte Transmissora Energia S/A - AETE. RES-227, dated April 9, 2018.

g.         ELETRONORTE - appointment of Roberto Parucker for the position of Board of Director memeber of Transnorte Energia S/A - TNE. RES-228, dated April 9, 2018.

h.         ELETRONORTE - appointment of Ricardo Gonçalves Rios for Board of Director of Amapari Energia S.A. and for deputy at the Board of Directors of Energética Águas da Pedra S.A. - EAPSA. RES-229, dated April 9, 2018.

i.          ELETRONORTE - appointment of members and deputies at the Boards of Directors of the following SPE’s: Antonio Maria Amorim Barra (active) at EAPSA-Energétíca Águas da Pedra S.A.; Paulo Veloso de Almeida (active) at INTESA-Integração Transmissão de Energia S.A.; José Henrique Machado Fernandes (active) at MTE-Manaus Transmissora de Energia S.A.; Willamy Moreira Frota and Wilson Fernandes de Paula at NBTE-Norte Brasil Transmissora Energia S.A.; Astrogildo Fraguglia Quental (active) at Companhia Energética SINOP S/A., at Brasventos Eolo Geradora de Energia- RV1, at Brasventos Miassaba 3 Geradora de Energia, at Brasventos Rei dos Ventos 3 Geradora de Energia S.A. and at Amapari Energia S/A; Tulio Neiva Rizzo (active) and José Orlando Cintra (deputy) at Brasnorte Transmissora de Energia S.A. RES-230, on April 9, 2018.

j.          MPOG - appointment of Walter Baere de Araújo Filho for Board of Director at Eletrobras Holding.

k.         ELETROBRAS - appointment of Sérgio Tadeu Nabas for the position of active Director of Centrais Elétricas de Santa Catarina S/A - CELESC. RES-273, dated April 23, 2018.

5.2 The Management, People and Eligibility Committee also unanimously decided, on a special basis, in light of the justifications produced by the Governance Department, to condition the effectiveness of the eligibility of the appointments under Item 5.1 above to the proof of fulfillment of the requirement of prior approval by the Office of the President’s Chief of Staff, which is address under Article 22, II, of Decree No. 8945/16.

5.3 The Management, People and Eligibility Committee further ordered that the Governance Department follows, in connection with the processing of the next appointments, the recommendation made by the Office of Coordination and Governance of State-owned Companies - SEST, which established that the name of the candidate should only be referred for appraisal of the Management, People and Eligibility Committee after its prior approval by the Office of the President’s Chief of Staff (sheet 11 of the section “PERGUNTAS E RESPOSTAS (Questions and Answers) - Law No. 13303/2016 and Decree No. 8945/2016 - State-owned Companies Responsibility Act").

Without further issued on the subject, the Committee members adjourned the business on the eligibility of this meeting, ordering that this certificate be drawn up. and, after read and approved, it was signed by me, Mr. BRUNO KLAPPER LOPES, Governance Secretary, who has drawn it up. The other deliberations that took place at this meeting were omitted in this certificate, since they refer to interests which are merely internal to the Company, which is a legitimate cautionary measure, supported by the duty of secrecy of the Management, according to the head provision under Article 155 of Law No. 6404 (Corporations Act), thus being out of the scope of the rule set out under Paragraph 1 of Article 142 of said Act and Article 10 of Law No. 13303/2016.

Rio de Janeiro, April 26, 2018.

BRUNO KLAPPER LOPES

Governance Secretary

Annex 10 - Information about the candidates for Members of the Company’s Fiscal Council

Name	Date of Birth	Managing Department:	Election Date	Term of Office
CPF (Brazilian Individual Taxpayers’ Registry)	Occupation	Elective Position Held:	Installation Date	Elected by the Controlling Shareholder?
Independent Member?	Number of Consecutive Offices:	Other Positions and Job Titles took up in the Issuer:

If the Candidate held the position of member of the Board of Directors or Fiscal Council, please state the percentage of participation in meetings held by the Department during the last year, which happened after taking office.

PROFESSIONAL EXPERIENTE/STATEMENTS ABOUT JUDGMENTS OF CONVICTION/INDEPENDENCE CRITERIA.
Eduardo Coutinho Guerra	11/12/1966	FISCAL COUNCIL	07/05/2018	Until the AGO to be held in 2019.
276.000.681-68	International Relations	ACTIVE MEMBER OF THE FISCAL COUNCIL	-	YES
Not applicable.	0	He/she does not hold positions in Eletrobras.
Not applicable

Mr. Eduardo Coutinho Guerra graduated in International Relations in 1988, at University of Brasília, and works in the position of  Manager of Strategic Planning of the General Coordination of Shareholding Interests of the Brazilian Treasury Office, Ministry of Finance, since 2017. Over the period from January 2010 to April 2015, he performed the assignment of General Deputy Coordinator of the Financial Intelligence Department of the Council of Control of Financial Activities. He also worked, in 2015, as Advisor of the Executive Secretary of the Ministry of Finance. He holds a Bachelor of Arts in International Relations, from University of Brasília, Graduate Degree in Public Management by the Swedish Institute of Public Management, Stockholm – Sweden, and, furthermore, a Graduate Degree in Finances and Capital Market at Fundação Getúlio Vargas.

Eletrobras is not aware that Mr. Eduardo Coutinho Guerra has not been subject, within the last 5 (five) years of: a) any criminal conviction, even if not final; b) any conviction in an administrative proceeding of the CVM; and c) any final and unappeallable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for the practice of any professional or commercial activity.

Mr. Eduardo Coutinho Guerra is not considered a politically exposed person under the terms of CVM Instruction 301.

Mr. Eduardo Coutinho Guerra did not run for elective offices in the Executive and/or Legislative branches in the last accounting year

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. managers of the issuer; b. (i) managers of the issuer and (ii) managers of the direct or indirect controlled companies of the issuer; c. (i) managers of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) managers of the issuer and (ii) managers of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s managers, and, with the managers or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las accounting years, between managers of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s managers, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

CAAS Av. Presidente Vargas, 409 -11° 22210-030 Rio de Janeiro – RJ Phone #: (21) 2514-5641 Excerpt of the Minutes of the 13th Management, People and Eligibility Committee

CERTIFICATE

EXCERPT OF THE MINUTES OF THE 14TH MEETING OF THE MANAGEMENT, PEOPLE AND ELIGIBILITY COMMITTEE OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Corporate Registration Identification Number)/CNPJ (Brazilian Registration of Legal Entities) no. 00001180/0001-26

It is hereby certified, for the due purposes, that, on May 10, 2018, Eletrobras’ Management, People and Eligibility Committee was called, in a special basis, to state, by electronic means, until the May 17, year 2018, its position on the agenda. The following members stated their considerations and cast their votes: VICENTE FALCONI CAMPOS (coordinator) and CARLOS EDUARDO RODRIGUES PEREIRA.

5. OPINION ON ELIGIBILITY:

5.1. The members of the Management, People and Eligibility Committee, in the use of their legal duties, and in accordance with Articles 14 and 64, Paragraph 1, of Decree No. 8945/16, and Official Letter No. 842/16-MP, cast their votes based on the documentation submitted, having unanimously decided, exclusively from the point of view of the legal requirements for investiture, for the eligibility of the appointments below:

a.      ELETROBRAS - appointment of Mário Antônio Ceccato for the position of Chief Financial Officer of ITAIPU Binacional. RES-349, dated May 14, 2018.

b.      MINISTRY OF FINANCE - appointment of Eduardo Coutinho Guerra for active Fiscal Council memeber of Eletrobras Holding.

c.       MINISTRY OF PLANNING - appointment of Otto Luiz Burlier da Silveira Filho for the position of Member of the Board of Directors of Eletrobras Distribuição Roraima - Boa Vista. RES-348, dated May 14, 2018.

d.      MINISTRY OF FINANCE - appointment of Bruno Ramos Mangualde e Daniel Mário Alves de Paula for member and deputy, respectively, at the Fiscal Council of Furnas. RES-351 dated May 14, 2018.

e.      MINISTRY OF FINANCE - appointment of Henrique Alves Santos e Rodrigo Sampaio Marques for member and deputy, respectively, at the Fiscal Council of Eletrosul. RES-350, dated May 14, 2018.

Without further issued on the subject, the Committee members adjourned the business on the eligibility of this meeting, ordering that this certificate be drawn up. and, after read and approved, it was signed by me, Mr. BRUNO KLAPPER LOPES, Governance Secretary, who has drawn it up. The other deliberations that took place at this meeting were omitted in this certificate, since they refer to interests which are merely internal to the Company, which is a legitimate cautionary measure, supported by the duty of secrecy of the Management, according to the head provision under Article 155 of Law No. 6404 (Corporations Act), thus being out of the scope of the rule set out under Paragraph 1 of Article 142 of said Act and Article 10 of Law No. 13303/2016.

Rio de Janeiro, May 21, 2018.

BRUNO KLAPPER LOPES Governance Secretary

Name	Date of Birth	Managing Department:	Election Date	Term of Office
CPF (Brazilian Individual Taxpayers’ Registry)	Occupation	Elective Position Held:	Installation Date	Elected by the Controlling Shareholder?
Independent Member?	Number of Consecutive Offices:	Other Positions and Job Titles took up in the Issuer:

If the Candidate held the position of member of the Board of Directors or Fiscal Council, please state the percentage of participation in meetings held by the Department during the last year, which happened after taking office.

PROFESSIONAL EXPERIENTE/STATEMENTS ABOUT JUDGMENTS OF CONVICTION/INDEPENDENCE CRITERIA.
Márcio Leão Coelho	07/17/1968	Fiscal Council	07/05/2018	Until the AGO to be held in 2019.
398.773.881-20	Lawyer and Statician	Active Member of the Fiscal Council	-	Yes
No.	0	He/she does not hold positions in Eletrobras.
Not applicable.

Mr. Márcio Leão Coelho works in the position of General Coordinator of the Financial Program of the National Treasury Office, Ministry of Finance, since 2016. He worked as Officer of Information Technology and Communication Technology, from February to May 2016, at the Information Technology Policy Office of the Ministry of Science and Technology.

He worked in the position of Chief of Staff in the National Treasury Office, frim 2005 to September 2007. Bachelor of Laws from Centro Universitário de Brasília and BA in Statistics, at UNB.

He works as a representative of the Ministry of Finance at the Administration Board of FINAME/BNDES, since July 2011. He was the representative of the National Treasury of the Fiscal Council of Companhia Docas do RJ – CDRJ (from April 2011 to July 2011); representative of the National Treasury in the Fiscal Council of IRB – Brasil Resseguros (de 2005/2011); representative of the Ministry of Finance of the Board of Directors of IMBEL (2005/2008), and representative of the National Treasury in the Fiscal Council of CEASA-MG (2001/2003).

Eletrobras is not aware of the participation of Mr. Márcio Leão Coelho  in publicly held corporations and entities of the third sector.

Eletrobras is not aware that Mr. Márcio Leão Coelho  has been subject, over the last five years, to any judgment of conviction (i) of criminal nature, (ii) under an administrative proceeding of CVM, or (iii) which was a final, unappeallable judicial or administrative decision that suspended or disqualified him from the practice of any professional or commercial activity.

Thus, he is not considered a Politically Exposed Person, as defined under CVM Instruction 301. Mr. Márcio Leão Coelho did not run for elective offices in the Executive and/or Legislative branches in the last accounting year.

12.9 – Existence of marriage relationship, cohabitation or relative relationship up to the 2nd degree between: a. managers of the issuer; b. (i) managers of the issuer and (ii) managers of the direct or indirect controlled companies of the issuer; c. (i) managers of the issuer or its direct or indirect controlled companies (ii) direct or indirect controlling companies of the issuer; and d.(i) managers of the issuer and (ii) managers of the direct and indirect controlling companies of the issuer

There are no relationships of marriage, cohabitation or relatives up to the second degree of the appointed candidate with the Company’s managers, and, with the managers or controlling companies of the controlled or controlling companies, whether directly or indirectly, of the Company.

12.10 – Relations of subordination, service provision or control kept, over the 3 las accounting years, between managers of the issuer and: a. the company controlled directly or indirectly by the issuer, except for those in which the issuer directly or indirectly holds the total of the capital stock; b. direct or indirect controller of the issuer; c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled company, or controlling or controlled companies of any of these persons.

There are no relations of subordination, service provision or control between the appointed candidate and the Company’s managers, and, the direct or indirect controlled companies and/or controlling shareholder, or supply/provision of relevant services, or yet debts and/or credits between the appointed candidate and the Company, its direct or indirect controlled or controlling companies.

Minutes of the Fifth Meeting

of the Transitional Internal Eligibility Committee - CITE

1.            DATE, TIME AND VENUE: on March 27, 2017, at 9 a.m., at the Company’s Headquarter, at Avenida Presidente Vargas, 409, Centro, Rio de Janeiro - RJ.

2.            CALL NOTICE: 22.03.2017.

3.            ATTENDEES: The Directors WILSON FERREIRA JR, VICENTE FALCONI CAMPOS and MOZART DE SIQUEIRA CAMPOS ARAÚJO attended the meeting.

I.             The Internal Transitional Eligibility Committee (CITE) met in accordance with the terms of Official Letter No. 165/2017/PGFN/CAS dated January 18, 2017, which establishes the need to previously submit to the committee the names appointed by the Ministries to take up the Board of Directors and Fiscal Committee (Article 21 to Article 23 of Decree No. 8945, dated December 27, 2016), because, without (express or implied) statement by said committee, the Attorney General of the National Treasury (PGFN) shall not be able to elect the nominees at the Annual Shareholders' Meeting, to be held on April 28, 2017. In the event, it also cast the votes based on the documentation submitted, having unanimously  deliberated for the approval of the following appointments:

Eletrobras Holding

1.            Eletrobras Holding - Appointment of Mr. JOSÉ WANDERLEY UCHÔA BARRETO for the position of Fiscal Council member.

2.            Eletrobras Holding - Appointment of Mr. DARIO SPEGIORIN SILVEIRA for the position of deputy Fiscal Council member.

3.            Eletrobras Holding - Appointment of Mrs. AGNES MARIA DE ARAGÃO DA COSTA for the position of Fiscal Council member.

4.            Eletrobras Holding - Appointment of Mr. ANDRÉ KRAUSS QUEIROZ for the position of deputy Fiscal Council member.

5             Eletrobras Holding - Appointment of Mr. WILSON PINTO FERREIRA JR. for the position of member of Board of Directors.

6.            Eletrobras Holding - Appointment of Mrs. ELENA LANDAU for the position of member of the Board of Directors.

7.            Eletrobras Holding - Appointment of Mr. VICENTE FALCONI CAMPOS for the position of member of the Board of Directors.

8.            Eletrobras Holding - Appointment of Mr. ARIOSTO ANTUNES CULAU for the position of member of the Board of Directors.

9.            Eletrobras Holding - Appointment of Mr. EDVALDO LUÍS RISSO for the position of member of the Board of Directors.

10.          Eletrobras Holding - Appointment of Mr. ESTEVES PEDRO COLNAGO JR. for the position of member of the Board of Directors.

11.          Eletrobras Holding - Appointment of Mr. LUIS FELIPE VITAL NUNES PEREIRA for the position of Fiscal Council member.

12.          Eletrobras Holding - Appointment of Mr. MÁRCIO LEÃO COELHO for the position of deputy Fiscal Council member.

13.          Eletrobras Holding - Appointment of Mr. JOSÉ GUIMARÃES MONFORTE for the position of member of Board of Director (independent member).

II.            The Internal Transitional Eligibility Committee (CITE) met in accordance with Articles 14 and 64 of Decree No. 8945/16 and Official Letter 842/16-MP, and cast votes based on the documentation submitted, having unanimously deliberated for the approval of the appointments below:

Subsidiaries, Affiliates and Specific Purpose Entities (SPE’s)

1.            Eletrobras Eletronorte - Appointment of Mr. VILMOS DA SILVA GRUNVALD for the Board of Directors and Presidency. RES-155, dated March 14, 2017.

2.            Eletrobras Eletrosul. SPE’s Chuí Holding S.A., Livramento Holding S.A. and Santa Vitória do Palmar Holding S.A. Appointment of ANA CAROLINA DE MENEZES GRÕHS to be part in the Board of Directors. RES-160, dated March 14, 2017.

3.            ED. Rondônia - Appointment of Mr. AHSLEY QUEIROZ COSTA for the position of Chief Financial and Commercial Officer. RES-175, dated March 20, 2017.

Candidates for Employee Representatives

3.            ED. Rondônia - Appointment of Mr. José Carlos Carregaro to be candidate for the position of Employee Representative at the Board of Directors.

4.            ED. Piauí - Appointment of Mr. Gregório Adilson Paranaguá da Paz as candidate for the position of Employee Representative at the Board of Directors.

5.            ED. Acre - Appointment of Mr. Richard Lauriano Ferreira da Silva as candidate for the position of Employee Representative at the Board of Directors.

III.          The Internal Transitional Eligibility Committee (CITE) met in accordance with Articles 14 and 64, Paragraph 1 of Decree No. 8945/16 and Official Letter 842/16-MP, and cast votes based on the documentation submitted, having unanimously deliberated for the disapproval of the following appointments:

1.            Furnas Centrais Elétricas S/A. - Appointment of Mr. Leonardo dos Santos Pessoa for the position of Employee Representative at the Board of Directors. The candidate, in order to comply with the mandatory professional experience requirement for managers of state-owned companies, has applied the provisions under letter e) of Article 28 of Decree 8945/2016, that is, "04 years as a self-employed professional engaged in the field of business of the state-owned company," without documentary evidence of the experience of four years acting as a self-employed professional outside the state-owned company. According to the opinion of the Legal Counsel of Eletrobras- DJJ, it is argued that, according to the understanding expressed by Fernão Justen de Oliveira: (Legal statute of state-owned companies: Law No. 13303/2016/Marçal Justen Filho, organizer. - São Paulo: Editora Revista dos Tribunais, 2016. Pg. 156), letter e) of Article 28 of Decree No. 8945/2016 refers to an alternative requirement of self-employed experience with no employment relationship in the state-owned company. He concludes that the state-owned company’s employees should meet professional qualification requirements to be appointed as manager, as established in Paragraph 5 of Article 17 of Law No. 13303/2016. From this point of view, the candidate Leonardo dos Santos Pessoa does not meet the necessary requirements for not having 10 years working for Furnas, besides the fact that the condition of self-employed for 4 years is an alternative requirement of professional experience for candidates without employment relationship in the state-owned company. Thus, CITE is in favor of not approving the candidate.

2.            ED. Piauí - Appointment of Roberto Ribeiro dos Santos as candidate for the position of Employee Representative on the Board of Directors. The candidate did not produce evidence, as established in Article 28, Item II of Decree No. 8945/16, for have special knowledge compatible with the position for which it was appointed. Thus, CITE is in favor of not approving the candidate.

WILSON FERREIRA JR.	VICENTE FALCONI CAMPOS
Director	Director

MOZART DE SIQUEIRA CAMPOS ARAUJO
Director

Annex 11 – Opinion of the Legal Superintendence

MEMORANDUM	Date: 06/15/2018 PRJE -0024/2018

From:              André de Avellar Torres

                    Fernanda Maria Vieira Lima Schuery Soares

To:                   Maurício Carvalho Mazzini

Subject:         Call Notice of the 171st Extraordinary General Meeting – Extension of the Deadline for Privatization of Eletrobras’ Distribution Companies

Reference:   DFR Memorandum No. 814/2018. INT No. 1827/2018.

                   EMP No. 0530/2018

Reference is made to the Department of Market Relations and Compulsory Loan - DFRM, by means of said Memorandum, with respect to a business referred to in the call of the 171st Extraordinary General Meeting of Eletrobras ("EGM") to resolve on the extension of the term for the sale of the controlling interest of the Distribution Companies under the control of Eletrobras, namely, Amazonas Energia, Boa Vista Energia, Ceal, Cepisa, Ceron and Eletroacre (“DISTRIBUTION COMPANIES") in a privatization auction scheduled for July 26, 2018, in such a way that Eletrobras has the necessary time to promote the acts of transfer of the controlling interest of DISTRIBUTION COMPANIES until December 31, 2018, taking into account the decision of the 170th EGM to approve the privatization model provided for under Resolution 20/2017 of CPPI, as amended from time to time.

Furthermore, the EGM in question aims at electing the active member of the Company’s Board of Directors, in supplementing of office, as well as electing an active member and its respective deputy for the Fiscal Council of the Company.

The agenda of the said EGM includes:

“1- To approve the rectification of item 1 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia de Eletricidade do Acre (hereinafter referred to as "Eletroacre") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 421/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified at the time of the holding of the 171st Extraordinary General Meeting, the occurrence of the following events until the date of the auction: (i) that the Granting Authority ensures that the necessary resources to operate, maintain and make investments related to the rendering of the public service of the respective distribution company are provided by tariff and/or by the Federal Government and/or Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III, of Decree 9,192/2017 was rejected;

2- To approve the rectification of item 4 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Centrais Elétricas de Rondônia S.A (hereinafter referred to as "Ceron") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 422/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified at the time of the holding of the 171st Extraordinary General Meeting, the occurrence of the following events until the date of the auction: (i) that the Granting Authority ensures that the necessary resources to operate, maintain and make investments related to the rendering of the public service of the respective distribution company are provided by tariff and/or by the Federal Government and/or Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III, of Decree 9,192/2017 was rejected;

3- To approve the rectification of item 7 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Boa Vista Energia S.A (hereinafter referred to as "Boa Vista Energia") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 425/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified at the time of the holding of the 171st Extraordinary General Meeting, the occurrence of the following events until the date of the auction: (i) that the Granting Authority ensures that the necessary resources to operate, maintain and make investments related to the rendering of the public service of the respective distribution company are provided by tariff and/or by the Federal Government and/or Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III, of Decree 9,192/2017 was rejected;

4- To approve the rectification of item 10 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Amazonas Distribuidora de Energia S.A. (hereinafter referred to as "Amazonas Energia") occurs until December 31, 2018, pursuant to CPPI Resolutions 20/2017, amended by Resolutions 28, 29 and 36 in compliance with Ordinance MME 420/2016 amended by Ordinance MME 246/2018, provided that, cumulatively, it is verified at the time of the holding of the 171st Extraordinary General Meeting, the occurrence of the following events until the date of the auction: (i) that the Granting Authority ensures that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or by the Federal Government and/or by the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis set forth in article 5, item III, of Decree 9,192/2017 was rejected, (iii) that there was recognition by law, regulatory act or administrative or regulatory procedure, of full reimbursement by CDE/CCC of costs related to gas supply contract no. OC-1902/2006 and additives, in order to guarantee its non-onerosity, according to Law No. 12,111/2009;

5- To approve the rectification of item 13 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia Energética do Piauí (hereinafter referred to as "Cepisa") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 423/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified at the time of the holding of the 171st Extraordinary General Meeting, the occurrence of the following events until the date of the auction: (i) that the Granting Authority ensures that the necessary resources to operate, maintain and make investments related to the rendering of the public service of the respective distribution company are provided by tariff and/or by the Federal Government and/or Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III, of Decree 9,192/2017 was rejected;

6- To approve the rectification of item 15 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia Energética de Alagoas (hereinafter referred to as "Ceal") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 424/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified at the time of the holding of the 171st Extraordinary General Meeting, the occurrence of the following events until the date of the auction: (i) that the Granting Authority ensures that the necessary resources to operate, maintain and make investments related to the rendering of the public service of the respective distribution company are provided by tariff and/or by the Federal Government and/or Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III, of Decree 9,192/2017 was rejected;

7– To approve, if items 1, 2, 3, 4, 5 or 6 are not deliberated or disapproved or in case of non-compliance with any of the conditions listed in items 1 to 6, the beginning of the dissolution and liquidation of the respective distribution company (object of the referenced items);

8 – To elect 01 (one) effective member to the Board of Directors of the Company, to fulfill the remainder of the term of Mr. Esteves Pedro Colnago Júnior, a former member appointed by the Minister of State for Planning, Development and Management, who resigned;

9 – To elect 01 (one) effective member and its respective deputy to the Company's Fiscal Council, pursuant to article 50, I of the Company's Bylaws.

With respect to the history of the matter, and their technical, economic and financial aspects, they are described in the documents below: Technical Information DDEF 005/2018, dated June 13, 2018, Joint Technical Information DFP/DFC/DDEF 002/2018, dated May 14, 2018, Report to the Executive Board (”REDEX”), as well as the draft of the Management Proposal (“PROPOSAL”), which sets out advantages and risks of the items included in the agenda, which help set the basis for the matter at hand, and should be taken into consideration by the managers, in the event of their deliberation.

We would like to underline that this opinion will only address the subjects of the agenda in question, therefore, not covering the acts required for the transfer of the controlling interest of the DISTRIBUTION COMPANIES, nor the modeling or adjustments provided for under CPPI Resolution No. 20/2017, and subsequent amendments, already assessed in the event of DJJJ 4563/2017 memorandum, dated December 20, 2017, to which we refer in full.

Similarly, It should be noted that, because they are out of the scope of this legal department, this opinion shall not cover assessments about the economic and financial conditions, as well as the convenience and opportunity for approval of the agendas in question, which made it necessary adjudication on the merits by Eletrobras’ managers and forwarded for decision of the General Meeting as sovereign deliberation in this regard.

With this initial considerations, we will analyze the agenda under appraisal, beginning with the subject of extension of the term for transfer of the controlling interest of the DISTRIBUTION COMPANIES that had privatization approved at the 170th EGM of Eletrobras (Items 1 to 7), subsequently addressing the election of the members of the board of directors and fiscal council (Items 8 and 9).

1. Extension of the deadline for implementation of the privatization of the DISTRIBUTION COMPANIES

In accordance with Article 131 of Law 6404/1976 (“CORPORATION LAW”), the general meeting is of ordinary nature when the object includes the business established under Article 132 of the same legal provision, and extraordinary in the other cases.

As a matter of fact, what the scope of responsibility of the EGM includes derives from the particular business of OGM, being typical in the events established under Articles 135 and 136 of CORPORATION LAW, and atypical whenever so demands the company’s Articles of Incorporation, or, even more widely, when called to “resolve all business connected to the corporate purpose, and to make the deliberations deemed suitable for its protection and development,” according to Article 121 of the aforementioned legal provision.

In this sense, given that the propositions of the agenda are aimed at changing the terms established at 169th EGM, reflected in the decision of the 170th EGM, the competence of the EGM to be called to approve the business in the agenda is clear, given that only the General Meeting is competent to review its decisions, as it stands as the sovereign department of the Company.

Furthermore, any disapproval of the extension of term, in practical terms, imply the refusal for modeling the privatization approved by the 170th EGM, on February 8, 2018, a decision that may only be revisited by the very General Meeting of the company.

In this context, understanding the mandatory nature of the call of EGM under appraisal by Eletrobras’ managers is still needed. This is true because the process of privatization stands as the political act of reordering the Government’s activity in the economic realm, and Eletrobras will be in charge of following it up until its DISTRIBUTION COMPANIES are removed at PND/PPI.

In this regard, TCU stated its positioning when it analyzed the program of divestment of assets of Petrobras. As follows:

“[...] Law No. 9,491/1997 is targeted at establishing a set of procedures that allow the Chief of the Executive Branch, in the performance of the assignments set under Article 84, Items II and VI, letter a, CF/88, to choose the companies and activities that shall be subject to privatization, with the purpose of enabling the constitutional principle of residual performance of the Government as business party (Article 170, Item IV, with reference to Article 173, head provision, CF/88).

Even more emphatically CGU argued, in the scope of the privatization of CELG:

“Based on the review of the legal framework that regulates the procedures of PND, Law No. 9,491/97 and Decree No. 2,594/98, the company object of the sale or the controlling company has not a role to be performed in connection with the Privatization, and not any assessment shall be carried out with respect to the timeliness and convenience of its sale, as it is a merely political option”

That is the reason why Law No. 9,491/97, in its Article 191, imposes on the managers and controllers of the companies, included in the privatization regime, the duty to take all measures established by CND/CPPI to perform the sale.

Thus, it is not their right to deny Eletrobras’ Shareholders’ General Meeting the authority to decide for extending the term, for actual transfer of control of the DISTRIBUTION COMPANIES, which is clearly no longer possible within the term set by 169th AGE, owing to factors not within the reach of the business managers, in connection to the privatization of such companies, by 170th AGE, especially the impact of time of assessment by TCU about the notice for sale, under the terms of IN 27/98, of this Accounting Court. Owing to this inspection by TCU, said notice was published only on June 15, 2018, establishing the performance of the auction on July 26, 2018, which implies the non-enforceability of the applicable term in light of the 169th EGM.

However, this specific duty, within the scope of privatization, does not preclude the managers from the full and effective exercise of the fiduciary duties established by CORPORATION LAW, such as the duty of diligence and loyalty to social interest. Thus, they are fulfilling these duties when the recommend efforts or alert on risks they deem to be essential for the Company’s care, as performed under the PROPOSAL enclosed to this business, mainly with respect to the indispensable economic and financial neutrality of the designation hereby performed by DISTRIBUTION COMPANIES, which shall be timely appraised in this opinion.

Items 1 to 6 of the agenda of the EGM to be convened deal with the rectification of item 1 of the 169th EGM, in order to extend the deadline established therein for the transfer of the control of DISTRIBUTION COMPANIES until December 31, 2018, in compliance with CPPI Resolution 20/2017, as amended by CPPI Resolutions 28/2017, 29/2017 and 36/2018, in compliance with MME Ordinance No. 424/2016, amended by MME Ordinance No. 246/2018, and provided that, cumulatively, it is verified: (i) that the Granting Authority ensure that the necessary resources to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or by the Federal Government and/or Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that none of the conditions set forth in article 5 of Decree 9,192/2017 has occurred. In addition, in the specific case of Amazonas Energia (item 4 of the agenda), there is still the following condition: (iii) recognition by law, regulatory act or by administrative or regulatory means, full reimbursement by CDE/CCC of costs related to gas supply contract No. OC-1902/2006 and additives, in order to guarantee its non-onerosity, according to Law No. 12,111/2009.

In this context, taking into account the fact that the term in itself is a matter of now legal interest, it is important that the conditions of the agenda are duly regarded, given that its non-occurrence or ascertainment may lead to the liquidation of the DISTRIBUTION COMPANIES based on Item 19 of the 170th EGM.

1 Article 19. The controlling shareholders and managers of the companies included in the National Privatization Council shall apply, in the terms established, the measures to be established by the National Privatization Council, as necessary for the implementation of the sale process.

At the 165th EGM, Eletrobras decided not to postpone the concession of its DISTRIBUTION CCOMPANIES in light of the regulation of Law No. 12,783/2013, which is the result of the conversion of MP No. 579/2012, a corporate event that pointed out to the Granting Power there was need for regulating the manner of performance of the public utility of energy distribution in the geographic areas not served by Eletrobras System back then.

It is strictly necessary to implement the principle of continuity of the public utility, that is to say, except for very exceptional situations, the utility should be provided without interruption, given the strict connection between energy security and rights connected to the human dignity of the users.

Article 9, paragraph 1, of Law No. 12,783/2013, in light of the said principle of continuity of the public utility, warranted on the Granting Power the prerogative of designating an agency or entity of the Federal Public Administration to temporarily provide the distribution activity, with final term in the assumption of a new utility company, through pure granting of the concession, or privatization of the former utility company, upon bidding for the concession associated with the disposal of control of the then legal entity providing the public utility, in the latter case according to the model provided for in Resolution No. 20/2017 of CPPI for the DISTRIBUTION COMPANIES. It refers to the regime of Designation.

In this context, the Granting Power has issued Ordinance MME No. 388/2016, which governs the terms and conditions for the Provision of the Public Utility of Distribution of Electric Energy by Agency or Entity of the Federal Public Administration, pursuant to Article 9, paragraph 1 of Law No. 12,783/2013. Subsequently, it issued the MME Ordinances numbers 420 to 425, all of August 3, 2016, designating the DISTRIBUTION COMPANIES in such capacity, in order to guarantee the continuity of the provision of the public distribution utility.

In turn, ANEEL amended Resolution No. 748/2016 with the purpose of defining fee readjustments and revisions, establishing the transfer of resources from the Fuel Consumption Account ("CCC"), Energy Development Account ("CDE”), and the Global Reversal Reserve (" RGR "), in addition to monitoring and overseeing the provision of the public distribution utility.

From the legal standpoint, firstly, it should be said that the designation regime under appraisal represents a direct form of public utility provision by the Government, since, in addition to securing it, it is also responsible for its execution, thus resorting to an agency or entity of its administrative structure. It is opposed to the indirect provision, as a rule under concession, whereby the Government delegates the execution of the public utility to a third party, which shall do so at its own risk.

Thus, the DISTRIBUTION COMPANIES act in the designation regime as if they were the Government itself, in a primary public interest, in the specific regard, as a “priority public utility function,” as defined by MME Ordinance No. 388/2016.

Mário Engler authoritatively asserts:

"The state-owned company that provides public utility owned by the controlling entity does not automatically acquire the legal status of a utility company, subject to the provisions of Law No. 8,987, dated February 13, 1995. The provision of a public utility through a state-owned company characterizes the direct performance of the Government, although decentralized. The company acts as appointee creditor or executor of the Government orders. The delegation may have legal grounds, when provided for in the law that authorized the incorporation of the company, or be the result of a subsequent specific law.²9999999”

Therefore, the designation regime, can be understood as a special modality of legal designation of public utility, operated according to the authorization under Article 9, Paragraph 1 of Law 12,783/2013.

Unlike the concession, which is regulated by contract, the designation regime does not have any consensual basis. The Granting Power states its positioning by Ordinances, as administrative acts of mandatory nature, i.e., whose effectiveness is independent of any consent by the designated agency or entity. In this regard, public law scholar Diogo Figueiredo Neto asserts:

“An administrative act is thus the unilateral manifestation of the will of the public administration, whose purpose is to constitute, declare, confirm; change or overrule a legal relationship between itself and those administered or between its own agencies, departments and representatives (emphasis added). ³10000000”

MME Ordinances No. 420 to 425, and subsequent amendments, thus established a compulsory legal bond between the Government and the DISTRIBUTION COMPANIES, which, owing to its legal nature herein raised, should not impose any kind of economic and financial burden on the DISTRIBUTION COMPANIES or even for Eletrobras, due to the accounting/corporate dues of consolidation of balance. In the designation there is no need for referring to the assumption of business risks, given that the DISTRIBUTION COMPANIES are mere temporary service providers acting in the name and on behalf of the Government.

It should be noted that, in Law No. 12,767/12, there is also a regime for the temporary provision of public electric energy services through an agency or entity of the federal administration, such as the regime of Law No. 12,783/13. Similarly to the present one, it affirms that the idea of economic and financial neutrality for the provider prevails, as concluded in the contrary sense of Article 2, Paragraph 1 of Law No. 12,767/12, as follows:

Article 2 Upon termination of the concession, the granting power shall temporarily provide the service, through an agency or entity of the federal public administration, until a new utility company is contracted by bidding process with auction or competition modalities.

Paragraph 1 The granting power shall have no liability of any kind in respect of taxes, charges, encumbrances, obligations or commitments with third party or employees relating to the period prior to the statement of termination of concession (emphasis added).

It is clear that there is uniqueness of concept and legal regime, which is supported by the right of the service provider, after reporting to ANEEL, to settle accounts with the Granting Authority, according to similar wording under Article 10, II of Law No. 12,783/2013 and Article 3, II of Law No. 12,767/12.

²PINTO JUNIOR, Mário Engler. Empresa Estatal: Função Econômica e Dilemas Societários. SP: Ed. Atlas, 2010, p. 146.

³ MOREIRA NETO, Diogo de Figueiredo. Curso de direito administrativo: parte introdutória, parte geral e parte especial. RJ: Ed. Forense, 2005, p. 136.

In light of the legal provisions, therefore, the designation regime shall surely display economic and financial neutrality, which would at first be achieved with the formula of appropriate remuneration provided for under Article 11 of MME Ordinance No. 388/2016, limited only by the availability of RGR resources.

However, as indicated in IT DDEF No. 005/2018, the existence of another limitation in ANEEL Resolution No. 748/2016 has been distorting the expected neutrality of the designation. Subsequently in said IT, on the base date of March 2018, “the estimated loss amounted to BRL 5.0 billion, in addition to BRL 3.7 billion (inflation adjusted amount) received from RGR in this designation period, which have been recorded to date only under the liabilities, with no corresponding entry under regulatory assets, thus impacting the Shareholders’ Equity of both distribution companies and Eletrobras.”

In that being so, from a legal standpoint, although the designation regime reflects a taxation of the Granting Power to the DISTRIBUTION COMPANIES, it is in accordance with the fiduciary duties of the managers that they propose, according to the PROPOSAL: (i) that Eletrobras pursues, administratively or judicially, the establishment of an appropriate remuneration ensuring the neutrality of any period of temporary provision of the distribution services, thus remedying the economic and financial imbalance found as far as the Designation is concerned; (ii) that Eletrobras files claims before the Granting Power to allow proper conditions for the continuity of the temporary provision of distribution services, which is in line with said Article 10, II of Law No. 12,783/1749999999; (iii) that, in the items on the agenda that provide for the extension of the term of transfer of control of DISTRIBUITION COMPANIES, it is a condition for the deliberation of Eletrobras’ 171st EGM requiring that “the Granting Power ensures all necessary resources to operate, maintain and to make investments connected to the public services of the respective distributor to be backed by the Tarif, Federal Government or the Sectorial Funds, thus keeping the economic and financial balance of the Distribution Companies considering any designation period, without any contribution of any kind by Eletrobras.”

At this point, for instance, the diligence of Eletrobras’ management is noteworthy, in accordance with CTA-PR-2015/2018, when prompting ANEEL to state its positioning with respect to the booking of the regulatory asset in connection with the accrued liabilities of the RGR loans taken by the Distributors over the designation period. ANEEL, in Official Letter No. 242/2018-DR/ANEEL, dated June 13, 2018, thus concluded to entertain the claim by Eletrobras, based on Article 6 of Decree 9,192/17510000000:

“[...] the booking of tariff of the resources necessary for the amortization of RGR loans is ensured. That is, the regulatory asset (transfer of tarif) is assured to the holder of the liability (debts with the RGR fund) which will be assumed by the utility company, be it Designated Distributor itself (scenario 1) or any other company (scenario 2). There is no chance, therefore, that the liability be with the Designated Distributor, without having a corresponding asset (emphasis added).”

4Article Article 10.  The agency or entity responsible for the temporary provision of the public utility of electric energy shall:

I – [...]; and

II - render accounts to Aneel and performing settlement of accounts with the granting power.

5Article 6 The concession agreement of the new utility company shall provide for the booking of fees connected to the loans referred to under Article 4, Paragraph 4, Item VI, of Law No. 5,655, dated May 20, 1971, under the terms of the call for tenders.

The same scope was that of Letter CTA-PR-2059/2018, dated June 14, 2018, referenced to Official Letter No. 209/2018/SE-MME, dated June 11, 2018, in which Eletrobras claims before MME to take measures to ensure the economic neutrality to define the imbalance of the Designation, both in terms of reimbursement for the loss previously assessed, and to regularize the provision until the assumption of the new utility company.

The second condition for Items 1 to 6 of the agenda lies with verification of any of the hypotheses set forth under Article 5 of Decree No. 9,192/2017, which regulates the concession bidding connected to the transfer of control of the legal entity providing the utility. Below are the contents of said provision:

Article 5 Aneel shall carry out the bidding for concession of electric energy distribution without the transfer of corporate control of the legal entity responsible for the provision of the electricity distribution service, in the following cases:

I - by decision of CPPI, for projects qualified under the Investment Partnership Program of the Presidency of the Republic, or by decision of the Ministries of Mines and Energy, Finance and Planning, Development and Management, in other cases;

II - if the controlling shareholder of the legal entity in charge of the performance of the service of distribution of electric energy:

a) fails to fulfilling the provisions under Article 1, Paragraph 2; or

b) fails to approve the recommendations established under Article 4, paragraphs 10 and 11, within the term established based on Article 4, Paragraph 12; or

III - if the bidding provided for under Article 1.

Only the item III - which provided for the frustration in the auction scheduled for July 26, 2018, is relevant for this analysis. This is because, since there are no interested parties in the bidding for concession of the electric energy distribution associated with the transfer of control of one or more DISTRIBUTION COMPANIES, or in case of non-compliance with the terms of the auction notice, Article 5, head provision, of Decree No. 9,192/2017, requires ANEEL to grant pure concessions, which is sufficient to trigger the status of liquidation of such companies, since, in addition to the being already bereft of corporate purpose for the loss of the concession, they will no longer have any economic value for a potential sale unattached from the cash flow resulting from the granting of concessions for 30 years.

Therefore, with respect to the Distribution Company whose auction is not successful, the respective item of the agenda that deals with the deliberation on the extension of the term of the 169th Extraordinary General Meeting of Eletrobras shall be compromised. Therefore, the Company's Management, when aware of the risk and consequences of the verification of any of the hypotheses under Article 5 of Decree No. 9,192/2017, should propose that shareholders abide by such condition in the event of approving Items 1 to 6 of the agenda.

In the case of Amazonas Energia, the third condition related to the coverage of generation costs by CCC becomes extremely relevant in the case of Aneel Order No. 314/2016, which, when fixing the amount of natural gas to be reimbursed by the CCC in 2016 in lower than the Contracted Daily Quantity ("QDC"), may make the gas purchase and sale agreement entered into with Cigás (Contract No. OC-1902/2006, as amended) onerous. In this context, we must point out that Eletrobras is a guarantor and joint debtor of this agreement, and may be sued in court to comply with it, both in the case of liquidation of Amazonas Energia and as the guarantor of Amazonas Geração e Transmissão de Energia S.A. , successor of Amazonas Energia in the contractual position when the assignment of Contract No. OC-1902/2006 produces its regular effects, which should be considered by the managers in their judgment of merit.

It should be noted that the Management Proposal foresees that such conditions must occur until the date of the privatization auction of the DISTRIBUTION COMPANIES, to be verified at the time of the 171st Extraordinary General Meeting, and must therefore be certified by the the due deliberation of the items on the agenda of the shareholders, observing the specific case of artIcle 5, III, of Decree 9,192/2017, explained above.

Item 7 of the agenda, in turn, approves the onset of the dissolution and liquidation process of the Distribution Company if not deliberated, or if the Items 1 to 6 of the agenda are disapproved, or still in case of non-compliance with any of the conditions listed in such items, it being a legal consequence of the process, as explained above. With respect to the legal treatment of the possible dissolution and liquidation of Distribution Company , reference should be made to memorandum DJJJ 4563/2017 and 4621/2017.

At this pointed, it should be noted that Eletrobras stands as the guarantor of the assets of Amazonas Energia, Boa Vista Energia, Ceron and Eletroacre, under the scope of Debt Confession Instruments (CCDs) signed between these distributors and Petrobras, with the consenting intervention of Eletrobras, on April 30, 2018, there being provision in such instruments that, should there is no such Distribution Companies’ privatization, the guarantee posted by Eletrobras ceases to be valid, and it is up to the respective Distribution Company  to post a new guarantee to Petrobras’ satisfaction.

Accordingly, it should be considered by the managers, in their adjudication on the merits, that, by extending the deadline for the transfer of controlling interest in the DISTRIBUTION COMPANIES, the term of the Eletrobras trust guarantee granted in the scope of the CCD’s also extends, under the terms above.

2. Election of the Board of Directors and Fiscal Committees:

In this sense, with respect to the business described in Item 8 of the meeting’s agenda, it should be noted that, under the terms of Article 132, Item III in connection with Article 122, Item II, both of CORPORATION LAW, the business is under the scope of responsibility the shareholder’s meeting, as it is referred in the exhaustive list under Article 132 of said law, which provides for the business under the scope of responsibility of this sort of meeting69999999. However, Nelson Eizirik’s understanding is worthy of note, when he addresses the scope of responsibility in the election of managers, the vacancy of position and its consequent filling, he asserts that the election thereof may be carried out in an Extraordinary General  Meeting710000000.

In view of the foregoing, as far as the business at hand is concerned, we hereby refer it fully to the shareholder’s meeting, in addition to the guidelines already established by such legal department under PJEO-01/2013 Technical Note, in all relevant provisions, specifically Item 2.2, where the guidelines concerning the election of managers may be found.

6 With respect to this subject, please refer to CARVALHOSA, Modesto. Comentários à Lei de Sociedades Anônimas – 2º volume – artigos 75 a 137. São Paulo: Saraiva, 2008, pág. 793.

7 With respect to this subject, please refer to Eizirik, Nelson. A Lei das S/A Comentada. 2º volume. São Paulo, Quartier Latin do Brasil, 2011. Article 150. p. 123/334-335.

With respect to Item 9 of the agenda, it shall also be deemed as a business under the Ordinary General Meeting scope of responsibility, since it is included in the exhaustive list of Article 132 of CORPORATION LAW. However, also in this case, Nelson Eizirik’s understanding of the issue is worthy of note, when he asserts that the election of the fiscal director may, in some cases, be carried out by means of an EGM, as follows:

“The Fiscal Council may be opened at any time, as well as check of the need for substituting a member, reason due to which the business may also be object of deliberation of a special shareholder’s meeting. 89999999”

We also hereby refer to the whole of the guidelines already set out by this legal department in PJEO-01/2013 Technical Note, for what it may be applicable, particularly Item 2.3, which provides for the election of fiscal directors.

It should be noted that, pursuant to Article 10, I, of CVM Instruction No. 481/2009, as amended, whenever a General Meeting is convened to elect directors or members of the fiscal council, the Company is expected to provide, at a minimum, the information established in Items 12.5 to 12.10 of Annex 24 to CVM Instruction No. 480/2009 (Items 12.5 to 12.10 of the Reference Form).

Annexes 8 and 9 of the PROPOSAL, regarding the election of members to the Boards of Directors and Fiscal Council, only indicate the information under Items 12.5, 12.9 and 12.10. However, considering that the candidates shown are being appointed for the first term in Eletrobras, there is no need to complete Item 12.6. Similarly, considering that such members do not hold positions in statutory committees of Eletrobras, there is no need to state such information in Items 12.7 and 12.8.

This way, the annexes in question are in keeping with the regulation, as well as complete.

3. Final Considerations

Regarding the internal approval of the matter, it is incumbent upon the Board of Directors of Eletrobras to convene the Shareholders' General Meeting, in the cases provided for in the CORPORATION LAW Act, or whenever it deems convenient, according to Article 26, VII, and its Articles of Incorporation, as referenced with Article 142, IV, of Law No. 6,404/76. There is not, in the governing laws or the Articles of Incorporation of the Company, any need for the Fiscal Council to state its opinion about the matter.

It should also be noted that the need for meeting the requirements essential for the regular call, established in Articles 124 and 289, both of CORPORATION LAW, especially concerning the minimum term of 30 days of advance for the call of EGM, as established under Article 8 of CVM Instruction no. 559/2015, given that Eletrobras is the issuer of the shares that back up the program of sponsored DR.

8 A Lei das S/A Comentada. 2º volume. Eizirik, Nelson. São Paulo, Quartier Latin do Brasil, 2011. Article 131. p. 123.

As for distance voting, the sole paragraph of article 121 of the Corporate Law establishes that the shareholder of publicly-held companies, such as Eletrobras, "may participate and vote at a general meeting in accordance with the regulations of the Brazilian Securities and Exchange Commission." In this context, CVM Instruction No. 481/2009, as amended, determines that the shareholder may exercise the vote in the General Meetings by completing and delivering the distance voting ballot  whenever the general meeting is called to resolve, among others, on the election of members of the fiscal council, pursuant to its article 21-A, paragraph 1, so that it is correct for its forecast in the call notice of the 171st EGM on screen.

With respect to the draft PROPOSAL, which shall support the shareholders at the Shareholders’ Meeting to be held, with regard to the legal aspects of the recommendation therein, it is in keeping with the legislation and other applicable standards, especially Instruction CVM No. 481/2009 and the CIRCULAR OFFICIAL LETTER/CVM/SEP/NO. 02/2018.

We consider the need to evaluate the convenience and timeliness of the proposals in the agenda, as well as their communication to CVM, and to the stock exchanges that issue securities issued by Eletrobras, since they can be considered as relevant facts, in view of the provisions set forth in Article 2, sole paragraph, item XVIII of CVM Instruction 358/200299999999. Therefore, we recommend that DFR1010000000 appraises, as the case may be, the appropriate moment for the communication of material fact to the market, and, additionally, the managers shall be responsible for adjudicating on the merits of its immediate disclosure, should this threaten the legitimate interest of the Company.

9 “Article 2 For the purposes of this Instruction, any decision of a controlling shareholder, a resolution of the shareholders’ meeting meeting or of the governing agencies of a publicly-held company, are considered relevant, as well as any other political, administrative, technical, business or economic and financial act or fact happening or connected to its business that could significantly impact:

(...)

Sole Paragraph. In accordance with the definition of the head provision, potentially relevant act or fact include the following, among others:

(...)

XVIII - approval, change or withdrawal of project, or else delay implementing it;

10 As established by CVM Instruction 358/2002 in its Article 3, as follows:

“Article 3 It is incumbent upon the Investor Relations Officer to send to CVM, through an electronic system available on the CVM website in the Internet, and, if applicable, to the stock exchange and organized over-the-counter market entity in which the securities issued by the company are actually traded, any relevant act or fact happened or connected to its business, as well as ensure its wide and immediate dissemination, simultaneously in all markets in which such securities are actually traded.”

11In Direito Administrativo Brasileiro, MEIRELLES, Hely Lopes, São Paulo, Ed. Malheiros, 29ª ed., pág. 152/153: “(...) The administrative merit is therefore based on the assessment of the motives and the choice of the object of the act, made by the Administration in charge of its practice, when authorized to decide on the convenience, timeliness and justice of the act to be performed

In “Direito Administrativo”, GASPARINI, Diógenes, São Paulo, Saraiva, 9ª edição, 2004, p. 94: “Discretionary shall be the administrative acts carried out by the Public Administration, in accordance with one of the behaviors that the law so establishes. Thus, it is the responsibility of the Public Administration to choose the said behavior.

Such choice is based on the criterion of convenience and timeliness, i.e., on the merits. There is convenience whenever the act is of the interest, its convenient or meets the public interest. There is timeliness when the act is performed in the right moment to meet the public interest.”

It should be underscored that the understanding now considered stands as a mere opinion, not bound on the Company’s management, and that seemed to us more in line with the governing legislation and other applicable laws.

Lastly, in accordance with paragraph 4 of the Manual of Good Consulting Practice of the Attorney General of the Federal Government, we would like to render it clear that any stamps in the documents forwarded to PRJE merely stand as a mechanism for certification of the sheets actually reviewed by the counsel, and thus not replace or disregard the corresponding legal opinion.

Thus, abiding by the adjudication on the merits1111, considering the favorable positions of the competent departments, the REDEX and the Drafts of Resolution, Management Proposal and Remote Voting Report are sealed and attached hereto.

André de Avellar Torres

Fernanda Maria Vieira Lima Schuery Soares

Annex 12 – Voting Ballot Template

VOTING DISTANCE BALLOT

EGM - CENTRAIS ELET BRAS S.A. – ELETROBRAS - JULY 30, 2018

Name
Shareholder CNPJ or CPF (Identification)
E-mail

Fulfillment General Guidelines

The Voting Ballot shall be completed fulfilled, signed and sent to: (i) the Bookkeeping Agent of shares issued by the Company (Banco Bradesco S/A); (ii) the custodial agent responsible for the custody of the shares issued by the Company of its ownership; or, (iii) to the Company, directly.

If the shareholder is considered a legal entity under Brazilian law, the signature must be from its legal representatives, or attorneys with powers to practice this type of act

The Voting Ballot received by the Bookkeeping Agent, the Custodial Agent (as the case may be) and/or by the Company shall be admitted up to 7 (seven) days prior to the date of the General Meeting. The Voting Ballot that is delivered after this deadline will be considered invalid and will not be processed by the Company.

The Voting Ballot sent directly to the Company shall be accompanied by documentation proving the quality of shareholder or legal representative of the signatory shareholder, thus observing the requirements and formalities indicated in item 12.2 of the Company’s Reference Form, as well as in the Management Proposal.

After such term, the Company informs that it will consider the fields not filled as instruction equivalent to the abstention of vote in relation to such matters.

Delivery guidelines, indicating the right to send directly to the company or send instructions to the Bookkeeping Agent or the Custodial Agent

The Voting Ballot may alternatively be delivered to:

(i) The Bookkeeping Agent of the shares issued by the Company (Banco Bradesco S/A);

(ii) The Custodial Agent responsible for the custody of the shares issued by the Company of its ownership, provided that it offers such service pursuant to CVM Instruction 481; or,

(iii) To the Company, directly.

The Banco Bradesco S.A., as the Bookkeeping Agent of the shares issued by the Company, will receive the Company's Voting Ballot in all its network of banking branches spread throughout the national territory, in compliance with the procedures established by it.

Shareholders or their representatives must attend at any bank branch of the Bookkeeping Agent, with a valid original identification document with a photo and, in the case of shareholders considered legal entities and/or represented by a proxy, the competent proxy documents must be presented, in addition to the Voting Ballot.

Custodial agents may, but are not required to receive, the Company's Shareholders' Voting Ballot. Therefore, it is recommended that shareholders verify with the respective Custodial Agent if it will provide such service, as well as its costs and procedures.

The Company's shareholders may also, in its sole discretion, forward the Voting Ballot directly to the Company, by post, addressed to the Company's Investor Relations Office, located at Avenida Presidente Vargas, 409, Centro, 9th floor, Rio de Janeiro/RJ, ZIP CODE 20071-003, or by e-mail, to the following e-mail address: ombudsman-ri@eletrobras.com, and the originals, in the latter case, must be forwarded to the Company before the date scheduled for the Shareholders General Meeting.

The Voting Ballot that is unaccompanied by the documentation required to prove the shareholder's condition or to prove its representation will not be considered valid and, as a consequence, will not be processed by the Company, but may be corrected and resent by the shareholder to the Company, observing the terms and procedures established in CVM Instruction 481.

Postal and electronic address to send the voting ballot, if the shareholder wishes to deliver the document directly to the company

Eletrobras Investor Relations Office

Avenida Presidente Vargas, 409, Center, 9th floor

Rio de Janeiro - RJ

ZIP CODE 20071-003

Email:ombudsman-ri@eletrobras.com

Indication of the institution contracted by the company to provide the bookkeeping service Securities, with name, physical and electronic address, telephone number and person for contact

Pursuant to an agreement signed between the Company and Banco Bradesco S/A, the Voting Ballot may be delivered to any branch of the bank within the national territory.

Clarifications concerning the applicable procedures and requirements can be obtained from the following address:

Banco Bradesco S.A. Stock and Custody Department

4010.acecustodia@bradesco.com.br

Adressed to Mr. Carlos Augusto Dias Pereira

Address: Núcleo Cidade de Deus, Prédio Amarelo, 2nd floor, Vila Yara, Osasco, SP ZIP: 06029-900

Ph: 0800 701 16 16

Banco Bradesco S.A. 4010/Departamento de Ações e Custódia Escrituração de Ativos 4010.acoes@bradesco.com.br

Carlos Augusto Dias Pereira

Endereço: Cidade de Deus, s/nº, Vila Yara, Osasco, SP CEP: 06029-900 Tel.: (11) 3684-9441 - Fax: (11) 3684-2811

Matters to be discussed in the Extraordinary General Meeting

Simple Deliberation

1.        To approve the rectification of item 1 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia de Eletricidade do Acre (hereinafter referred to as "Eletroacre") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 421/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

[   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

2.        To approve the rectification of item 4 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Centrais Elétricas de Rondônia S.A (hereinafter referred to as "Ceron") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 422/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

[   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

3.        To approve the rectification of item 7 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Boa Vista Energia S.A (hereinafter referred to as "Boa Vista Energia") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 425/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

[   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

4.        To approve the rectification of item 10 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Amazonas Distribuidora de Energia S.A. (hereinafter referred to as "Amazonas Energia") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 420/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected; (iii) that has been recognized by law, regulatory act or administrative or regulatory means, of the full reimbursement by the CDE/CCC of the costs related to the gas supply contract No. OC-1902/2006 and additives, in order to guarantee its non-onerosity according to Law nº 12,111/2009;

[   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

5.        To approve the rectification of item 13 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia Energética do Piauí (hereinafter referred to as "Cepisa") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 423/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

[   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

6.        To approve the rectification of item 15 of the decision of the 170th Extraordinary General Meeting of February 8, 2018, regarding the term established by the 169th Extraordinary General Meeting held on December 28, 2017, changing so that the date of transfer of the control of Companhia Energética de Alagoas (hereinafter referred to as "Ceal") occurs until December 31, 2018, in compliance with CPPI Resolution No. 20/2017, amended by CPPI Resolutions 28, 29 and 36, and in compliance with Ordinance MME number 424/2016, as amended by Ordinance MME number 246/2018, provided that, cumulatively, it is verified, in the act of holding the 171st Extraordinary General Meeting, the occurrence of the following events up to the date of the auction (i) the Granting Authority has ensured that the resources necessary to operate, maintain and make investments related to the provision of the public service of the respective distribution company are provided by the tariff and/or the Federal Government and/or the Sectoral Funds, maintaining the economic and financial balance of the entire designation period, since August 5, 2016, without any contribution of resources, by Eletrobras; (ii) that the hypothesis provided for in article 5, item III of Decree 9,192/2017 has been rejected;

[   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

7.        To approve, if items 1, 2, 3, 4, 5 or 6 are not deliberated or disapproved, or in case of failure to comply with any of the conditions listed in items 1 to 6, the beginning of dissolution and liquidation of respective distribution company (object of the referenced items);

 [   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

8.        To elect 01 (one) effective member to the Board of Directors of the Company, to fulfill the remainder of the term of Mr. Esteves Pedro Colnago Júnior, a former member appointed by the Minister of State for Planning, Development and Management, who resigned;

 WALTER BAERE DE ARAÚJO FILHO

 [   ] Approve [   ] Reject [   ] Abstain

Simple Deliberation

9.        To elect 01 (one) effective member and its respective deputy to the Company's Fiscal Council, pursuant to article 50, I of the Company's Bylaws.

EDUARDO COUTINHO GUERRA and MÁRCIO LEÃO COELHO

[   ] Approve [   ] Reject [   ] Abstain

City:

Date:

Signature:

Shareholder’s Name:

Phone Number:                                                                                                                     __

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.